

Annual Report ²⁰²²

SELECT

Revenue



$1.4 Billion

Chart data in millions

$605 — 2020
$765 — 2021
$1,387 — 2022

Adjusted EBITDA[1]



$195 Million

Chart data in millions

$21 — 2020
$50 — 2021
$195 — 2022

Recycled Water Volumes



3.7 Billion Gallons

Chart data in billions

0.6 — 2020
1.3 — 2021
3.7 — 2022

Employee Headcount



4K+ Employees

For years ended December 31

2,012 — 2020
3,078 — 2021
4,034 — 2022

(1) Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Non-GAAP Financial Measures" in our Annual Report on Form 10-K included in this annual report to shareholders or visit our website at www.selectenergy.com.



A Letter to
Stockholders

March 20, 2023

Overall, 2022 was a very exciting year for Select. We successfully executed on our key strategic objectives that were focused on maximizing the value potential across our business, resulting in the following achievements:

- 2022 Revenues grew by 81% as compared to 2021, finishing the year with total revenues of approximately $1.4 billion. We achieved record revenues during 2022 in both Water Infrastructure and Chemicals, while Water Services continue to reap the benefits of our consolidation and technology initiatives, achieving all-time high levels of revenue on a per employee basis

- Record 2022 net income, an increase of $105 million, and record 2022 earnings per share of $0.51.

- 2022 adjusted EBITDA increased 290% as compared to 2021 to $195 million

- Continued to maintain a strong disciplined balance sheet, which allowed us to capitalize on opportunities during a dislocated market over the last two years

- Applied cash generated from the sale of unneeded or duplicative assets into targeted strategic investments like developing new recycling facilities or enhancing our advanced chemistry from our research lab through in-basin manufacturing

- Completed a dozen different corporate and asset strategic acquisitions and executed a meaningful number of organic growth projects that offer vast infrastructure development potential

During 2022, we expanded our daily recycling capabilities by more than 400% to more 3 million barrels per day of capacity. These recycling solutions will provide critical, sustainable solutions for traditional energy operations, allowing the industry to continue to prosper throughout the energy transition in years ahead.

- Exceeded our annual water recycling and employee safety targets embedded in our sustainability-linked credit facility, which translates to a lower borrowing rate

- Initiated our first-ever quarterly dividend during the fourth quarter of 2022

Operationally, we continue to develop new integrated infrastructure projects and creative chemistry technologies that have helped us grow our market share across all segments. These efforts have also helped lead the industry towards a rapidly growing environment for sustainable recycling and reuse solutions. During 2022 alone, Select recycled 88 million barrels of produced water for reuse or approximately 4 billion gallons. When taking into account the full year of Breakwater operations, this number grows to 174 million barrels or 7 billion gallons. This pro forma figure is equal to more than two months of water usage within the city of Austin, Texas. Approximately two-thirds of this amount came from our fixed facilities under long-term contracts with the other third coming from our active mobile operations. During 2022, we expanded our daily recycling capabilities by more than 400% to more 3 million barrels per day of capacity. These recycling solutions will provide critical, sustainable solutions for traditional energy operations, allowing the industry to continue to prosper throughout the energy transition in years ahead.

Select's Foundation for Growth

The last 10 years have seen the dramatic impact in the United States and, to a lesser extent, globally of the shale revolution. This has revitalized US oil and gas production and created an abundance of economical energy that is an essential ingredient to fueling the power of human ingenuity and progress. We believe the important contribution of responsible energy production is too often taken for granted. As the world seeks to reduce pollution, poverty, and improve energy access for all people, we can also mitigate the risk of climate change through thoughtful innovation and advancements to develop sustainable waste solutions, and produce affordable, reliable, clean energy as part of a comprehensive energy transition.

Ultimately, Select will remain firmly committed to advancing new and sustainable solutions for our customers and other stakeholders that are responsible for producing the energy needed to power homes, the fuels that provide mobility to the global economy, and the refined products needed to engineer advanced materials and technologies.

1. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Non-GAAP Financial Measures" in our Annual Report on Form 10-K included in this annual report to shareholders or visit our website at www.selectenergy.com.

We continue to find ways to expand our expertise in sustainable water and chemical solutions across a diverse range of applications both within and beyond our traditional niche within unconventional shale resource development and production. Whether that is through full life cycle water and waste management solutions, developing creative technologies to support the energy transition or more broadly advancing into other industrial sectors, we believe Select is uniquely positioned to capitalize on new growth opportunities using and building upon our existing expertise.

Over the last couple of years, Select has remained steadfast and focused on executing our strategy of building and bolstering our core water and chemicals business, advancing our technology, sustainability, and diversification efforts, as well as executing on our strategic M&A. I think we have brought together the best water and chemical experts in the industry, and we'll continue to benefit from the consolidation of these team members into Select. Additionally, this strategy added a sizable portfolio of contracted and production-weighted revenues to bring incremental financial stability to our business, providing us the conviction to declare our first ever quarterly regular dividend during the fourth quarter of 2022.

2022 represented a culmination of our "build and bolster" strategy as well as an opportunity for a new beginning, one which reinforces our connection to water. At our core, Select is dedicated to our vision to be the recognized leader and trusted partner in sustainable water management solutions. Select was initially built over the last 15 years to service the energy industry and in that time, we have refined our focus to become a technology leader, uniquely positioned as the only integrated full life cycle water and chemistry company in the industry.

In recent years, we have closed on a dozen strategic acquisitions while also divesting noncore assets and operations that were not critical to our vision. With our diverse capabilities and that pace of change, it is clear to me that Select is ready for a realignment.

New Brand, Same Vision

Accordingly, we recently announced our corporate rebranding initiative. During the first half of 2023, Select intends to change its name to Select Water Solutions, Inc. 2022 marked our 5th anniversary as a publicly traded company and we will remain traded

To embody our new corporate identity as Select Water Solutions, we also have launched a new brand logo—a bold and vivid emblem for the future of Select.

Quality assets have a higher value potential within our portfolio than they do on a stand-alone basis given our ability to fund further development with minimal leverage and, importantly, our ability to tie them into a growing infrastructure network strategically suited to balance water needs across many different customers.

on the New York Stock Exchange under the stock ticker, WTTR, embracing our heritage as a water-first company. We believe this rebranding will align our employees and field operations and consolidate more than 10 unique brands and DBAs currently operating nationwide. This change will also significantly simplify our external communications with our customers and ensure that we are receiving maximum brand recognition for our capabilities and technologies across the entire platform of our operations.

To embody our new corporate identity as Select Water Solutions, we also have launched a new brand logo—a bold and vivid emblem for the future of Select, a future connected by water. We've already begun to deploy our new brand into the marketplace. Whether it's about uniting our teams around integrated water and chemistry, creating sustainable partnerships with our customers, integrating large infrastructure networks, or being good stewards for our surrounding communities, our business is all about fostering connections. And whether it's molecules or pipelines or people, we are all connected by water.

Looking Ahead

Importantly, our corporate rebranding initiative prepares Select for the future. In 2023, we intend to accelerate our infrastructure network investments as we advance customer discussions and leverage our leading position across multiple basins. We continue to see a tremendous amount of interest from our customer base around contracting new infrastructure development, particularly around full life cycle solutions. These investments will be supported by long-term contracts that will grow Select's cash flow for years to come. The additional stability provided by these initiatives, acquisitions, projects, and contracts give us incremental optionality in our capital allocation strategy.

Supported by recent acquisitions, advanced chemical technologies, organic infrastructure growth opportunities, and our other strategic investments, we see meaningful revenue, EBITDA, and net income growth in 2023. Select has identified the following growth opportunities:

1. During 2023, after two years of rapid organic growth coupled with a dozen acquisitions, we will seek, first and foremost, to meaningfully boost our operating margins. Cost inflation has eased for the various inputs in our business, and our revenue run-rate

performance is approaching all time high levels and expected to increase further throughout 2023. Our primary focus will be on internal efficiency efforts, which provides us with an opportunity to carry a larger part of the revenue dollar through to the bottom line.

2. Next, we will seek to build upon our infrastructure asset footprint through organic investments around recycling, pipelines, and system capacity. With our most recent acquisitions, we added four Midland Basin water recycling and infrastructure systems to complement our Northern Delaware pipeline and distribution footprint and additional Bakken assets around our pipeline and disposal networks there. Quality assets have a higher value potential within our portfolio than they do on a stand-alone basis given our ability to fund further development with minimal leverage and, importantly, our ability to tie them into a growing infrastructure network strategically suited to balance water needs across many different customers.

3. Finally, we will continue to seek new and exciting opportunities through M&A, while also making sure to hold ourselves accountable through improving the base business and constantly evaluating what fits our strategy long term.

In closing, we look forward to building and enhancing a solid track record of returning capital to shareholders as a component of our overall capital allocation framework. We are very excited about what the future holds for Select and look forward to further executing on this vision through additional earnings growth, shareholder returns, and strategic execution during 2023.

On behalf of our now over 4,000 highly skilled and dedicated employees, including our newest team members joining us from Breakwater, Cypress, and elsewhere, thank you for your continued support. We have the asset base, balance sheet, customer relationships, and technical expertise to really build something special. I'm very excited to jump into 2023 alongside them, and I look forward to reaching new heights under the banner of Select Water Solutions.

Sincerely,



John D. Schmitz
Chairman, President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38066

Select Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**81-4561945**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1233 W. Loop South, Suite 1400	77027
Houston, Texas	
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(713) 235-9500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	WTTR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☑
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).

Yes ☐   No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant computed as of June 30, 2022 (the last business day of the registrant's most recent completed second fiscal quarter) based on the closing price of the Class A common stock on the New York Stock Exchange was $489.1 million. There were 109,389,526 and 16,221,101 shares of the registrant's Class A and Class B common stock, respectively, outstanding as of February 20, 2023.

Documents Incorporated by Reference:

Portions of the registrant's definitive proxy statement for the 2023 annual meeting of stockholders, to be filed no later than 120 days after the end of the fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact, included in this Annual Report regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project," "preliminary," "forecast," and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included elsewhere in this Annual Report on Form 10-K, as well as those set forth from time to time in our other filings with the Securities and Exchange Commission (the "SEC"). These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

- global economic distress resulting from sustained Russia-Ukraine war and related economic sanctions, rising interest rates, and potential energy insecurity in Europe which may decrease demand for oil and demand for our services or contribute to volatility in the prices for oil and natural gas;

- actions taken by the members of the Organization of the Petroleum Exporting Countries ("OPEC") and Russia (together with OPEC and other allied producing countries, "OPEC+") with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with announced supply limitations;

- actions taken by the Biden Administration or state governments, such as executive orders or new or expanded regulations, that may negatively impact the future production of oil and natural gas in the U.S. or our customers' access to federal and state lands for oil and gas development operations, thereby reducing demand for our services in the affected areas;

- the level of capital spending and access to capital markets by oil and gas companies in response to changes in commodity prices or reduced demand;

- the ability to source certain raw materials and other critical components or manufactured products globally on a timely basis from economically advantaged sources;

- the severity and duration of world health events, including the novel coronavirus ("COVID-19") pandemic and its variants, and associated repercussions and operational challenges to supply and demand for oil and natural gas and the economy generally;

- any new or additional measures required by national, state or local governments to combat COVID-19, such as a COVID-19 vaccine mandate, which if enacted, could reduce labor availability or add additional operational costs as we may experience constraints on our workforce and the workforce of our supply chain, which could have a negative impact on our operations;

- the potential deterioration of our customers' financial condition, including defaults resulting from actual or potential insolvencies;

- the degree to which consolidation among our customers may affect spending on U.S. drilling and completions;

- trends and volatility in oil and gas prices, and our ability to manage through such volatility;

- the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate freshwater transfer, chemicals, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling on federal lands and various other environmental matters;

- regional impacts to our business, including our key infrastructure assets within the Bakken, the Northern Delaware portion of the Permian Basin, and the Haynesville;

- capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a decrease in the demand for our services in our core markets;

- regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, may over time reduce demand for oil and gas and therefore the demand for our services, including as a result of the Inflation Reduction Act of 2022 ("IRA 2022") or otherwise;

- changes in global political or economic conditions, generally, and in the markets we serve, including the rate of inflation and potential economic recession;

- growing demand for electric vehicles that may result in reduced demand for gasoline and therefore the demand for our services;

- our ability to hire and retain key management and employees, including skilled labor;

- our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms, including as a result of recent increases in cost of capital resulting from Federal Reserve policies and otherwise;

- our health, safety and environmental performance;

- the impact of competition on our operations;

- the degree to which our E&P customers may elect to operate their water-management services in-house rather than source these services from companies like us;

- our level of indebtedness and our ability to comply with covenants contained in our Sustainability-Linked Credit Facility (as defined herein) or future debt instruments;

- delays or restrictions in obtaining permits by us or our customers;

- constraints in supply or availability of equipment used in our business;

- the impact of advances or changes in well-completion technologies or practices that result in reduced demand for our services, either on a volumetric or time basis;

- acts of terrorism, war or political or civil unrest in the U.S. or elsewhere, such as the Russia-Ukraine war and/or political instability in the Middle East;

- accidents, weather, natural disasters or other events affecting our business; and

- the other risks identified in this Annual Report on Form 10-K, including, without limitation, those under the headings "Item 1A. Risk Factors," "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Certain Relationships and Related Transactions, and Director Independence."

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary note.

Risk Factor Summary

Risks Related to Our Business Operations

- Our business depends on capital spending by the oil and gas industry in the U.S. and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.
- Continuing or worsening inflationary issues and associated changes in monetary policy have resulted in and may result in additional increases to the costs of our goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise.
- The failure to successfully and timely integrate acquired properties, including to successfully combine our business and Breakwater Energy Services, LLC's. ("Breakwater") business, may adversely affect our future results.
- Continued volatility in oil and/or natural gas prices may adversely affect the demand for our services.
- The IRA 2022 could accelerate the transition to a low carbon economy and could impose new costs on our customers' operations.
- Our key infrastructure assets in Louisiana, North Dakota, New Mexico and Texas make us vulnerable to risks associated with conducting business in these regions.
- Restrictions on the ability to procure water or changes in sourcing or disposal requirements could decrease demand for some of our services.
- Regulatory and societal efforts to reduce fossil fuel use and associated carbon emissions could reduce demand for oil and natural gas, and thereby the demand for our services, including as a result of the IRA 2022 or otherwise.
- We may be subject to claims for personal injury and property damage.
- We are subject to cybersecurity risks.
- We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.
- Disruptions in the transportation services of logistics companies transporting wastewater and other oilfield products could have an adverse effect on our results.
- A significant increase in fuel prices may adversely affect our transportation costs.
- Continuing or worsened impacts of the COVID-19 pandemic or of the widespread outbreak of any other communicable disease could reduce the demand for oil, and therefore for our services, and negatively impact our business.

Risks Related to Customers and Suppliers

- Significant price volatility or interruptions in supply of our raw materials for our chemicals business may result in increased costs and negatively impact our financial results.

Risks Related to Compliance with Regulations

- Legislative and regulatory initiatives in the U.S. relating to hydraulic fracturing could result in operating restrictions, delays or cancellations in our customers' operations, reducing demand for our services.
- Our and our customers' operations are subject to a number of regulatory risks as a result of climate change initiatives.
- Our chemical products are subject to regulations that tend to become more onerous over time, that could result in increased costs.
- State and federal legislation and regulatory initiatives relating to our disposal operations and seismicity could harm our business.

Risks Related to Personnel and Related Parties

- Our industry typically experiences a high rate of employee turnover.
- Transactions with related parties present possible conflicts of interest.

- Potential vaccine mandates and other governmental regulations relating to the ongoing COVID-19 pandemic could have a material adverse impact on our business, operations, and results of operations.

Risks Related to Our Capital Structure

- If we fail to maintain and enhance an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
- We may incur indebtedness or issue additional equity securities to execute our long-term growth strategy.
- Our Sustainability-Linked Credit Facility subjects us to various financial and other restrictive covenants.
- Future sales or issuances of our equity securities may depress our share price or dilute your ownership.
- Provisions in our governing documents and Delaware law may discourage takeover attempts.
- SES Legacy Holdings, LLC ("Legacy Owner Holdco") controls a significant percentage of our voting power.
- Our amended and restated certificate of incorporation may limit certain corporate opportunities.
- Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings.

Risks Related to Our Organizational Structure

- We are a holding company and our sole material asset consists of common units ("SES Holdings LLC Units") in SES Holdings, LLC ("SES Holdings"), which we are dependent upon for distributions and payments.
- We are party to two tax receivable agreements (the "Tax Receivable Agreements") that require payments for certain tax benefits, and such payment amounts could be significant.
- In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits.
- If SES Holdings were to become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes, we could experience tax inefficiencies.
- Legacy Owner Holdco and existing and former owners of outstanding membership interests in SES Holdings prior to the December 2016 private placement of 16,100,000 shares of our Class A-1 common stock at $20.00 per share (the "Select 144A Offering") and the related reorganization ("Legacy Owners") may have interests that conflict with the interests of holders of the Class A common stock.
- Our ability to use certain of our current and future net operating loss carryforwards ("NOLs") may be limited and could adversely affect our operating results and cash flows.

General Risks

- We may not be able to finance future growth of our operations or future acquisitions.
- The growth of our business through acquisitions may expose us to various risks.
- Our success depends on key members of our management.
- We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.

ITEM 1.   BUSINESS

Select Energy Services, Inc. and its consolidated subsidiaries (collectively referred to as "Select," the "Company," "we," "us," or "our") is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.

With a footprint across every major unconventional basin in the U.S., we operate through three primary segments: Water Services, Water Infrastructure and Oilfield Chemicals.

Our Water Services segment, which contributed approximately 58% of our 2022 revenue and 52% of our 2021 revenue, provides the complex services needed to support new well completions as well as ongoing production over the life of the well, including water transfer, flowback and well testing, water containment, fluids hauling, water monitoring and water network automation, as well as various on-site rental equipment and accommodation offerings. Through our patented WaterONE™ automation services and our proprietary AquaView® software platform, our Water Services segment provides extensive technology solutions that enable 24/7 monitoring and visibility for our customers into all of their water-related operations, including hydrographic mapping, water volume and quality monitoring, remote pit and tank monitoring, leak detection, asset and fuel tracking and automated-equipment services. We believe these technologies help our customers lower their operating costs, improve well productivity, increase safety, reduce the risk of spills and reduce the environmental footprint of their operations.

Our Water Infrastructure segment, which contributed approximately 19% of both our 2022 and 2021 revenue, develops, builds and operates semi-permanent and permanent infrastructure solutions to support both new oil and gas well development as well as ongoing production activity, including water sourcing, recycling and disposal of flowback and produced water as well as the associated logistics. As our customers transition from appraisal to full-field development, our fixed infrastructure offerings can provide environmental benefits by reducing the demand for water hauling by truck as well as economies of scale that help reduce their capital expenditures and lease operating expenses over the life of the field. Water Infrastructure operations provide for both the delivery of and the takeaway and reuse of water enabled by a network of water sources, permanent pipeline infrastructure, semi-permanent pipeline infrastructure, fixed and mobile treatment and recycling facilities, earthen pits and saltwater disposal wells ("SWDs"). We are actively building recycling facilities across multiple regions, and will continue to focus on recycling opportunities in all of the areas that we operate. We view produced water as an alternative, sustainable non-potable water source that is naturally generated from sources below the water table in the course of oil and/or gas production. Additionally, through recycling, we strive to reduce the portion of produced water being reinjected into SWDs over time, while also reducing the industry's need for fresh water.

Our Oilfield Chemicals segment, which contributed approximately 23% of our 2022 revenue and 28% of our 2021 revenue, develops, manufactures, manages logistics and provides a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, pipelines and well completions. Our completion chemicals are sold primarily to leading integrated and independent E&P companies and pressure-pumping service companies in the U.S. to support well stimulation and completion. We also provide customized water treatment and flow assurance solutions across the completion and production lifecycle. Additionally, through our FluidMatch™ solutions, we provide comprehensive testing and analysis of our customers' application conditions, product chemistry and key performance requirements for oil and gas well completion fluid-system design. This process may include water profiling, application and fluid assessment, treatment assessment, product selection, optimization and customization.

Industry and Company Overview

Over the past two decades, advancements in horizontal drilling and completions technologies have led to significant and sustained growth in oil and natural gas production in the U.S. Advances in drilling and completion technology have propelled U.S. shale-oil production from about 500,000 barrels per day in 2010 to more than eight million barrels per day currently. While U.S. shale oil production temporarily declined from the previous peak levels seen before the COVID-19 pandemic, it increased over the course of 2022 to approximately pre-pandemic peak levels, accounting for approximately 10% of the total global oil supply. Additionally, U.S. shale gas production has increased from about 15 billion cubic feet per day in 2010 to about 80 billion cubic feet per day currently, or nearly 20% of global supply. This growth has dramatically impacted fundamental global supply and demand dynamics and has resulted in a generally balanced to over-supplied market in recent years. While demand for oil and natural gas has generally increased over the last twelve years, demand is cyclical and subject to many factors. Over the course of 2020, the market was significantly impacted by demand declines driven by the economic disruption resulting from the COVID-19 pandemic, which greatly abated in 2021 and into 2022. Demand for our services is largely influenced by the level of drilling and completion activity by E&P companies, which in turn depends largely on the current and anticipated profitability of developing oil and natural gas reserves.

Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on hydraulic fracturing to stimulate the production of oil and gas from subsurface rock formations with low permeability. The modern hydraulic fracturing process involves the injection of large volumes of water and proppant (typically sand) together with chemicals, under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet below ground to fracture the surrounding rock. Modern hydraulic fracturing involves complex, engineered solutions to produce oil and gas from tight geological formations in a cost effective manner.

The volume of water required to economically produce tight oil and gas reserves in the U.S. has grown in recent years and water and water-related services comprise a meaningful portion of our customers' drilling and completion budgets. For example, in 2010, the completion of a typical horizontal well could require roughly 75,000 barrels of water, but today, current horizontal well completion designs can call for in excess of 750,000 barrels for a single well. Our customers' current multi-well pad development plans can require in excess of five million barrels to complete all of the wells on the pad. Significant mechanical, logistical, environmental and safety issues related to the sourcing, transfer, storage and treatment of such large volumes of water have increased both the total cost of water and related services and the complexity and importance of the services required. This trend has shifted many of our customers' operational focus away from traditional small, local water service providers, to larger regional and national players like us, who have the expertise, technology and scale to provide high-quality, reliable, comprehensive and environmentally responsible water-management solutions for the full extent of the water lifecycle.

These logistical challenges are typically met through a combination of temporary and permanent solutions utilizing pipe and hose infrastructure to deliver water across the broad geographic areas in which we operate. These logistical solutions significantly reduce the cost and environmental footprint compared to legacy solutions such as tank truck and frac tank operations. For a single representative multi-well pad that requires five million barrels of water, we can utilize our pipe and hose infrastructure solutions and eliminate the approximate equivalent of 38,500 tank truck loads from the roads. This significantly reduces the capital and operating expenditure costs for our customers while dramatically improving the safety of our operations. Importantly, these solutions also reduce the environmental impact of our customers' operations by limiting spills and diesel exhaust emissions, as well as reducing the social impact of heavy vehicle traffic in the communities in which we operate.

We also develop and source completion chemicals that are a key part of the U.S. energy industry. Completion chemicals are blended with water to improve the transport and placement of proppant in targeted zones within the producing geological formations. The induced fractures near the wellbore allow hydrocarbons to flow into the wellbore for extraction. Our team of chemists and research and development personnel work directly with our customers to support the optimization of their fracturing fluid systems through our FluidMatch™ solutions. Through laboratory and application experience, we apply our expertise in chemistry to develop, manufacture and supply a wide range of specialized and customizable products to our customers for their well completion fluid systems.

Up to fifty percent of the water pumped into the well during the hydraulic fracturing process returns as "flowback" during the first several weeks following the well completion process, and a large percentage of the remainder, plus naturally occurring water in the producing formation, is recovered as produced water over the life of the well. The total volumes of flowback and produced water are even greater than the volumes used for new well completions—by some estimates, the U.S. oil and gas industry today produces over 22 billion barrels of water per year and this volume is likely to grow. This flowback and produced water must be captured, contained and then either treated and recycled for reuse in subsequent fracturing jobs or disposed of in an environmentally-responsible manner. We provide services that support the operator's management of flowback and produced water for either reuse or disposal. Additionally, our customized chemical treatment programs help improve well productivity and reduce production costs, thereby extending the economic life of our customers' oil and gas wells.

As produced water volumes have significantly grown in recent years, logistical advancements similar to those seen in the delivery of source water volumes for new well completions have been developed for managing these produced water volumes. Increasingly, the transportation of these produced water volumes has shifted away from traditional tank truck operations and onto gathering pipeline infrastructure for disposal or recycling and reuse. This significantly reduces the lease operating costs for our customers over the life of a well, while also reducing the environmental impact of our customers' operations by limiting diesel exhaust emissions and reducing truck traffic in our local communities.

We believe that sustainable water and chemical solutions are critical to the ongoing energy transition and will lead to a new era of growth for Select. As water is vital to the health, economic, and social well-being of our communities, our goal is to develop sustainable water solutions with a shared commitment to conservation. We have a dedicated team of specialists developing and deploying innovative water treatment and reuse solutions for our customers. We believe the opportunity to repurpose produced water for reuse in new well completions instead of using fresh water creates new sustainable water sources from previously inaccessible underground water resources. This also includes, over the long-term, the potential for repurposing produced water for new beneficial uses outside of the oil and gas industry instead of disposing of it, ultimately contributing positively back to the total water cycle.

Ultimately, our customers are required to manage more than 22 billion barrels of produced water annually, and we are focused on how we can create the most beneficial resource out of what has historically been viewed solely as a waste stream. We believe the industry will increasingly turn to specialized water solutions companies like us to help cost-effectively manage produced water in an environmentally responsible manner. Select intends to play an important role in the advancement of water and chemical solutions that are designed to meet the sustainability goals of all stakeholders.

Recent Developments

The recent completion of seven business combinations, an asset acquisition and the buyout of noncontrolling interests in a recycling system joint venture has strengthened our financial results for the year ended December 31, 2022, as well as our competitive positioning in the water solutions market. These acquisitions enhanced our geographic footprint and significantly expanded the capacity and reach of sustainable recycling solutions.

While the ongoing effects of the COVID-19 pandemic on our operations have decreased recently, this pandemic has had a material negative impact on our financial results. Some impacts related to the COVID-19 pandemic, such as increased inflation and supply chain constraints, have resulted in rising interest rates and cost of capital, which in turn increase the risk of economic stagnation or an economic recession. While we have seen economic recovery and higher oil prices through the year ended December 31, 2022, such negative impact may continue well beyond the containment of the pandemic until global gross domestic product ("GDP") levels, associated oil demand and resulting oilfield activity fully rebound. While we have seen oilfield activity improve considerably and global inventories rapidly normalize with continued demand growth since the low point experienced in 2020, significant uncertainty remains. Even with this recent recovery however, we cannot provide assurance that our assumptions used to estimate our future financial results will be correct, given the unpredictable nature of the current market environment after the recent elevated volatility in demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.

In February 2022, Russia launched a large-scale invasion of Ukraine that has led to significant armed hostilities. As a result, the U.S., the United Kingdom, the member states of the European Union and other public and private actors have levied severe sanctions on Russian financial institutions, businesses and individuals. This conflict, and the resulting sanctions and concerns regarding global energy security, has contributed to increases and volatility in the prices for oil and natural gas. Such volatility may lead to a more difficult investing and planning environment for us and our customers. While the near-term impact of these events has resulted in higher oil and gas prices, the ultimate geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and such events, or any further hostilities in Ukraine or elsewhere, could severely impact the world economy and may adversely affect our financial condition. An end to the Russia-Ukraine conflict and an easing or elimination of the related sanctions against Russia could result in a significant fall in commodity prices as Russian hydrocarbons become more readily accessible on global markets, which could have an adverse effect on our customers and therefore adversely affect our customers' demand for our services.

Sustainability

Select is committed to developing a corporate strategy that supports the long-term viability of our business model in a manner that focuses on our people, our customers, the environment, and the communities in which we operate. We believe this focus will help us and our customers achieve their short-term and long-term environmental, social and governance ("ESG") goals, help us attract and retain top talent, and further our efforts to generate investor returns. We believe our commitment to foster a culture of corporate responsibility is an important part of being a company with operations spanning the contiguous U.S. Further, we believe being a good corporate steward is strategic to our growth in the energy industry and will better allow us to develop solutions that both address the needs of our customers and contribute to sustainable business practices. We have identified the following four priorities as part of our comprehensive corporate responsibility initiative: Environmental Consciousness, Health and Safety, Human Capital Management and Community Outreach. As a service company, we compete with other service providers based on various factors, including safety and operational performance, technological innovation, process efficiencies and reputational awareness. We believe there is a strong link between these corporate responsibility initiatives and our ability to provide value to our stakeholders.

We are one of the few public companies whose primary focus is on the management of water and water logistics in the energy industry with a focus on driving efficient, environmentally responsible and economic solutions that lower costs throughout the lifecycle of the well. We believe water is a valuable resource and understand that the energy industry as well as other industries and the general public are competing for this resource. As a company, we continue to provide access to water as demanded by our customers and have significantly increased our focus on the recycling and reuse of produced water, as well as industrial water sources, to meet the industry's water demand and align our operations with the goals of our customers. We have invested significantly in recent quarters in the development and acquisition of fixed and mobile recycling facilities that support the advancement of commercialized produced water reuse solutions. By doing so, we strive to reduce the amount of produced water being reinjected into SWDs and to reduce our usage of fresh water. We view our rather unique position as an opportunity to strategically transform water management by leveraging our Oilfield Chemicals business to develop produced water management solutions that increase our customers' ability to reuse this produced water and add value to their operations. By implementing our innovative approach to water solutions, Select has become a leader in recycling produced water to be used in well completions. See Part I, Item 1. "Business – Competitive Strengths" and "—Description of Business Segments" for more discussion on our operating capabilities and expertise around advancing sustainable water and chemical solutions.

Our strong company culture includes commitments to all stakeholders, and we aim to create a work environment that fosters a diverse and inclusive company culture. Additionally, we prioritize safety in our operations through rigorous training, structured protocols and ongoing automation of our operations. Our prioritization of safety includes a commitment to safeguarding the communities in which we operate. See Part I, Item 1. "Business—Human Capital" and Part I, Item 1. "Business—Environmental and Occupational Safety and Health Matters" for more discussion on our efforts on safety, training, diversity and other stakeholder engagement.

We believe that proper alignment of our management and our board of directors with our shareholders is critical to creating long-term value, including the alignment of management compensation and incentive structures and the establishment of an experienced, diverse and independent board of directors. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" and Part III, Item 11 "Executive Compensation" for additional discussion on our governance and compensation structures.

Human Capital

We consider our employees vital to our success and are focused on attracting, developing and retaining the most qualified employees at all levels of our business. In particular, the quality of our customer service depends significantly on employee satisfaction and retention. We strive to create a productive and collaborative work environment for our employees.

As of December 31, 2022, we had more than 4,000 employees and we believe we have good relations with our employees.

To attract talent and meet the needs of our employees, we offer a competitive benefits package for regular, full-time employees including health benefits such as medical, dental and vision, welfare benefits such as life and accident insurance, an employee assistance program, and a qualified defined contribution plan to all eligible employees. We also provide our employees with resources for professional development including training, feedback and performance reviews from supervisors. Our human capital measures and objectives focus on several areas including, but not limited to, safety of our employees, human rights and social responsibility, diversity initiatives, culture, COVID-19, employee development and training, and operational execution.

- Safety: Select maintains a culture of safety, committed to the protection of the health and safety of our employees as well as preserving the environment and our relationships with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards and performance. We have a comprehensive approach to formulating and managing training requirements for all of Select's operational employees. This includes mandatory participation in monthly, quarterly, and annual environmental, health and safety meetings, a combination of live in-person training and computer-based training tailored to specific job-duties and operational activities, and comprehensive safety reference material. In addition, our safety recognition program incentivizes employees throughout our organization to focus on conducting operations in accordance with our strict safety standards. Further, we work closely with federal, state, local and tribal governments and community organizations to help ensure that our operations comply with legal requirements and community standards. Lastly, when our employees identify a heightened safety risk, we respond quickly to mitigate the risk through communication, coordination and, if appropriate, a change in policy, procedures and training. We believe that our customers select their operational partners based in part on the quality of their safety and compliance records, and therefore, we will continue to make investments to be a market leader in this area. Select also empowers operational personnel with stop-work authority ("SWA") as a tool for helping ensure safety. Our SWA policy empowers our employees to stop work whenever they identify unsafe work conditions. When SWA is employed, operations cease until the risk is addressed and both the employee and management agree that it is safe to resume work.
- Human Rights: Select is committed to conducting business in a manner that respects all human rights. Select is committed to promoting and encouraging respect for people and fundamental freedoms for all without distinctions of any kind such as race, color, sex, language, religion, or political or other opinions. We are committed to partnering with personnel, business parties and other stakeholders directly linked to our operations that share our commitment to these same principles. We demonstrate this commitment in our employment practices, including through our Code of Conduct, our Equal Employment Opportunity Employer Policy, and our Anti-Harassment Policy, as well as through our policies on safety and security for our employees. Additionally, our human resource department tracks and reviews metrics on the sex, age, and ethnicity of our employees to help ensure that current employees and prospective employees are treated fairly. Select provides several ways for individuals to raise concerns anonymously, including the 24-hour Employee Hotline, Whistleblower Hotline and Environmental Health & Safety Hotline, which promotes quick and confidential remediation without fear of retaliation.
- Diversity Initiatives: Select recognizes the many benefits of having a diverse workforce. Diversity impacts all stages of employment, from making it easier to attract and retain top talent, to better performance among diverse teams, to the greater innovation and creativity that comes from a workforce comprised of different backgrounds and experiences. In fact, over 45% of our workforce is comprised of ethnic minorities. Additionally, 12% of our overall workforce is female and 50% of our workforce is comprised of individuals over the age of forty. Select provides employee resources such as handbooks, procedures, and training in more than one language and continually looks for ways to be more inclusive and tap into the talent of our diverse workforce.
- Culture: We believe company culture is an integral part of business that affects recruitment, job satisfaction, work performance and morale and begins with our mission, vision and core values. Our Company introduced new core values (Accountability, Continuous Improvement and Teamwork or "ACT") with a renewed focus on how we ACT to be successful employees and build a great company that provides innovative solutions to our customers. Every day our employees put our core values into action to improve operational excellence, safety,

and the customer experience. These core values are helping to align our efforts to accomplish our vision to be the recognized leader and trusted partner in sustainable water management solutions. Through a series of employee-centric videos called "This is How We ACT," we demonstrate an inclusive and dynamic team all working towards the same goal.

- COVID-19: To protect Select's workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the disease, manage work-from-home scheduling as appropriate, and continue to provide additional personal protective equipment where needed. We empaneled a COVID-19 task force and created a COVID-19 rules of engagement instructional job aid consistent with CDC recommendations that provides a reporting mechanism along with guidance on facemasks, social distancing, personal hygiene, engineering controls, administrative controls, and specific rules for facilities and vehicles.

- Employee Development: Select encourages managers and supervisors at all levels to have frequent, open and constructive dialogue with their direct reports about job performance continuous performance improvement and development. In addition, managers and employees are directed to connect and conduct one-on-one conversations twice a year on employee well-being, performance, development and growth opportunities utilizing a formal feedback program. Employees answer four simple questions relating to their recent performance (successes and challenges) and development. As part of this conversation, our core values play an important part in communicating expected behaviors and how we expect each of us to ACT. With these and related practices, we strive for a culture of open dialogue and commitment to development. During 2021, we had a mid-year completion percentage of 78% and an end of year completion percentage of 73%. In order to better equip our managers to conduct meaningful conversations, we had training for both mid-year and year-end conversations. Select focused on the continuous improvement of our managers and supervisors by offering a series of trainings to better their understanding of company policies and how to better support our employees. Training sessions were led by multiple departments such as the Department of Transportation ("DOT"), Safety and Human Resources. We noticed a marked increase in manager participation in 2021 over 2020 training sessions. We began the development of a National Awareness Calendar and subsequent employee communication in mid-2021 with the purpose of increasing employee awareness on important employee-related topics such as Mental Health Awareness, Military Appreciation and National Diabetes Awareness, an effort that we have continued throughout 2022 and expect to continue going forward.

- Operational Execution: It is critical that all Select employees that serve our customers are qualified and trained for their roles, understand our policies and work procedures, and receive the work direction necessary to operate safely. Site managers create daily, weekly and monthly plans for coordination of tasks and personnel. Our employees use standard operating procedures and best practices to standardize effective and consistent execution. Further, we employ a comprehensive mentor program, where more experienced employees provide guidance and instruction to less experienced employees and use videos to train and develop our operational personnel.

Competitive Strengths

We believe our ability to integrate the complexities of our water and chemical-related services through both temporary, customized services and longer-term solutions that include investments in sustainable infrastructure gives us a competitive advantage and is the foundation of our business. We believe our comprehensive suite of sustainable water and chemical solutions, inventory of water sources, advanced technology and recycling capabilities, and permanent and semi-permanent pipeline infrastructure position us to be a leading provider of water and chemical solutions in all of the geographic basins that we serve. We have well-established field operations in what we believe to be core areas of many of the most active shale plays, basins and regions in the U.S., including the Permian, Bakken, Eagle Ford, Haynesville, Marcellus, Utica, Rockies and Mid-Continent ("MidCon") regions. Our broad geographic footprint enables us to service the majority of current domestic unconventional drilling and completion activity. We estimate that approximately 85% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas. We believe that the vast majority of rigs that will be deployed in the near- to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, accounting for approximately 47% of our revenue in 2022 and 49% of our revenue in 2021.

Our Water Services segment focuses on supplying the services and customized, job-specific solutions needed as our customers' activities move from location to location across the geographic footprint of their acreage over time.

These services include the transportation, logistics and storage solutions needed to support the delivery of water to the wellsite for new well completions, the flowback and well testing services needed to manage the initial production phases of the well and the logistics services needed to manage the long-term produced water volumes associated with oil and gas production over the life of the well. We believe we are a market leader in providing comprehensive water-related services to the industry and we have dedicated significant resources to developing technology solutions to manage the increasingly complex needs of our customers throughout the water lifecycle.

We have invested significantly in our patented WaterONE™ and AquaView® suite of proprietary hardware and software applications for measuring, monitoring and automating our water services throughout the well lifecycle. Our suite of automated solutions include automated water transfer pumps, automated manifolds, automated proportioning systems and telemetry meter trailers. WaterONE™ provides true automation to gather, analyze and act on data in real-time – all without human intervention – giving operators the ability to remotely set and maintain or improve the operational control of their frac and produced water-related requirements. When our monitoring systems detect that certain defined thresholds set by our customers are out of desired range, our equipment sends out an alert and then, through dynamic machine learning, takes action to keep operations running safely and smoothly. This can include actions such as raising a pump's RPM to maintain desired flow rates, adjusting valves in a proportioning system to maintain the desired water quality in real time while blending fresh, brackish, produced or otherwise impaired water sources or shutting down the system and valves completely in the event of a detected failure. In addition to reducing the risk of spills and injuries, our automated operations increase efficiency across the water transfer supply chain, reducing the risk of pressure spikes and increasing associated fuel efficiency, thereby significantly reducing overall fuel emissions. Our automation capabilities provide a safer, more efficient and cost-effective transfer, treatment and containment of produced or otherwise impaired water sources.

Within our AquaView® monitoring software systems, our solar-powered cellular and satellite-based remote-monitoring telemetry systems give our customers the ability to gain precise and accurate volumetric analyses of water sources and provide real-time data to our customers that is accessible 24/7 via computer, smart phone or tablet. Our Hydrographic Mapping Vessels ("HMVs") use sonar, satellite, and compass technology to provide precise volumetric analyses of water sources. The HMVs are rapidly deployed, durable enough to handle flowback pits, and can navigate through tight spaces in natural ponds. Additionally, our AquaView® sensors give timely information about pH levels, water quality, temperature and flow rate to assure there is sufficient water at the right quality levels required by our customers and provide alarm notifications to prevent problems during the well completion. We believe that our investments in technology provide a significant competitive advantage for us relative to our smaller, regionally-focused competitors by delivering more reliable, efficient, and environmentally responsible solutions, often at a lower overall cost.

Our Water Infrastructure segment develops water sources, recycling infrastructure and the associated semi-permanent and permanent pipeline infrastructure to both meet our customers' needs for source water for new well completions as well as their requirements for the gathering of flowback and produced water for either recycling for reuse or disposal. We believe that investments in infrastructure such as commercialized recycling facilities or disposal wells that serve multiple customers, when underwritten by longer-term contracts, lowers the cost of production for our customers, while reducing the overall environmental footprint and impact on the local communities. Additionally, the development of water pipeline infrastructure networks to serve multiple customers can improve the economics of non-potable water sourcing, including produced water recycling and therefore reduce the demand for fresh water required in oil and gas operations while also reducing required disposal volumes.

To meet the water demands of our customers, we have secured access to significant volumes of water in key unconventional development areas. Water sources are often difficult to locate, acquire and permit, particularly in the quantities and at the locations needed for multi-well pad development programs. We have secured permits or long-term access rights to more than two billion barrels of water annually from hundreds of sources, including surface, subsurface, municipal and industrial sources, including brackish water, produced water and effluent. We have also invested in significant pipeline infrastructure to support the delivery of water from our water sources, consisting of approximately 3,000 miles of both above-ground and buried infrastructure, including key systems in the Delaware Basin in New Mexico and Texas, the Bakken shale in the Williston Basin in North Dakota and the Haynesville Shale in Texas and Louisiana. We continue to focus our efforts on the development of non-potable sources as well as the infrastructure and solutions required for the treatment, recycling and reuse of produced water. We have developed and maintained extensive relationships with landowners as well as local, state, tribal and federal authorities to ensure that we can sustainably meet both the economic and operational needs of our customers while responding to the concerns of the local communities in which we operate. We believe that our extensive relationships and regulatory expertise will continue to constitute a competitive advantage in identifying and developing additional sources of water, including recycled volumes of produced water, in a responsible and sustainable manner.

Water is vital to the health, economic, and social well-being of the communities where we live and work. In support of industry-wide efforts to reduce the demand for fresh water for hydraulic fracturing, we have a dedicated team of specialists focused on developing and deploying innovative water treatment and reuse services for our customers. We strive to fully understand local water issues, and to develop sustainable solutions with a commitment to conservation. Working collaboratively with our customers, we are actively operating and developing fixed recycling facilities in the Delaware and Midland basins, as well as in the Rockies region, and will continue to focus on evaluating new fixed recycling facilities and deploying mobile recycling technologies in all of the areas that we operate. Longer term, we believe our focus on commercialized solutions that connect multiple operators to strategic infrastructure that provides for greater use of treated produced water for new well completions will reduce the use of fresh water for hydraulic fracturing. By doing so, we also strive to both reduce the industry's need for fresh water and reduce the portion of produced water being reinjected into SWDs, particularly in areas with active seismicity concerns.

We believe that greater use of produced water to reduce fresh water consumption will require collaboration with all stakeholders as we together develop water infrastructure networks to meet the needs of multiple operators. In addition to investing in pipelines and related infrastructure, Select offers mechanical and chemical solutions for treatment of produced water, and other non-potable water sources customized for our E&P customers' complex fracturing fluid systems. We believe our expertise in utilizing chemical technologies in the water reclamation and conditioning process, combined with our chemical expertise in fracturing fluid system design, gives us a competitive advantage. For example, we offer a wide spectrum of bacterial control, aeration, proportioning and recycling technologies to condition source water or reuse flowback and produced water for hydraulic fracturing.

Additionally, we invest in gathering infrastructure to collect produced water, and we actively operate produced water disposal facilities in major U.S. shale plays with a permitted capacity of approximately 1.0 million barrels/day ("bbl/d") with an additional 0.9 million bbl/d of permitted capacity available for development to support the disposal of produced water that cannot be recycled and reused for new well completions. This disposal capacity is critical to support recycling and reuse capabilities, as it provides an alternative outlet during times when limited completions activity in an area may not support additional water reuse demand.

In short, Select intends to play an important role in the advancement of sustainable water solutions that are designed to align the needs of the oil and gas industry with the sustainability goals of all stakeholders.

Our Oilfield Chemicals segment, develops, manufactures, manages logistics and delivers a full suite of completion chemical products utilized in hydraulic fracturing, stimulation, cementing and related well completion and production processes. Our Chemical Technologies product lines support the fluid systems utilized primarily in the completion and development of unconventional resources. These products include polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other specialty chemical technologies, and are provided to leading E&P operators and pressure pumping service companies in the U.S. The use of automated monitoring systems combined with direct-to-wellsite delivery ensures seamless product availability for our customers, while our chemical expertise enables us to deliver a customized suite of products to meet customers' technical, economic and environmental product needs.

With our wide range of manufactured proprietary products and our expertise in completion chemistry, we believe we are well positioned to support our customers as completion chemistry evolves in the coming years in response to changes in technology and the evolution of completion water fluid systems. In addition to our chemical product offerings, we provide inventory management services, including procurement, warehousing and delivery services as well as a full suite of laboratory technologies and FluidMatch™ consultation services, including water analysis, quality control and assurance, additive compatibility analysis, solids analysis and stimulation recommendations. We have two primary manufacturing facilities, one each in west Texas and east Texas, regional distribution centers and a logistics fleet supporting geographic regions in the Permian, MidCon, Bakken, Eagle Ford, Haynesville and Rockies. We introduced the first in-basin manufacturing facility of emulsion polymers (friction reducers) in our industry, strategically located in the Permian Basin, which provides the advantage of reducing our overall transportation costs of delivering finished goods to our customers locally within the basin.

We also provide advanced water treatment solutions throughout the water lifecycle, as well as specialized stimulation flow assurance and integrity management, and post-treatment monitoring services. We deliver customized programs using proven chemical technologies and mobile equipment to treat virtually any oilfield water for reuse. Following our treatment applications, fluid samples are analyzed again to ensure the treatment is optimized to reduce overall chemical investment. We provide disinfection treatment with a smaller environmental footprint, lower power costs and manpower needs than alternative solutions resulting in a reduced emissions profile. Our expertise allows us to advise our customers on the best economic and operational solutions to optimally manage their water quality and chemical solutions needs across water qualities and well completion fluid systems.

As mentioned under "—Human Capital" above, we maintain a culture focused on safety. With more than 4,000 employees and operations spanning the U.S., we believe our commitment to foster a culture of safety and corporate responsibility is essential. Our employee base is made up of dedicated operational and technical professionals, including many with advanced degrees, professional licenses and project development experience, and diverse backgrounds in geology, geography, land management, petroleum, chemical and electrical engineering, computer science, environmental science, geographic information systems and legal and regulatory affairs. In addition, we emphasize preserving the environment and building relationships with the communities in which we operate. We work closely with federal, state, local and tribal governments and community organizations to help ensure that our operations comply with legal requirements, community standards and industry best practices. Further, we believe being a good corporate steward is strategic to our leadership in the water solutions industry, and will better allow us to develop solutions that both address the needs of our customers and contribute to sustainable business practices. Our solutions significantly decrease the quantity of trucks on the road, thereby reducing fuel use and emissions and limiting the traffic footprint in the communities in which we operate. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records and their ability to support their long-term ESG goals and therefore, we will continue to make investments to be a market leader in these areas.

Description of Business Segments

We offer our services through the following three reportable segments: (i) Water Services, (ii) Water Infrastructure and (iii) Oilfield Chemicals.

Water Services Segment

Our Water Services segment consists of our services businesses, including water transfer, flowback and well testing, fluids hauling, water monitoring, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.

- *Water Transfer.* We believe we are the largest provider of water transfer services to the industry. Our Water Transfer service line installs temporary above-ground pipeline systems that can be equipped with full automation to deliver water autonomously at high volumes and rates from a water source to water containment facilities (tanks and pits), or directly to the wellsite.

  We install layflat hose as part of a flexible water transfer solution that can be customized to fit a specific project. Our layflat hose allows for quick, cost-effective deployment and removal of transfer assets with limited environmental disturbance and can be quickly redeployed for new projects, including projects in different geographic regions. Layflat hose has a significantly lower risk of spills than most other types of temporary jointed pipe as a result of the strength and durability of the hose as well as the secure nature of any coupling joints used to connect multiple sections of hose. Our layflat hose consists primarily of 12-inch and 10-inch diameter segments, powered by mobile pumps. Historically, this equipment has been powered by diesel; however, we are actively developing and deploying electric pumping units which should decrease emissions and further reduce the environmental impact of our operations. Depending on the requirements of a project, layflat hose may run from a water source directly to a containment area, such as an above-ground pit or storage tank, or to a wellsite. Water can also be transferred from one containment area to another as part of managing a larger supply network. Our customers generally prefer layflat hose to alternative temporary piping options due to the cost-effectiveness, limited environmental impact, customizability and reduced risk of spills.

- o Water Network Automation. Our proprietary and industry leading automation technologies provide integrated water transfer solutions with automated pump operation, automated valve control, automated blending and proportioning capabilities, automated manifolds, level monitoring and data collection with analytics. We are able to provide our customers with increased visibility into their water inventories and usage, improving their efficiency and decreasing their costs. Our technology also provides us with the unique ability to detect potential issues and prevent them from occurring, as well as to reduce manpower and equipment on certain jobs, in turn mitigating safety and environmental risks while reducing overall fuel emissions.

- *Flowback and Well Testing.* Our flowback and well testing services add value for our customers by providing well productivity data associated with our services, including fracturing support, fracturing plug drill out, flaring operations, ventless flowback operations, sand management and production testing. We believe we are one of the largest flowback and well testing providers to the U.S. land industry. We are a seasoned operator within Environmental Protection Agency ("EPA") emissions regulations, offering green completions through our mobile production facilities. Our fleet of specialized portable combustors offers cleaner waste gas destruction and elimination, significantly reducing emissions, with an operational range from intermittent to 5mmcf/day without the need for an external power supply, further reducing the environmental impact.

  Additionally, certain of our services utilize specialized, closed-loop vapor tanks that prevent the release of methane and vapors to the atmosphere during drill out and flowback operations. This collaborative process safely contains and combusts flare gas, reducing emissions at the wellsite. These solutions perform better than current EPA emissions regulations and therefore provide our customers with enhanced emissions reduction solutions to help meet their sustainability targets and initiatives. These services require highly-trained personnel that specialize in our cutting-edge technologies and equipment.

  To support these specialized services, our in-house, state-of-the-art well testing training facility provides hands-on, field-simulated stimulation training with our equipment in a controlled environment, reducing the potential for training errors and related safety incidents. Our specialized well testing equipment is outfitted with pressure transducers, Coriolis meters, and guided wave radars for efficient and accurate testing. Our traditional well testing and hydraulic equipment is also deployable in an extensive range of operational conditions: high and low temperature, high and low pressure, high hydrogen sulfide concentration, and high volume.

- *Fluids Hauling.* We currently operate over one thousand tractor trailers and body load trucks and believe we are one of the largest providers of fluids hauling to the oil and gas industry. Our Fluids Hauling group, provides transportation for water and various drilling, completion, and production fluids, utilizing our fleet of vacuum, winch and kill trucks, hot oilers, and hydrovacs along with other related assets, such as mobile storage tanks. Our operations span the Permian, MidCon, Bakken, Eagle Ford, Marcellus/Utica, Haynesville, and Rockies regions.

- *Water Monitoring.* Our Water Monitoring services support the full scope of our Water Services offerings and include hydrographic mapping services, remote pit and tank monitoring, generator monitoring, leak detection and automation-equipment monitoring services, including automated transfer pumps, automated manifolds, automated blending and proportioning systems and telemetry meter trailers. These services securely track water assets and measure information such as flow rates, temperature, pressure and water qualities such as pH and salinity, providing real-time data through our customized portals and alert systems which are accessible 24/7 via computer, smart phone or tablet.

- *Water Containment.* We provide a diverse set of primary and secondary containment solutions for the temporary storage and containment of water and fluids. We believe we are the largest provider of high-capacity aboveground water storage tanks ("ASTs") in the U.S. We offer ASTs ranging in size from 4,500 to 80,000 barrels (or 189,000 to 3.4 million gallons) per tank, with remote monitoring capability in every major U.S. basin. Our ASTs provide a high-volume, low-cost containment alternative to traditional mobile storage tanks, which typically hold 500 barrels or 21,000 gallons. ASTs can also be set up as part of our Water Treatment & Recycling service offerings, which can be bundled with our Water Sourcing and Water Transfer services. A 40,000 barrel AST can be delivered by three trucks and installed in a single day, replacing the equivalent of 80 trucks delivering individual 500-barrel mobile storage tanks. This reduction in truck traffic provides a significant reduction in traffic congestion in local communities as well as the associated emissions from the transportation of those mobile storage tanks. Our modular tank design allows for twenty different tank configurations to meet each customer's individual needs. We also offer assorted secondary containment solutions, from drive-over to raised barriers and multi-ringed nested AST solutions, that are designed to reduce the risk and environmental impact of potential spills.

- *Accommodations and Rentals.* Our accommodations and rentals service line provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations in the U.S. onshore energy industry. The services provided include fully furnished office and living quarters, freshwater supply and wastewater removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rentals supporting field personnel. Further, our recent acquisition of the HB Rentals assets has bolstered our presence in multiple regions and added thousands of fixed asset units, including skid mounted housing units and trailer housing units giving us a market leading position in this service line.

Water Services Geographic Areas of Operation

We provide our Water Services offerings in most of the major unconventional shale plays in the continental U.S., as illustrated by a "✓" in the chart below.

Services Provided	Geographic Region						
	Permian	**MidCon**	**Bakken**	**Eagle Ford**	**Marcellus / Utica**	**Haynesville**	**Rockies**
Water Transfer	✓	✓	✓	✓	✓	✓	✓
Flowback and Well Testing	✓	✓	—	✓	✓	✓	✓
Fluids Hauling.	✓	✓	✓	✓	✓	✓	✓
Water Monitoring	✓	✓	✓	✓	✓	✓	✓
Water Containment.	✓	✓	✓	✓	✓	✓	✓
Accommodations and Rentals . . .	✓	✓	—	✓	✓	✓	✓

Water Services Customers

Our Water Services customers primarily include major integrated and independent U.S. and international oil and gas producers.

Water Services Competition

Our industry is highly competitive. Our customers typically award contracts after a competitive bidding process. Operational track record, the skill and competency of our people, pricing, safety, technology and environmental performance are key factors in the bid evaluation. Equipment availability, location, service breadth and technical specifications can also be significant considerations.

Certain large domestic and international oilfield services companies offer some water-oriented and environmental services, though these are generally ancillary to their core businesses. As a result, the water solutions industry is highly fragmented and our main competitors are typically smaller and often private service providers that focus on water solutions and logistical services across a narrow geographic area or service offering. We seek to differentiate ourselves from our competitors by delivering comprehensive, high-quality services and equipment, coupled with well-trained people and a commitment to sustainability, superior execution and a safe working environment.

Water Infrastructure Segment

Our Water Infrastructure segment provides water sourcing, storage, recycling, gathering, transferring and disposal of water. Water Infrastructure operations are provided through or enabled by a network of permanent pipeline infrastructure, semi-permanent pipeline infrastructure, water recycling facilities, earthen pits, water sources and SWDs.

Water Infrastructure Service Lines

Our Water Infrastructure segment is divided into the following service lines:

- *Water Sourcing.* Our Water Sourcing service line provides water, permitting and, in some instances, necessary logistics required by our E&P customers to support their drilling and completion operations. Our sourcing efforts include identifying, developing and obtaining the right to use water from a variety of sources, including surface, subsurface, industrial, municipal and produced water. Through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights in excess of two billion barrels of water annually from hundreds of strategically-located sources across the U.S.

- *Water Recycling & Reuse.* We believe we are one of the largest providers of water treatment and recycling to the energy industry. Our Water Recycling & Reuse business provides tailored solutions to fit specific customer water quality and delivery needs. We utilize both standard and proprietary processes and technology, including mechanical and chemical technologies, that provide high-quality, large volume throughput and cost-optimized recycling and reuse solutions for our E&P customers. These solutions are largely designed for the recycling and reuse of flowback and produced water from existing operations to meet a customer's well completion water needs. We provide our customers with high-quality completion water volumes while reducing the need to source fresh water as well as reducing the need for disposal into SWDs. Our recycling operations consist of temporary, semi-permanent and permanent infrastructure, including above-ground and in-ground containment along with treatment processing assets and facilities, capable of recycling large volumes of produced water for reuse in the hydraulic fracturing process.

  Over the course of 2022, we continued to invest in developing produced water recycling infrastructure with multiple new facilities commencing operations in the Midland, Delaware and DJ Basins backed by long-term contracts, resulting in approximately 605,000 barrels per day of produced water recycling capacity, supported by approximately 150,000 barrels per day of mobile recycling capacity. These facilities are also supported by approximately 7.2 million barrels of storage capacity and miles of pipeline infrastructure for the gathering and delivery of produced water into and out of the facilities. Additionally, in 2022 as part of the Breakwater acquisition, we added four commercial recycling facilities, supported by a portfolio of long-term contracts, with 600,000 barrels per day of operational capacity. Breakwater has an incremental 1.4 million barrels per day of permitted recycling capacity available for development across its four currently operating fixed facilities as well as a fifth facility location yet to be developed. Additionally, Breakwater currently operates nine active modular recycling facilities with 1.5 million barrels per day of throughput capacity. These facilities are supported by 46 miles of gathering and distribution pipelines, 70,000 barrels per day of wastewater disposal capacity and 4.7 million barrels of storage capacity, with an additional 3.7 million barrels of permitted storage capacity available for development. The combined operations result in a consolidated capacity of 2.8 million barrels of active produced water recycling capacity and 11.5 million barrels of produced water storage.

- *Pipelines & Logistics.* We have developed some of our larger, strategic water sources into comprehensive, permanent pipeline systems designed to provide water used for drilling, completion and production activity across a wide geography or to collect and redistribute produced water into our recycling and disposal facilities. In many instances, we also provide the associated storage and logistics needed to deliver the water directly to our customers' wellsites. We have developed or acquired pipeline systems in the Northern Delaware Basin of the Permian Basin in Texas and New Mexico, the MidCon, the Bakken in North Dakota, the Haynesville in Louisiana and the Rockies in Colorado.

  o *Permian:* We have significant Permian Basin infrastructure, primarily in the Northern Delaware Basin in New Mexico, but also in the Southern Delaware Basin and the Midland Basin in Texas. We have a vast array of brackish, effluent and industrial water sources and significant water transport infrastructure, including over 1,000 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, throughout the Permian Basin. In 2019, we expanded our Northern Delaware Basin water infrastructure with the construction of a large diameter, 40-mile pipeline system that delivers drilling and completion water required by our customers in New Mexico's Lea and Eddy Counties, as well as provides the ability to transport produced water resulting from oil and gas production to recycling facilities or to disposal wells. This system expansion is supported by a multi-year take-or-pay contract with a major integrated oil company for the purchase and delivery of 75 million barrels of water in total, which commenced in 2019. In support of this growing Permian water infrastructure network, we also acquired storage infrastructure during 2021 from an existing customer to add storage capacity to our existing infrastructure footprint.

  o *MidCon:* During the first quarter of 2022, we signed a multi-year pipeline gathering and disposal agreement with a large independent operator in the MidCon region with a minimum volume commitment in exchange for a throughput pipeline capacity dedication to certain of our disposal facilities. Additionally, we signed an agreement with an additional operator to tie in its existing pipeline infrastructure to our MidCon facilities.

  o *Bakken:* We have three permits that enable us to withdraw up to 192 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Water access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. To develop these water rights, we constructed, own and operate two large diameter pipeline systems that provide drilling and completion water to support oil and gas activity in McKenzie County, North Dakota. These two systems consist of pump stations and approximately 88 miles of underground pipe, of which we own 38 miles and have contractual rights to access the remaining 50 miles. In addition to our water distribution pipelines, we also have a number of produced water gathering pipelines in the Bakken region supporting our Fluid Disposal operations, including the assets we recently acquired from Cypress Environmental Services, LLC ("Cypress").

These pipelines are supported by multiple long-term customer contracts, including acreage dedications.

- o *Haynesville:* We own a 60-mile underground twin pipeline network in the Haynesville Shale for the collection of produced water for transport to interconnected disposal wells and the delivery or re-delivery of water from water sources to operator locations for use in well completion activities. More than 60% of our disposal volumes in the Haynesville are currently delivered via the pipeline network, with the ability to handle disposal volumes of more than 100,000 barrels per day.

- o *Rockies:* We signed a multi-year agreement with a large major integrated oil company in the Rockies with a dedicated pipeline from its property to our water treatment facility and adjacent saltwater disposal well. We will receive, treat and recycle water and have the ability to dispose of excess wastewater for this customer.

- • *Fluid Disposal.* The acquisitions of Nuverra Environmental Solutions, Inc. ("Nuverra"), Cypress, Agua Libre Midstream, LLC ("Agua Libre") and Complete significantly increased the number of active SWDs we own and operate. We currently operate a sizable portfolio of active SWDs across the Permian, MidCon, Bakken, South Texas, Rockies, Marcellus/Utica and Haynesville regions. We also have a significant amount of additional permitted, undeveloped disposal capacity as well as additional permits in process. In total, we have approximately 2.0 million barrels per day of daily permitted disposal capacity across the basins we operate. We dispose of both flowback water produced from well completion operations as well as naturally-occurring produced water that is extracted during the oil and natural gas production process. Volumes are transported to our SWDs for disposal by means of both owned and third-party gathering pipelines, as well as through owned and third-party fluid hauling trucks.

Water Infrastructure Geographic Areas of Operation

We provide our Water Infrastructure offerings in most of the major unconventional shale plays in the continental U.S., as illustrated by a "✓" in the chart below.

	Geographic Region						
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Water Sourcing	✓	✓	✓	✓	✓	✓	✓
Water Recycling & Reuse	✓	—	—	✓	—	✓	✓
Pipelines & Logistics	✓	✓	✓	—	—	✓	✓
Fluid Disposal	✓	✓	✓	✓	✓	✓	✓

Water Infrastructure Customers

Our Water Infrastructure customers primarily include major integrated and independent U.S. and international oil and gas producers.

Water Infrastructure Competition

Our industry is highly competitive. Our customers typically award contracts after a competitive bidding process. Track record, the skill and competency of our people, pricing, safety, the ability to move sufficient volumes at scale and environmental performance and location and are key factors in the bid evaluation. Equipment availability, location, and technical specifications can also be significant considerations. While a significant portion of our work is awarded on a short-term basis, we have a successful track record of utilizing our infrastructure to obtain various long-term contracts such as areas-of-mutual-interest, acreage dedications, well bore dedications, minimum volume commitments and take-or-pay agreements.

Certain large midstream companies offer some water-oriented and infrastructure services, though these are generally ancillary to their core businesses of gathering and transporting oil and gas volumes. There are also public water-midstream focused competitors. Additionally, certain of our E&P customers have invested in water infrastructure for their own operations. As a result, the water infrastructure competitive landscape is highly fragmented and our main competitors, aside from E&P companies, can often be private water midstream companies and smaller water service providers that focus on a more limited geographic area or service offering. We seek to differentiate ourselves from our competitors through our expansive scale and by delivering high-quality solutions throughout the sourcing, recycling and disposal elements of the water lifecycle, coupled with extensive regulatory expertise, well-trained people and a commitment to superior execution and a safe working environment. Additionally, we believe our ability to couple our water infrastructure with our water services and oilfield chemicals expertise provides an advantage relative to our competition.

Oilfield Chemicals Segment

Within our Oilfield Chemicals segment, we develop, manufacture, manage logistics and provide a full suite of completion chemical products utilized in hydraulic fracturing, stimulation, cementing and related well completion processes. We sell chemicals and provide services primarily to leading E&P operators and pressure-pumping service companies in the U.S. We also provide customized water treatment and flow assurance solutions to our customers throughout the lifecycle of a well.

Oilfield Chemicals Service Lines

Our Oilfield Chemicals segment is made up of the following service lines:

- *Chemical Manufacturing.* We are a specialty manufacturer of polyacrylamides, surfactants, crosslinkers and other custom chemistries. Polyacrylamides, or friction reducers, are water soluble polymers that reduce friction and boost viscosity of the hydraulic fluid during application in energy production. We manufacture this reactive chemistry in Midland, Texas and Tyler, Texas with regional distribution facilities across the United States. Our in-basin manufacturing provides reduced lead times to decrease non-productive time on location for our customers with fully automated processes from raw materials to finished goods. We are among the largest manufacturers of friction reducers to the energy industry, producing both anionic and viscosifying friction reducers. Our manufacturing is supported by in-house logistics and comprehensive lab services.

- *Chemical Technologies.* Our Chemical Technologies service line provides technical solutions, products and expertise related to chemical applications in the energy industry. We develop solutions, manage logistics and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, pipelines and well completions for customers ranging from major integrated and independent oil and gas producers to pressure pumpers. This service line also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions. Through our Chemical Technologies service line, we develop and provide a full suite of chemicals utilized in hydraulic fracturing, stimulation and cementing, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies. We source our products through our own manufacturing operations as well as through third party producers and distributors. We provide 24/7/365 time-critical logistical support to our customers and our warehousing and service includes inventory management with computerized tracking and monthly reporting. We use automated communications systems combined with direct-to-wellsite delivery to ensure seamless product availability for our customers. With our expertise in fracturing chemistry, we can develop customized products to meet customers' frac-fluid system requirements.

- *Water Treatment.* Through our Water Treatment service line, we provide advanced water treatment solutions throughout the well lifecycle, as well as specialized stimulation flow assurance and integrity management, and post-treatment monitoring services in the U.S. land market. Our specialty chemicals are used in applications such as water conditioning, water recycling, on-the-fly treatment and water reuse and mining. Our chemical experts provide pre-treatment water sampling, analysis and testing to determine a water's chemistry, then design the most effective fracturing fluid system. The team delivers customized programs using proven chemical technologies and mobile equipment to treat almost any oilfield water for reuse. Following our treatment applications, fluid samples are analyzed again to ensure the treatment is optimized to reduce overall chemical investment. Water Treatment provides disinfection solutions to neutralize microorganisms, hydrogen sulfide (H_2S), iron sulfide, phenols, mercaptans, and polymers in the surface water. Our Water Treatment team works closely with our Chemical Technologies service line as well as our water monitoring, reuse and recycling teams within our Water Services and Water Infrastructure segments to advise our customers on the best economic and operational solutions to manage their water quality and chemical solutions needs.

Oilfield Chemicals Geographic Areas of Operation

We provide Oilfield Chemicals services in most of the major unconventional shale plays in the continental U.S. In the chart below, a "✓" indicates that we offer the service line in the indicated geographic region.

Services Provided	Geographic Region						
	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Chemical Manufacturing	✓	—	—	—	—	✓	—
Completion Chemicals	✓	✓	✓	✓	—	✓	✓
Water Treatment	✓	✓	✓	✓	—	✓	✓

Oilfield Chemicals Customers

Our Oilfield Chemicals customers primarily include pressure pumpers, and major integrated and independent U.S. and international oil and gas producers.

Oilfield Chemicals Competition

The Oilfield Chemicals business is highly competitive. Our competitors include both large manufacturers and companies that are pure distributors of commodities and specialty chemicals. We believe that the principal competitive factors in the markets we serve are technical expertise, manufacturing capacity, workforce competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate ourselves from our competitors by delivering high-quality services and solutions, coupled with superior execution and operating efficiency in a safe working environment. Additionally, many of our competitors focus on serving multiple industries outside of oil and gas, and therefore we believe our dedicated focus on the oil and gas industry and in-basin manufacturing capabilities provides a competitive advantage. We also believe our expertise in water management provides a competitive advantage that allows us to assess and optimize our chemical solutions in a unique manner.

Significant Customers

There were no customers that accounted for 10% or more of our consolidated revenues for the year ended December 31, 2022.

Sales and Marketing

We direct our sales activities through a network of sales representatives and business development personnel, which allows us to support our customers at both the corporate and field level. Our sales representatives work closely with local operations managers to target potential opportunities through strategic focus and regular customer interaction. We track the drilling and completion activities of our current and potential new customers. Our operations managers meet with our sales team several times a week, and monitor sales activity via daily reporting. To support our sales strategy, we have developed a proprietary database that integrates market information such as current rig, completion crew and permit activity and the location of our strategic water sources.

Our marketing activities are performed by an internal marketing group with input from key executives. We intend to build and maintain a well-recognized brand in the oil and gas industry through multiple media outlets, including our website and social media accounts, radio, print and billboard advertisements, and various industry-specific conferences, case studies, publications and lectures.

Environmental and Occupational Safety and Health Matters

Our water-related operations in support of energy exploration, development and production activities pursued by our customers are subject to stringent and comprehensive federal, tribal, state and local laws and regulations in the U.S. governing occupational safety and health, the discharge of materials into the environment and environmental protection. Numerous governmental entities, including the EPA, the U.S. Occupational Safety and Health Administration ("OSHA") and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits or other approvals to take fresh water from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing belowground formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, performance or expansion of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.

Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. Our businesses include the operation of oilfield waste disposal injection wells that pose risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.

The trend in U.S. environmental regulation is typically to place more restrictions and limitations on activities that may affect the environment. In particular, President Biden has issued several executive orders since taking office, and has made combating of climate change a priority under his administration. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Historically, our environmental compliance costs in the U.S. have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business and operational results. Our customers may also incur increased costs or restrictions, delays or cancellations in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in curtailment of exploration, development or production activities that would reduce the demand for our services. Any new laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement that result in more stringent and costly construction, completion or water-management activities, waste handling, storage transport, disposal, or remediation requirements or increased climate-related restrictions on our customers' operations could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers.

The following is a summary of the more significant existing environmental and occupational safety and health laws in the U.S., as amended from time to time, to which our operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous substances and wastes. The federal Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA's less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers' costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers' results of operations and financial position. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.

Wastes containing naturally occurring radioactive materials ("NORM") may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the OSHA. These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.

The federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own, lease, or operate numerous properties that have been used for activities supporting oil and gas exploration, development and production for a number of years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where we conduct services for our customers or where such substances have been taken for treatment or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response actions or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial operations to prevent future contamination, the costs of which could be material.

Water discharges and use. The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities.

The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. There continues to be uncertainty on the federal government's applicable jurisdictional reach under the CWA over waters of the U.S., including wetlands, as the EPA and the U.S. Army Corps of Engineers ("Corps") under the Obama, Trump and Biden Administrations have pursued multiple rulemakings since 2015 in an attempt to determine the scope of such reach. While the EPA and Corps under the Trump Administration issued a final rule in April 2020 narrowing federal jurisdictional reach over waters of the U.S., President Biden issued an executive order in January 2021 to further review and assess these regulations consistent with the new administration's policy objectives, following which the EPA and Corps announced plans in June 2021 to initiate a new rulemaking process that would repeal the 2020 rule and restore protections that were in place prior to 2015. In December 2022, the agencies announced a final rule founded upon the pre-2015 regulations and incorporating updates based on existing Supreme Court decisions, including considerations based on regional and geographic differences. However, this rule is likely to be subject to legal challenge. Additionally, the Supreme Court heard arguments on *Sackett v. EPA* in October 2022, a case relating to the legal tests used to determine whether wetlands should be considered "waters of the United States". The Supreme Court is expected to release an opinion on this case in 2023, which could impact the regulatory definition and its implementation. To the extent that any new final rule or rules issued by the EPA and Corps under the Biden Administration expands the scope of the CWA's jurisdiction in areas where we or our customers conduct operations, such developments could increase compliance expenditures or mitigation costs, contribute to delays, restrictions, or cessation of the development of projects, and also reduce the rate of production of natural gas or crude oil from operators with whom we have a business relationship and, in turn, have a material adverse effect on our business, results of operations and cash flows. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The Oil Pollution Act of 1990 ("OPA") amends the CWA and sets minimum standards for prevention, containment and cleanup of oil spills in waters of the U.S. The OPA applies to vessels, offshore facilities, and onshore facilities, including E&P facilities that may affect waters of the U.S. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also currently limits the liability of a responsible party for economic damages, excluding all oil spill response costs, to $137.7 million; although this limit does not apply if the spill was caused by gross negligence or willful misconduct, resulted from a violation of a federal safety, construction or operating regulation, or if the party failed to report a spill or cooperate fully in the cleanup. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the U.S.

Saltwater disposal wells and induced seismicity. Saltwater disposal via underground injection is regulated pursuant to the Underground Injection Control ("UIC") program established under the federal Safe Drinking Water Act (the "SDWA") and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.

Furthermore, in response to seismic events in the past several years near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells in certain areas prone to increased seismic activity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. As a result of these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma has issued rules for wastewater disposal wells that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults. The Texas Railroad Commission adopted similar rules in Texas.

States also may issue orders to temporarily shut down or to curtail the injection depth of existing wells in the vicinity of seismic events. For example, in Texas, the Texas Railroad Commission has pursued several regulatory initiatives during the latter half of 2021 as a result of recent seismic activity in an area of the Midland Basin from northeast Ector County to southwest Martin County known as the Gardendale Seismic Response Area ("SRA"), including: (i) directing wells operators in September 2021 to pursue voluntary reductions in produced water disposals from scores of produced water well facilities in response to six earthquakes of magnitude 3.5 or greater that occurred in the Gardendale SRA between February 2020 and September 2021; (ii) suspending injection operations of seven deep disposal wells within the Gardendale SRA effective December 15, 2021 in response to a 3.6 magnitude earthquake that occurred on October 26, 2021 and a 3.5 magnitude earthquake that occurred on November 16, 2021: and (iii) suspending all disposal well permits to inject oil and gas waste into deep strata within the boundaries of the Gardendale SRA (affecting some 33 wells) effective December 31, 2021. The Gardendale SRA was expanded following a magnitude 5.4 earthquake on December 16, 2022, adding 17 wells to the SRA. On December 31, 2020, a magnitude 4.2 earthquake occurred about 11 miles north of Stanton, Texas, about five miles east of the unincorporated community of Lenorah and 25 miles northeast of Midland. In response to this earthquake and some eight other earthquakes with magnitudes greater than 3.9, the Texas Railroad Commission established the Stanton SRA in January 2022, and operators in the SRA initiated an operator-led response plan beginning May 15, 2022. In Oklahoma, the Oklahoma Corporation Commission released well completions seismicity guidelines in late 2016 for operators in the SCOOP and STACK that call for hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity and, furthermore, has, from time to time, issued orders limiting future increases in the volume of oil and gas wastewater injected below ground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state.

An additional consequence of this seismic activity is lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.

Hydraulic fracturing activities. Hydraulic fracturing involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and natural gas commissions or similar agencies. However, the practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal agencies that have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities, as well as published an Advanced Notice of Proposed Rulemaking regarding Toxic Substances Control Act ("TSCA") reporting of the chemical substances and mixtures used in hydraulic fracturing. While this notice was subsequently withdrawn, certain chemical disclosures are required on the state level in some states, and the EPA could seek further rulemaking under TSCA in the future.

Additionally, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Moreover, in 2016, the federal Bureau of Land Management ("BLM") under the Obama Administration published a final rule imposing more stringent standards on hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity, and handling of flowback water. However, in late 2018, the BLM under the Trump Administration published a final rule rescinding the 2016 final rule. Litigation challenging the BLM's 2016 final rule as well as its 2018 final rule rescinding the 2016 rule has been pursued by various states and industry and environmental groups. While a California federal court vacated the 2018 final rule in July 2020, a Wyoming federal court subsequently vacated the 2016 final rule in October 2020 and, accordingly, both the 2016 and 2018 final rules are no longer in effect. However, appeals to those decisions are on-going. Notwithstanding these recent legal developments, further administrative and regulatory restrictions may be adopted by the Biden Administration that could restrict hydraulic fracturing activities on federal lands and waters. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources under some circumstances.

Moreover, some state and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania and North Dakota, among others, have adopted regulations that impose stringent permitting, disclosure, disposal and well-construction requirements on hydraulic fracturing operations. States could also elect to place certain prohibitions on hydraulic fracturing. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

In the event that new federal, state or local restrictions or bans on the hydraulic fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such requirements that may be significant in nature and our customers could experience added restrictions, delays or cancellations in their exploration, development, or production activities, which would in turn reduce the demand for our services and have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Air Emissions. The U.S. Clean Air Act ("CAA") and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers' development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions-related issues. For example, in 2015, the EPA issued a final rule under the CAA, making the National Ambient Air Quality Standard ("NAAQS") for ground-level ozone more stringent. Since that time, the EPA has issued attainment/nonattainment designations with respect to ground-level ozone and in December 2020, the EPA under the Trump Administration published a final action that, upon conducting a periodic review of the ozone standard in accord with CAA requirements, elected to retain the 2015 ozone NAAQS without revision on a going-forward basis. However, several groups have filed litigation over this December 2020 decision, and the Biden Administration has announced plans to reconsider the December 2020 final action in favor of a more stringent ground-level ozone NAAQS, a decision on which is expected in 2023. State implementation of the revised NAAQS could also result in the imposition of more stringent requirements. Compliance with the NAAQS requirements or other air pollution control and permitting requirements has the potential to delay the development of oil and gas projects and increase our or our customers' costs of development and production, which costs could reduce demand for our services and have a material adverse impact on our business and results of operations.

Climate Change. The threat of climate change continues to attract considerable attention from the public and policymakers in the U.S. and around the world. As a result, numerous proposals have been made, and more are likely forthcoming at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases ("GHGs") as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas exploration and production customers are subject to a series of regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and emission of GHGs.

In the U.S., no comprehensive climate change legislation has been implemented at the federal level, though the IRA 2022, passed in August 2022, advances numerous climate-related objectives. Federal regulatory initiatives have focused on, among other things, establishing construction and operating permit reviews for GHG emissions from certain large stationary sources, requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, and reducing methane emissions from oil and gas production and natural gas processing and transmission operations through limitations on venting and flaring and the implementation of enhanced emission leak detection and repair requirements. In recent years, there has been considerable uncertainty surrounding regulation of methane emissions. During 2020, the Trump Administration revised performance standards for methane established in 2016 to lessen the impact of those standards and remove the transmission and storage segments from the source category for certain regulations. However, shortly after taking office in 2021, President Biden issued an executive order calling on the EPA to revisit federal regulations regarding methane and establish new or more stringent standards for existing or new sources in the oil and gas sector, including the transmission and storage segments. The U.S. Congress also passed, and President Biden signed into law, a revocation of the 2020 rulemaking, effectively reinstating the 2016 standards. In response to President Biden's executive order, in November 2021, the EPA issued a proposed rule that, if finalized, would establish Quad Ob new source and Quad Oc first-time existing source standards of performance for methane and volatile organic compound ("VOC") emissions in the crude oil and natural gas source category. This proposed rule would apply to upstream and midstream facilities at oil and natural gas wellsites, natural gas gathering and boosting compressor stations, natural gas processing plants, and transmission and storage facilities. Owners or operators of affected emission units or processes would have to comply with specific standards of performance that may include leak detection using optical gas imaging and subsequent repair requirements, reduction of emissions by 95% through capture and control systems, zero-emission requirements, operations and maintenance requirements, and so-called green well completion requirements. The EPA issued a supplemental proposal in November 2022 that, among other items, sets forth specific revisions strengthening the first nationwide emission guidelines for states to limit methane emissions from existing crude oil and natural gas facilities. The proposal also revises requirements for fugitive emissions monitoring and repair as well as equipment leaks and the frequency of monitoring surveys, establishes a "super-emitter" response program to timely mitigate emissions events as detected by governmental agencies or qualified third parties, and provides additional options for the use of advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions. The proposal is currently subject to public comment and is expected to be finalized in 2023; however, it is likely that these requirements, will be subject to legal challenge. Separately, in 2022 the BLM proposed rules that would limit flaring from well sites on federal lands, as well as allow for the delay or denial of permits if the BLM finds that an operator's methane waste minimization plan is insufficient.

In August 2022, the IRA 2022 was signed into law. This law, among other provisions, amends the CAA to establish the first federal fee on methane emissions from sources required to report their GHG emissions to the EPA, including certain oil and gas operations. The methane emissions charge will start in calendar year 2024 at $900 per ton of methane, increase to $1,200 in 2025, and be set at $1,500 for 2026 and subsequent years. Calculation of the methane fee is based on certain thresholds established in the IRA 2022. The IRA 2022 additionally appropriates significant federal funding for renewable energy initiatives. The methane emissions fee could increase our and our customers' operating costs, and the funding and incentives established for renewable energy sources could accelerate the transition away from fossil fuels, which could in turn reduce demand for our products and services and adversely affect our business and results of operations.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there exists a non-binding agreement, the United Nations-sponsored "Paris Agreement," which is a non-binding agreement among participating nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020. President Biden announced in April 2021 a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. Moreover, the international community gathered again in Glasgow in November 2021 at the 26th Conference of the Parties ("COP26"), during which multiple announcements (not having the effect of law) were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-CO_2 GHGs. Relatedly, the U.S. and European Union jointly announced at COP26 the launch of a Global Methane Pledge, an initiative which over 100 counties joined, committing to a collective goal of reducing global methane emissions by at least 30 percent from 2020 levels by 2030, including "all feasible reductions" in the energy sector. At COP27 in November 2022, countries reiterated the agreements from COP26 and were called upon to accelerate efforts toward the phase out of inefficient fossil fuel subsidies. The U.S. also announced, in conjunction with the European Union and other partner countries, that it would develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Although no firm commitment or timeline to phase out or phase down all fossil fuels was made at COP27, there can be no guarantees that countries will not seek to implement such a phase out in the future. The impacts of these orders, pledges, agreements and any legislation or regulation promulgated to fulfill the U.S. commitments under the Paris Agreement, COP26, or other international conventions cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has given rise to increasing political risk regarding climate change. In the U.S., President Biden has issued several executive orders calling for more expansive action to address climate change and suspend new oil and gas operations on federal lands and waters. The suspension of the federal leasing activities prompted legal action by several states against the Biden Administration, resulting in issuance of a nationwide permanent injunction by a federal district judge in Louisiana in August 2022, effectively halting implementation of the leasing suspension. In April 2022, the DOI reopened onshore leasing for approximately 144,000 acres of federal, non-Native American land, although this sale is presently subject to ongoing litigation. The DOI has also announced its intention to scope additional land for onshore leasing. Litigation risks are also increasing, as a number of states, municipalities and other plaintiffs have sought to bring suit against the largest oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts.

Moreover, access to capital by fossil fuel producers as well as other companies supporting the oil and gas industry may be impacted by climate change policies. Stockholders and bondholders currently invested in fossil fuel energy companies but concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional investors who provide financing to fossil fuel energy companies have also focused on sustainability lending practices that favor "clean" power sources such as wind and solar, making those sources more attractive, and some these investors may elect not to provide funding for carbon-intensive energy companies. Many of the largest U.S. banks have made "net zero" carbon emission commitments and have announced that they will be assessing financed emissions across their portfolios and taking steps to quantify and reduce those emissions. At COP26, the Glasgow Financial Alliance for Net Zero ("GFANZ") announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. These and other developments in the financial sector could lead to some lenders restricting access to capital for or divesting from certain industries or companies, including the oil and natural gas sector, or requiring that borrowers take additional steps to reduce their GHG emissions. Additionally, there is the possibility that financial institutions will be required to adopt policies that limit funding to the fossil fuel sector. In late 2020, the Federal Reserve announced that it had joined the Network for Greening the Financial System ("NGFS"), a consortium of financial regulators focused on addressing climate-related risks in the financial sector. More recently, in November 2021, the Federal Reserve issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. In September 2022, the Federal Reserve announced that six of the U.S.' largest banks will participate in a pilot climate scenario analysis exercise, expected to be launched in early 2023, to enhance the ability of firms and supervisors to measure and mange climate-related financial risk. While we cannot predict what policies may result from this, a material reduction in the capital available to the fossil fuel industry could make it more difficult to secure funding for exploration, development, production, transportation, and processing activities, which could reduce demand for our services. In addition, the SEC has proposed a rule that would require registrants to make certain climate-related disclosures in registration statements and annual reports, including their governance of climate-related risks, material climate-related impacts on strategy, outlook and business model, climate risk management, Scope 1 and 2 GHG emissions and Scope 3 GHG emissions under certain circumstances, and if the registrant has set them, climate-related targets and goals. The final rule is expected in early 2023. To the extent the rules impose additional reporting obligations, we could face increased costs. Additionally, we cannot predict how financial institutions and investors might consider any information disclosed under a final rule when making investment decisions, and as a result it is possible that we could face increases with respect to the costs of, or restrictions imposed on, our access to capital. Separately, the SEC has also announced that it is scrutinizing existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that an issuer's existing climate disclosures were misleading or deficient.

Finally, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, rising sea levels and other climatic events, as well as chronic shifts in temperature and precipitation patterns. These climatic developments have the potential to cause physical damage to our assets and thus could have an adverse effect on our exploration and production operations. Additionally, changing meteorological conditions, particularly temperature, may result in changes to the amount, timing, or location of demand for energy or our production. While our consideration of changing climatic conditions and inclusion of safety factors in design is intended to reduce the uncertainties that climate change and other events may potentially introduce, our ability to mitigate the adverse impacts of these events depends in part on the effectiveness of our facilities and our disaster preparedness and response and business continuity planning, which we may not have considered or be prepared for every eventuality.

Endangered Species. The federal Endangered Species Act (the "ESA") restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the federal Migratory Bird Treaty Act (the "MBTA"). The U.S. Fish and Wildlife Service ("FWS") under the Trump Administration issued a final rule in January 2021 clarifying that criminal liability under the MBTA would apply only to actions "directed at" migratory birds, their nests, or their eggs; however, the FWS under the Biden Administration has since published a final rule in October 2021 revoking the January 2021 rule and affirmatively stating that the MBTA prohibits incidental takes of migratory birds. To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers operate, our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customers' drilling activities may be delayed, restricted, or cancelled in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, the FWS may make determinations on the listing of unlisted species as endangered or threatened under the ESA. The dunes sagebrush lizard and the lesser prairie chicken are examples of species that, if listed as endangered or threatened under the ESA in the future, could impact our or our customers' operations. For example, in November 2022, the FWS listed two distinct population segments of the lesser prairie chicken under the ESA, one as threatened and one as endangered. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers' operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.

Chemical Safety. We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as TSCA in the U.S. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in 2016, President Obama signed into law the Frank R. Lautenberg Chemical Safety for the 21st

Century Act (the "Lautenberg Act"), which substantially revised TSCA. Amongst other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those "grandfathered" under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.

Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. These concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.

Occupational Safety and Health and other legal requirements. We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA's hazard communication standard, the EPA's Emergency Planning and Community Right-to-Know Act and comparable state regulations and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.

In addition, as part of the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation ("U.S. DOT") and analogous state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, and hazardous materials labeling, placarding and marking. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes on motor fuels, among other things, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Seasonality

Our results of operations have historically been adversely affected by seasonal declines in the activity levels of our customers, typically in the fourth quarter, related to holidays, inclement winter weather and in some years the exhaustion of our customers' annual drilling and completions capital expenditure budgets.

Intellectual Property

Protection of our products and processes is important to our businesses. We own numerous patents and, where appropriate, we file patent applications for new products and technologies. For example, we use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes when analyzing a new water source. We also currently own multiple U.S. patents relating to completions technology including borate cross-linkers, slurry monitoring systems and others. We also have a robust program to seek patents on new developments.

We have a meaningful backlog of pending patents, including a proprietary water analytics and automation tool, as well as creating fracturing fluids with produced water, evaporation methodologies, cross-linker/breaker mechanisms and liquid distribution metering systems. While a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.

We also rely upon continuing technological innovation and trade secrets to develop and maintain our competitive position. There can be no assurance that confidentiality and other agreements into which we enter and have entered will not be breached, that these agreements will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

We also own a number of trademarks, which we use in connection with our businesses. In addition to protections through federal registration, we also rely on state common law protections to protect our brand. There can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted.

Because of the breadth and nature of our intellectual property rights and our business, we do not believe that any single intellectual property right (other than certain trademarks for which we intend to maintain the applicable registrations) is material to our business. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.

Risk Management and Insurance

Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

- personal injury or loss of life;

- damage to, or destruction of, property, the environment and wildlife; and

- the suspension of our or our customers' operations.

In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment, freight and materials, we may also experience traffic accidents, which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, including the installation of vehicle surveillance systems, from time to time we have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers' compensation, employer's liability, sudden & accidental pollution, umbrella, directors & officers, comprehensive commercial general liability, business automobile and property and equipment physical damage insurance. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

We enter into master service agreements ("MSAs") with most of our customers. Our MSAs delineate our and our customer's respective indemnification obligations with respect to the services we provide. Generally, under our MSAs, including those relating to our Water Services, Water Infrastructure, Oilfield Chemical product sales, accommodations and rentals and completion and construction services, we assume responsibility for pollution or contamination originating above the surface from our equipment or handling of the equipment of others. However, our customers generally assume responsibility for all other pollution or contamination that may occur during operations, including that which may generally result from seepage or any other uncontrolled flow of drilling fluids. The assumed responsibilities include the control, removal and cleanup of any pollution or contamination. In such cases, we may be exposed to additional liability if we are grossly negligent or commit willful acts causing the pollution or contamination. Generally, our customers also agree to indemnify us against claims arising from the personal injury or death of the customers' employees or those of the customers' other contractors, in the case of our hydraulic fracturing operations, to the extent that such employees are injured by such operations, unless the loss is a result of our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees or employees of any of our subcontractors, unless resulting from the gross negligence or willful misconduct of our customer. The same principles apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited in an instance of gross negligence or willful misconduct. Losses arising from catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.

Available Information

We file or furnish annual, quarterly and current reports and other documents with the SEC under the Exchange Act. The SEC also maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC.

We also make available free of charge through our website, *www.selectenergy.com*, electronic copies of certain documents that we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

The following risks could affect our financial performance or could cause actual results to differ materially from estimates contained in our forward-looking statements. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also impair or adversely affect our business, results of operation, financial condition and prospects.

Risks Related to Our Business Operations

Our business depends on capital spending by the oil and gas industry in the U.S. and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

Demand for our services is directly affected by capital spending by our customers to explore for, develop and produce oil and gas in the U.S. Capital spending is generally dependent on our customers' views of future demand for oil and gas and future oil and gas prices, as well as our customers' ability to access capital. Such demand may be impacted by a variety of factors, including the Russia-Ukraine war, accelerated substitution of renewable forms of energy for oil and gas, the continued impact of the COVID-19 pandemic and actions of OPEC+. During the year ended December 31, 2022, the average West Texas Intermediate ("WTI") spot price was $94.90, versus an average price of $68.16 for the year ended December 31, 2021 and $39.16 for the year ended December 31, 2020. While oil prices returned to pre-pandemic levels during the year ended December 31, 2022 since their lows in April 2020, the continued impact of the COVID-19 pandemic and the associated impacts to global oil demand may result in continued uncertainty around the near-term price of oil.

Volatility in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. For example, multiple leading international and national oil companies, as well as public and private independent oil and gas producers, severely reduced capital expenditures in 2020 and 2021. While customer budgets for 2022 generally showed positive increases that we expect may stabilize or modestly increase during 2023, factors outside of our control can alter these budgets, or lead customers to underspend their budgets. Even in the recent environment of stronger oil and gas prices, fewer oil and gas well completions in our market areas as a result of decreased capital spending may have a negative long-term impact on our business. Any of these conditions or events could adversely affect our operating results and may continue to do so into the future. Sustained market uncertainty could also result in lower demand for our services, which could adversely affect our liquidity, results of operations and financial condition.

Industry conditions are influenced by numerous factors over which we have no control, including:

- domestic and foreign economic conditions, including rising interest rates and associated policies of the Federal Reserve, and supply of and demand for oil and gas;

- the level of prices, and expectations regarding future prices, of oil and gas;

- the level of global oil and gas exploration and production and storage capacity;

- the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and operational challenges and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which is negatively impacting our business;

- actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

- governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and gas reserves;

- taxation and royalty charges;

- political and economic conditions in oil and gas producing countries;

- global weather conditions, pandemics and natural disasters;

- worldwide political, military and economic conditions;

- political or civil unrest in the U.S. or elsewhere, including the Russia-Ukraine war and the political instability in the Middle East;

- the cost of producing and delivering oil and gas;

- the discovery rates of new oil and gas reserves;

- activities by non-governmental organizations to limit certain sources of funding for the energy sector or restrict the exploration, development and production of oil and gas;

- the ability of oil and gas producers to access capital;

- technical advances affecting production efficiencies and overall energy consumption; and

- the potential acceleration of the development of alternative fuels, including as a result of the IRA 2022 or otherwise.

Political instability or armed conflict in crude oil or natural gas producing regions, such as the ongoing war between Russia and Ukraine, and OPEC+ policy decisions could have a material adverse impact on our business, financial condition or future results.

Our business, financial condition and future results are subject to political and economic risks and uncertainties, including instability resulting from civil unrest, political demonstrations, mass strikes or armed conflict or other crises in crude oil or natural gas producing areas such as the ongoing war between Russia and Ukraine. In late February 2022, Russian military forces commenced a military operation and invasion against Ukraine. The United States and other countries and certain international organizations have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response, and additional sanctions may be imposed in the future. The length, impact, and outcome of the ongoing war between Russia and Ukraine is highly unpredictable, which has created uncertainty for financial and commodity markets. While the near-term impact of these events has resulted in higher oil and gas prices, the ultimate geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and such events, or any further hostilities in Ukraine or elsewhere, could severely impact the world economy and may adversely affect our financial condition. An end to the Russia-Ukraine conflict and an easing or elimination of the related sanctions against Russia could result in a significant fall in commodity prices as Russian hydrocarbons become more readily accessible on global markets, which could have an adverse effect on our customers and therefore adversely affect our customers' demand for our services.

While the Company does not have operations overseas, the conflict elevates the likelihood of supply chain disruptions, heightened volatility in crude oil and natural gas prices and negative effects on our ability to raise additional capital when required and could have a material adverse impact on our business, financial condition or future results.

In addition, due to the above and other factors, crude oil and natural gas prices increased significantly during 2022, reaching a high of $123.64 per Bbl at one point, primarily due to global supply and demand imbalances. Currently, global crude oil inventories are low relative to historical levels and supply from OPEC+ and other crude oil producing nations are not expected to be sufficient to meet forecasted crude oil demand growth for the next few years. It is believed that many OPEC+ countries will be unable to increase their production levels or even produce at expected levels due to their lack of capital investments in developing incremental crude oil supplies over the past few years. In October 2022, OPEC+ determined to reduce production beginning in November 2022 through December 2023 by 2 million Bopd, due to the uncertainty surrounding the global economic and crude oil market outlooks. Furthermore, sanctions and import bans on Russian crude oil have been implemented by various countries in response to the war in Ukraine, further impacting global crude oil supply. Still, crude oil and natural gas prices have recently declined from the highs experienced in the second quarter of 2022 and could decrease or increase with any changes in demand due to, among other things, uncertainty and volatility from global supply chain disruptions attributable to the pandemic, the ongoing conflict in Ukraine, international sanctions, speculation as to future actions by OPEC+, developing COVID-19 variants and the potential for a widespread COVID-19 outbreak, higher natural gas prices, increasing inflation and government efforts to reduce inflation, and possible changes in the overall health of the global economy, including a prolonged recession. Further, the volatility in crude oil and natural gas prices could accelerate a transition away from fossil fuels, resulting in reduced demand over the longer term. To what extent these and other external factors (such as government action with respect to climate change regulation) ultimately impact our future business, liquidity, financial condition, and results of operations is highly uncertain and dependent on numerous factors, including future developments, which are not within our control and cannot be accurately predicted.

Continuing or worsening inflationary issues and associated changes in monetary policy have resulted in and may result in additional increases to the cost of our goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise.

The U.S. inflation rate steadily increased during 2021 and 2022. These inflationary pressures have resulted in and may result in additional increases to the costs of our goods, services and personnel, which would in turn cause our capital expenditures and operating costs to rise. Sustained levels of high inflation have likewise caused the U.S. Federal Reserve and other central banks to increase interest rates multiple times throughout 2022 and 2023 and the U.S. Federal Reserve has indicated that it may continue to raise benchmark interest rates in 2023 in an effort to curb inflationary pressure on the costs of goods and services across the U.S., which has had the effects of raising the cost of capital and depressing economic growth, either of which—or the combination thereof—could hurt the financial and operating results of our business. To the extent elevated inflation remains, we may experience further cost increases for our operations.

Higher crude oil and natural gas prices may cause the costs of materials and services to continue to rise. We cannot predict any future trends in the rate of inflation, and a significant increase in inflation, to the extent we are unable to recover higher costs, would negatively impact our business, financial condition and results of operations.

The failure to successfully integrate acquired properties, including to successfully combine our business and Breakwater's business, in the expected time frame or at all may adversely affect our future results.

If we fail to integrate acquired properties, including by successfully combining our business and Breakwater's business, the anticipated benefits of the Breakwater acquisition and such other acquisitions may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Breakwater acquisition and such other acquisitions.

It is possible that the integration process could result in the loss of key employees, as well as the disruption of our ongoing businesses or inconsistencies in our standards, controls, procedures and policies. Any or all of those occurrences could adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of our acquisition activities. Integration efforts will also divert management attention and resources. These integration matters could have an adverse effect on us.

If volatility in oil prices or natural gas prices continues, the demand for our services could be adversely affected.

The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices or natural gas prices decline, or if completions activity is reduced, the demand for our services and our results of operations could be materially and adversely affected.

Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During 2022, the WTI price for oil ranged from $71.05 to $123.64 per Bbl and the Henry Hub natural gas price ranged from $3.46 to $9.85. If the prices of oil and natural gas decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

Recent volatility in oil and gas prices and pressure from investors has led, and may continue to lead, our customers to implement a more disciplined capital spending strategy. This disciplined approach has led to, and could continue to result in, reduced demand for our services and cause our customers to demand lower rates for our services, which could materially and adversely affect our results of operation.

The Inflation Reduction Act of 2022 could accelerate the transition to a low carbon economy and could impose new costs on our customers' operations.

In August 2022, President Biden signed the IRA 2022 into law. The IRA 2022 contains hundreds of billions in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles and supporting infrastructure and carbon capture and sequestration, amongst other provisions. These incentives could further accelerate the transition of the economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives, which could decrease demand for oil and gas and consequently adversely affect the business of our customers, thereby reducing demand for our services. In addition, the IRA 2022 imposes the first ever federal fee on the emission of greenhouse gases through a methane emissions charge. The IRA 2022 amends the federal Clean Air Act to impose a fee on the emission of methane from sources required to report their GHG emissions to the U.S. Environmental Protection Agency ("EPA"), including those sources in the onshore petroleum and natural gas production and gathering and boosting source categories. The methane emission charge would start in calendar year 2024 at $900 per ton of methane, increase to $1,200 in 2025, and be set at $1,500 for 2026 and each year after. Calculation of the fee is based on certain thresholds established in the IRA 2022. The methane emissions charge could increase our customers' operating costs and adversely affect their businesses, thereby reducing demand for our services.

In addition, fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. For example, the IRA 2022 contains hundreds of billions in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles and supporting infrastructure and carbon capture and sequestration, amongst other provisions. These incentives could further accelerate the transition of the economy to alternatives to oil and natural gas, which could adversely affect the business of our customers, thereby reducing demand for our services. The impact of declining demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Almost half of our revenues are derived from our operations in the Permian Basin of Texas and New Mexico, making us vulnerable to risks associated with geographic concentration generally and the Permian Basin specifically, including Basin-specific supply and demand factors, regulatory changes and severe weather impacts that could materially and adversely affect our business.

The Permian Basin of Texas and New Mexico is presently our largest operating region, accounting for approximately 47% of our revenue in 2022 and 49% of our revenue in 2021. As a result of this concentration, we are vulnerable to risks associated with geographic concentration generally and the Permian Basin specifically. For example, we are disproportionately exposed to the impact in the Permian Basin of regional supply and demand factors, production delays or interruptions, as a result of governmental regulation or otherwise, processing or transportation capacity constraints, severe weather, market limitations, curtailment of production or interruption of the processing or transportation of produced oil and natural gas. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as the Permian Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our revenue-generating operations, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our revenue than they might have on other companies that have more geographically diverse revenue-generating operations.

For example, as a result of Winter Storm Uri in February 2021, many of our customers in the Permian Basin were forced to temporarily cease production and other operations due to freezing temperatures. Similar weather events that disproportionately impact the Permian Basin will adversely affect our results of operations as compared to our competitors that operate in other basins or that have more geographically diverse operations. Similarly, a significant portion of our current business relates to water and water-related services in the New Mexico portion of the Permian Basin. However, the future availability of, and/or access to, water in New Mexico will be affected by the results of a case, Texas v. New Mexico and Colorado, which is currently stayed pending further order by a special master. In this lawsuit, Texas is alleging that New Mexico is unlawfully allowing diversion of Rio Grande surface water, including groundwater hydrologically connected to the Rio Grande, and thereby depriving Texas of the full amount of Rio Grande water it is due under the Rio Grande Compact, which agreement was created in 1938 to ensure that the two states and the state of Colorado would get their fair share of water from the river. To the extent that this lawsuit is adversely decided against New Mexico, the state could, among other things, be required to provide more water downstream to Texas, which could reduce the availability of and/or access to water to existing or new water rights holders in New Mexico. The risk of such adverse development could reduce our ability to obtain or maintain access to water for our customers' operations in the vicinity of our assets in New Mexico and have a corresponding adverse effect on our financial condition, results of operations and cash flows.

To the extent that the types of basin-specific events discussed above continue to arise or worsen, our operations and those of our customers may be materially and adversely affected.

Restrictions on the ability to procure water or changes in water sourcing or disposal requirements could decrease the demand for our water-related services.

Our business includes water transfer for use in our customers' oil and gas E&P activities. Our access to the water we supply may be limited due to prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.

For example, our growing operations in New Mexico are subject to the risk of decreased access to water in New Mexico as a result of *Texas v. New Mexico and Colorado*. In November 2022, the Texas Attorney General announced that the states had reached a settlement agreement; however, the federal government has objected to the settlement, and the states are in the process of requesting that the settlement be approved by the special master and the U.S. Supreme Court. A hearing on the proposed settlement is tentatively scheduled for February 2023. To the extent that this lawsuit is adversely decided against New Mexico, the state could, among other things, be required to provide more water downstream to Texas, which could reduce the availability of and/or access to water to existing or new water rights holders in New Mexico. The risk of such adverse development could reduce our ability to obtain or maintain access to water for our customers' operations in the vicinity of our assets in New Mexico and have a corresponding adverse effect on our financial condition, results of operations and cash flows.

The adoption of more stringent trucking legislation or regulations may increase our costs and could have an adverse effect on our liquidity, results of operations, and financial condition.

During 2021, our trucking operations significantly increased as a result of the Complete and Basic asset acquisitions. In connection with the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. DOT and analogous state agencies, which govern such activities as the authorization to engage in motor carrier operations and regulatory safety. The trucking industry is subject to possible legislative and regulatory changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services.

Moreover, from time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels and environmental regulations pertaining to motor vehicles, which may increase our costs, limit our ability to utilize our trucks on schedule, require us to undertake repairs or sales of certain trucks or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new laws, regulations or other restrictions. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on the DOT and associated trucking matters.

We may be unable to implement price increases or maintain existing prices on our core services.

We periodically seek to increase the prices on our services to offset rising costs and to improve returns on investment for our stockholders. However, we operate in a very competitive industry and as a result, we are not always successful in raising, or maintaining, our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including new water transfer equipment, fluid hauling trucks and pipelines, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase prices.

Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset rising costs. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices for our services. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our pricing and to increase our pricing as costs increase could have a material adverse effect on our business, financial position and results of operations.

We have operated at a loss in the past, including in 2021 and 2020, and there is no assurance of our profitability in the future.

Historically, we have experienced periods of low demand for our services and have incurred operating losses, including in 2021 and 2020. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.

We operate with most of our customers under MSAs. We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above the surface and originates from our equipment or services. Our customers generally assume responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. As a result, we may incur substantial losses, which could materially and adversely affect our financial condition and results of operations.

We operate in a highly competitive industry, which may intensify as our competitors expand their operations, thereby causing us to lose market share, and which could negatively affect our ability to expand our operations.

The oilfield water management business is highly competitive and includes numerous small companies capable of competing effectively in our markets on a local basis. Some of our larger diversified competitors have a similarly broad geographic scope, as well as greater financial and other resources than us, while others focus on specific basins only and may have locally competitive cost efficiencies as a result. Additionally, there may be new companies that enter our markets, or our existing and potential customers may choose to develop their own water management solutions. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. We may be unable to effectively compete if our competitors substantially increase the resources they devote to the development and marketing of the services that we offer, or substantially decrease the prices at which they offer their services. If our existing and potential customers develop their own water solutions, we may not be able to effectively replace that revenue. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

The oil and gas services industry is intensely competitive, and in certain businesses we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations (as applicable). Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.

Our operations involve risks that may increase our operating costs, which could reduce our profitability.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of hazardous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. Many potential hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers' compensation and other matters.

We maintain property, business interruption, products liability and casualty insurance policies which we believe are in accordance with customary industry practices, as well as insurance policies covering other types of risks, including pollution legal liability insurance, but we are not fully insured against all potential hazards and risks incident to our business. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

In addition, we are subject to various claims and litigation in the ordinary course of business. We are a party to various pending lawsuits and proceedings. For more information, see Part I, Item 3. "Legal Proceedings."

Delays or restrictions in obtaining permits by us for our operations or by our E&P customers for their operations could impair our business.

Our operations and the operations of our E&P customers in most states require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundment tanks and operate pipelines or trucking services. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. In addition, some of our customers' drilling and completion activities in the U.S. may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Moreover, President Biden issued an executive order in January 2021 to suspend new federal leasing activities on federal lands and waters, which suspension also restricts the ability to conduct hydraulic fracturing on those federal lands that are not leased; however, a nationwide injunction issued by a federal judge in Louisiana in August 2022 has effectively halted implementation of the leasing suspension. However, additional rules and regulations on federal lands may impact our customers. For example, the BLM has proposed new rules that would limit flaring from well sites on federal lands, as well as allow for the delay or denial of permits if the Bureau finds that an operator's methane waste minimization plan is insufficient. Any delay or denial of permits faced by our customers may impact demand for our services. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on possible actions under the Biden Administration that may adversely affect oil and natural gas leasing and permitting activities.

We are subject to cybersecurity risks. A cyber incident or systems failure could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas services industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. For example, in May 2021 the Colonial Pipeline's digital systems were infected by a ransomware attack that caused the shutdown of the pipeline for several days and the payment of an approximate $4.4 million ransom. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyber-attacks may not be sufficient to cover all the losses we may experience as a result of such cyber-attacks.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

We do not have patents or patent applications relating to many of our proprietary chemicals. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Technology advancements in well service technologies, including those involving the replacement of water in fracturing fluid, could have a material adverse effect on our business, financial condition and results of operations.

The oilfield services industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. For example, some oil and gas producers are focusing on developing and utilizing non-water fracturing techniques, including those utilizing propane, carbon dioxide or nitrogen instead of water. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our customers to vertically integrate their operations or reduce the amount of waste produced in oil and gas drilling and production activities, thereby reducing or eliminating the need for third-party disposal. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.

Our future results may be impacted by uncertainty caused by a worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers' spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. The COVID-19 pandemic, the Russia-Ukraine war, rising interest rates and the associated policies of the Federal Reserve and other global events have created global uncertainty that has negatively affected our business and industry and will continue to do so. Additionally, credit market conditions may change, slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, all or a portion of our service contracts could be cancelled at significant expense or loss of expected revenues to us if a customer was to enter into bankruptcy.

The current global economic environment may adversely impact our ability to issue debt, including due to rising interest rates as a result of the monetary policy of the Federal Reserve. Any economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. Due to the above-listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or wastewater into the environment. These conditions can cause:

- disruption in operations;

- substantial repair or remediate costs;

- personal injury or loss of human life;

- significant damage to or destruction of property, plant and equipment;

- environmental pollution, including groundwater contamination;

- impairment or suspension of operations; and

- substantial revenue loss.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, results of operations and financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

Our water solutions operations are located primarily in the southern, mid-western and eastern U.S. Certain of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. Additionally, extended drought conditions in our operating regions could impact our ability to source sufficient water for our customers or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

A terrorist attack, armed conflict or unrest could harm our business.

The occurrence or threat of terrorist attacks in the U.S. or other countries, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries, including continued hostilities in the Middle East, and political or civil unrest in the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. Additionally, destructive forms of protest and opposition by extremists and other disruptions, including acts of sabotage or eco-terrorism, against oil and natural gas development and production activities could potentially result in personal injury to persons, damages to property, natural resources or the environment, or lead to extended interruptions of our or our customers' operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of such terrorist attacks or unrest, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Disruptions in the transportation services of logistics companies transporting wastewater and other oilfield products could have an adverse effect on our results.

During 2022 and 2021, we expanded our fluid hauling operations with the acquisitions of Nuverra, Complete and Basic. In areas where pipeline systems have not yet been developed, we use trucks to transport produced water and other fluids to our wastewater disposal facilities. In recent years, certain states, such as North Dakota, Texas, Oklahoma, Louisiana and New Mexico and certain state counties have increased enforcement of weight limits on trucks used to transport raw materials on their public roads. It is possible that the states, counties and municipalities in which we operate our business may modify their laws or regulations to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and regulations and associated enforcement efforts could result in delays, and increased costs, with respect to the transport of produced water to our wastewater disposal facilities, which may either increase our operating costs or reduce the amount of produced water transported to our facilities. Such developments could decrease our operating margins or amounts of produced water and thereby have a material adverse effect on our results of operations and financial condition.

A significant increase in fuel prices may adversely affect our transportation costs, which could have a material adverse effect on our results of operations and financial condition.

Fuel is one of our significant operating expenses, and a significant increase in fuel prices could result in increased transportation costs. The price and supply of fuel is unpredictable and fluctuates based on events such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. A significant increase in fuel prices could increase the price of, and therefore reduce demand for, our services, which could affect our results of operations and financial condition.

Continuing or worsened impacts of the COVID-19 pandemic or of the widespread outbreak of any other communicable disease could reduce the demand for oil, and therefore for our services, and negatively impact our business.

The global or national outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, may cause disruptions to our business and operational plans, which may include (i) shortages of qualified employees in a given area, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies from third parties upon which we rely, (iv) recommendations of, or restrictions imposed by, government and health authorities, including quarantines, to address the COVID-19 pandemic, (v) restrictions that we and our contractors and subcontractors impose, including facility shutdowns or access restrictions, to ensure the safety of employees and (vi) reductions, delays or cancellations of planned operations by our customers. Additionally, these disruptions could negatively impact our financial results.

While the ongoing effects of the COVID-19 pandemic on our operations have decreased in recent quarters, this pandemic has had a material negative impact on our financial results. While we have seen economic recovery and higher oil prices through the year ended December 31, 2022, such negative impact may continue well beyond the containment of the pandemic until global GDP levels, associated oil demand and resulting oilfield activity fully rebound. While we have seen oilfield activity improve considerably and global inventories rapidly normalize with continued demand growth since the low point experienced in 2020, considerable uncertainty remains.

The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including the duration and spread of COVID-19, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption, as well as significantly decreased demand for oil and gas, could materially affect our business, results of operations, access to sources of liquidity and financial condition.

Risks Related to Customers and Suppliers

The deterioration of the financial condition of our customers could adversely affect our business.

During times when the gas or crude oil markets weaken, for example, during 2020 as a result of the COVID-19 pandemic and other factors, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing. In addition, due to the high levels of inflation in the U.S., the Federal Reserve and other central banks increased interest rates multiple times throughout 2022 and 2023 and have indicated that such increases may continue in 2023. Such increased interest rates may prevent our customers from being able to obtain debt financing at favorable rates, or at all, which could result in a reduction in our customers' spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, all or a portion of our service contracts could be cancelled at significant expense or loss of expected revenues to us if a customer was to enter into bankruptcy.

Disruptions in production at our chemical manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition.

Chemical manufacturing facilities in our industry are subject to outages and other disruptions. Serious disruptions at any of our facilities could impair our ability to use our facilities and have a material adverse impact on our revenue and increase our costs and expenses. Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, transportation interruption, government regulation, political or civil unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Moreover, alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations and/or financial condition. Long-term production disruptions may cause our customers to seek alternative supply, which could further adversely affect our profitability.

Unplanned production disruptions may occur for external reasons including natural disasters, world health events, such as the COVID-19 pandemic, weather, disease, strikes, transportation interruption, government regulation, political or civil unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our operations, operating results and financial condition.

Additionally, we rely on a number of vendors, suppliers, and in some cases sole-source suppliers, service providers, toll manufacturers and collaborations with other industry participants to provide us with chemicals, feedstocks and other raw materials, along with energy sources and, in certain cases, facilities that we need to operate our business. If the business of these third parties is disrupted, some of these companies could be forced to reduce their output, shut down their operations or file for bankruptcy protection. If this were to occur, it could adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could materially disrupt our operations, including the production of certain of our chemical products. Moreover, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases. All of these risks could have a material adverse effect on our business, results of operations, financial condition and liquidity.

While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters or from events that might increase in frequency or intensity due to climate change. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In areas prone to frequent natural or other disasters, insurance may become increasingly expensive or not available at all.

Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.

Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

Unsatisfactory safety performance may negatively affect our E&P customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing E&P customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party services. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on worker safety matters.

Significant price volatility or interruptions in supply of our raw materials for our chemicals business may result in increased costs that we may be unable to pass on to our customers, which could reduce profitability.

We purchase a substantial portion of our raw materials for our chemicals business from third-party suppliers and the cost of these raw materials represents a substantial portion of our operating expenses. The prices of the raw materials that we purchase from third parties are cyclical and volatile. Our supply agreements provide us only limited protection against price volatility because they are entered into either on a short-term basis or are longer-term volume contracts, which provide for market-based pricing renegotiated several times per year. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Timing differences between raw material prices, which may change daily, and contractual product prices, which in many cases are negotiated only monthly or less often, have had and may continue to have a negative effect on our cash flow. Any cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

There are several raw materials for which there are only a limited number of suppliers or a single supplier. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long-term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenue, which could reduce our cash flow. The inability of a supplier to meet our raw material needs could have a material adverse effect on our financial condition and results of operations.

The number of sources for and availability of certain raw materials is also specific to the particular geographical region in which a facility is located. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. In addition, if raw materials become unavailable within a geographic area from which they are now sourced, we may not be able to obtain suitable or cost-effective substitutes. During 2021, the importation of internationally sourced chemicals presented new challenges such as increased freight costs, limited container space, and reduced production of certain chemicals. We may also experience higher operating costs such as energy costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher production costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

Risks Related to Compliance with Regulations

Laws, regulations, executive actions and other regulatory initiatives in the U.S. relating to hydraulic fracturing could increase our costs of doing business and result in additional operating restrictions, delays or cancellations in the drilling and completion of oil and gas wells, or possible restrictions on the performance of hydraulic fracturing that may reduce demand for our services and could have a material adverse effect on our liquidity, results of operations and financial condition.

Although we do not directly engage in hydraulic fracturing, our operations support many of our E&P customers in such activities. The practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal and state agencies and local municipalities. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on these hydraulic fracturing and seismicity matters.

The adoption of any federal, state or local laws or the implementation of regulations or issuance of executive orders regarding hydraulic fracturing activities or leasing activities on federal properties could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services and increased compliance costs and time, which could have a material adverse effect on our liquidity, results of operations, and financial condition.

Our and our E&P customers' operations are subject to a number of risks arising out of the threat of climate change, energy conservation measures or initiatives that stimulate demand for alternative forms of energy, which could result in increased operating and capital costs for our customers, restrictions on drilling for our customers and reduced demand for the products and services we provide.

The threat of climate change continues to attract considerable attention in the U.S. and foreign countries. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs as well as to eliminate such future emissions. As a result, our operations as well as the operations of our E&P customers are subject to a series of regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and emission of GHGs. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on the threat of climate and restriction of GHG emissions. The adoption and implementation of any international, federal, regional or state legislation, executive actions, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased compliance costs or costs of consuming fossil fuels. Such legislation, executive actions or regulations could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our products and services. Additionally, political, financial and litigation risks may result in our customers restricting, delaying or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing the ability to continue to operate in an economic manner, which also could reduce demand for our products and services. The occurrence of one or more of these developments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal and biofuels) could reduce demand for hydrocarbons, and therefore for our products and services, which would lead to a reduction in our revenues.

Our chemical products are subject to stringent chemical control laws that could result in increased costs on our business.

We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as the TSCA. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. Any new restrictions on the development of new products or use of existing products, increases in regulation of those products, or disclosure of confidential, competitive information relating to the products could have an adverse effect on our operations and our cost of doing business. Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on chemical product use and safety.

In the future, we may face increased obligations relating to the closing of our wastewater disposal facilities and may be required to provide an increased level of financial assurance to guarantee that the appropriate closure activities will occur for a wastewater disposal facility.

Our ability to obtain permits to own or operate wastewater disposal facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address remediation and closure obligations. As we acquire additional wastewater disposal facilities or expand our existing wastewater disposal facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing wastewater disposal facilities. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing wastewater disposal facilities and additional environmental remediation requirements. Increased regulatory requirements regarding our existing or future wastewater disposal facilities, including the requirement to pay increased closure and post-closure costs or to establish increased financial assurance for such activities could substantially increase our operating costs and adversely affect our business, financial condition and results of operations.

State and federal legislation and regulatory initiatives relating to our disposal operations and seismicity could harm our business.

Our disposal business and the number of SWDs we operate has significantly increased in connection with our 2021 acquisitions of Complete and Agua Libre. This disposal process has been linked to increased induced seismicity events in certain areas of the country, particularly in Oklahoma, Texas, Colorado, and New Mexico. For example, Texas and Oklahoma have issued rules for wastewater disposal wells that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults. Other states, such as Texas and Oklahoma, have also issued orders, from time to time, for certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These and other states have begun to consider or adopt laws and regulations that may restrict or otherwise prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing these requirements may issue orders directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations or impose standards related to disposal well construction and monitoring. Any one or more of these developments may result in our having to limit disposal well volumes, disposal rates or locations, or to cease disposal well activities, which could have a material adverse effect on our business, financial condition, and results of operations. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on seismic matters.

Changes in U.S. and international trade policies, particularly involving China, may adversely impact our business and operating results.

Though a comprehensive trade agreement was signed in 2020, the U.S. government has previously imposed tariffs affecting certain goods produced in China. A portion of the chemicals we use originate in China and are sold to us by our supplier partners. As a result, tariffs incurred by our supplier partners could increase our costs and reduce profitability. Additionally, delays or interruptions in the supply of some chemicals for any reason could impact our ability to generate chemicals revenue. If we are forced to source chemicals currently originating in China from other countries, such compounds might be more expensive, inferior in quality, or take longer to source. If we incur higher costs that we cannot pass on to our customers or if we are unable to adequately replace the chemicals we currently source with chemicals produced elsewhere, our business could be adversely affected.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability.

We are subject to various complex and evolving U.S. federal, state and local taxes. U.S. federal, state and local tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect, and may have an adverse effect on our business and future profitability.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and the operations of our E&P customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may take the form of laws, regulations, executive actions and various other legal initiatives and result in the imposition of numerous obligations on our operations and the operations of our customers. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on these matters. Compliance with these regulations and other regulatory initiatives, or any other new environmental laws, regulations and executive actions could, among other things, require us or our customers to install new or modified emission controls on equipment or processes, incur longer permitting timelines, and incur significantly increased capital or operating expenditures, which costs may be significant. One or more of these developments that impact our customers could reduce demand for our services, which could have a material adverse effect on our business, results of operations and financial condition.

The Endangered Species Act and Migratory Bird Treaty Act govern both our and our E&P customers' operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and gas wells.

The ESA and comparable state laws restrict activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our E&P customers' operate, both our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur additional material costs. Additionally, the FWS may make determinations on the listing of unlisted species as endangered or threatened under the ESA. See Part I, Item 1. "Business – Environmental and Occupational Safety and Health Matters" for more discussion on ESA and MBTA matters. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our E&P customers' operations to become subject to operating restrictions or bans and limit future development activity in affected areas, which developments could have a material adverse effect on our business, results of operations and financial condition.

Increasing investor attention to ESG matters may impact our business.

Companies across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. Companies that do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected. Increasing attention to climate change, increasing societal expectations on companies to address climate change, and potential consumer use of substitutes to energy commodities may result in increased costs, reduced demand for our products and services, reduced profits, increased governmental investigations and private litigation against us.

Moreover, to an increasing extent, many institutional investors have announced plans to transition their portfolios to net-zero greenhouse gas emissions over the next 2-3 decades as part of a commitment to combat climate change. This has, and will likely continue to result in some (and perhaps a growing number of) institutions removing from their portfolios the shares of companies that do not meet their minimum investment standards. Further, banks and other capital providers are reassessing their capital allocation to our industry or making their participation conditional. This trend towards the divestment or limitation of future investment in companies involved in the development, production, transportation and utilization of fossil fuels, may adversely affect the price of our stock and limit our access to the debt and equity markets for capital to fund our growth.

In addition, organizations that provide proxy advisory services to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and shareholders. Such ratings are used by some investors to inform their investment and voting decisions. Additionally, certain investors use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with companies to require improved ESG disclosure or performance. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us or our customers and to the diversion of investment to other industries, which could have a negative impact on our stock price and/or our access to and costs of capital.

Risks Related to Personnel and Related Parties

Our industry typically experiences a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our operational performance, customer satisfaction, ability to retain existing business or secure new business, and therefore liquidity, results of operations and financial condition.

We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, pronounced declines in drilling and completions activity, as well as the demanding nature of the work, many workers have left the oilfield services section to pursue employment in different fields. If we are unable to retain or meet the growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have historically entered into a number of transactions with related parties. Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. While our board of directors regularly reviews these transactions, in accordance with our Related Party Transactions policy, a related party transaction presenting a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

Risks Related to Our Capital Structure

We may not be able to continue to pay or maintain our cash dividends and the failure to do so may negatively affect our share price.

On September 7, 2022, we announced that our board of directors approved the initiation of a dividend program under which we intend to pay regular quarterly dividends. On January 27, 2023, our board of directors declared our most recent quarterly cash dividend, of $0.05 per share of Class A common stock, that was paid on February 17, 2023 to shareholders of record as of the close of business on February 7, 2023. A distribution of $0.05 per unit was also approved for those holders of units of SES Holdings, LLC, who also hold an equal number of shares of Class B common stock, which was subject to the same payment and record dates. Our ability to pay cash dividends depends on, among other things, our cash flows from operations, our cash requirements, our financial condition, the degree to which we are/or become leveraged, contractual restrictions binding on us, provisions of applicable law and other factors that our board of directors may deem relevant. There can be no assurance that we will generate sufficient cash from continuing operations in the future or have sufficient cash surplus or net profits to pay dividends on our Class A common stock. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on business developments (which could, for example, increase our need for capital expenditures) or new growth opportunities. All future dividend payments are subject to quarterly review and approval by our board of directors. Our board of directors may, in its discretion, decrease the level of cash dividends or entirely discontinue the payment of cash dividends. The reduction or elimination of cash dividends may negatively affect the market price of our Class A common stock.

If we fail to maintain and enhance an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and therefore are required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We cannot be certain that our efforts to maintain and enhance our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Sections 302 and 404 of Sarbanes-Oxley. Any failure to maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

We may incur indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water sourcing, transfer and other related infrastructure to execute our growth strategy. For the years ended December 31, 2022, 2021 and 2020, we spent $71.9 million, $40.0 million and $21.2 million, respectively, in capital expenditures (excluding expenditures connected with business combinations). Historically, we have financed these investments through cash flows from operations, external borrowings, capital contributions and proceeds from the issuance of equity securities. These sources of capital may not be available to us in the future. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities or effectively maintain our existing assets and any such failure could have a material adverse effect on our results of operations and financial condition. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.

Our Sustainability-Linked Credit Facility subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Sustainability-Linked Credit Facility.

Our Sustainability-Linked Credit Facility subjects us to significant financial and other restrictive covenants, including restrictions on our ability to consolidate or merge with other companies, conduct asset sales, incur additional indebtedness, grant liens, issue guarantees, make investments, loans or advances, pay dividends and enter into certain transactions with affiliates.

Our Sustainability-Linked Credit Facility contains certain financial covenants, including the maintenance of a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Sustainability-Linked Credit Facility is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Sustainability-Linked Credit Facility has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days. Our ability to comply with such financial condition tests can be affected by events beyond our control and we may not be able to do so. The scheduled maturity date for our Sustainability-Linked Credit Facility is March 17, 2027. In addition, the Sustainability-Linked Credit Facility restricts SES Holdings' and Select LLC's ability to make distributions on, or redeem or repurchase, its respective equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Sustainability-Linked Credit Facility and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $33.75 million or (b) if SES Holdings' and Select LLC's fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $27.0 million. For additional information regarding our Sustainability-Linked Credit Facility, please read Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Sustainability-Linked Credit Facility."

Our Sustainability-Linked Credit Facility also contains a sustainability adjustments feature that could result in up to a 0.05% increase or reduction to the effective interest rate pursuant to an Applicable Sustainability Margin Adjustment depending on Select LLC's ability to meet certain sustainability targets and thresholds starting in 2022. For each calendar year, the "Applicable Sustainability Margin Adjustment" will equal the number of basis points (whether positive, negative or zero) equal to the sum of (i) the Applicable Water Stewardship Fee Adjustment plus (ii) Applicable Health and Safety Fee Adjustment (each as defined in the Sustainability-Linked Credit Facility.

The "Applicable Water Stewardship Fee Adjustment" is based on Select LLC's ability to (i) remain above the Water Stewardship Threshold and (ii) reach the Water Stewardship Target, both metrics which are measured by the total number of barrels of recycled produced water recycled by SES Holdings and its Subsidiaries. The "Applicable Employee Health and Safety Fee Adjustment" is based on Select LLC's ability to (i) remain above the Employee Health and Safety Threshold and (ii) reach the Employee Health and Safety Target, both metrics which are measured by the total recordable incident rates of employees with respect to SES Holdings and its Subsidiaries.

If we are unable to remain in compliance with the covenants of our Sustainability-Linked Credit Facility, then the lenders may declare all amounts outstanding under the Sustainability-Linked Credit Facility to be immediately due and payable. Any such acceleration could have a material adverse effect on our financial condition and results of operations.

Future sales of our equity securities, or the perception that such sales may occur, may depress our share price, and any additional capital raised through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, Legacy Owner Holdco and its permitted transferees may exchange their SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 350 million shares of Class A common stock, 40 million shares of Class A-2 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock.

In addition, Legacy Owner Holdco, Crestview Partners II SES Investment B, LLC and the SCF Group (as defined below) (collectively, the "Registration Rights Holders"), who collectively own in excess of 30 million shares of our common stock, are party to a registration rights agreement which provides, among other things, for parties to that agreement to initiate or participate in an underwritten public offering of all or a portion of their shares. The Registration Rights Holders may exercise their rights under such agreement in their sole discretion, and sales pursuant to such rights may be material in amount and occur at any time.

The sales of substantial amounts of our Class A common stock following the effectiveness of registration statements for the benefit of such holders, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. For example, we recently registered the resale of 8,717,619 shares of our Class A common stock. Any sales of such shares may depress our share price. We also may grant additional registration rights in connection with any future issuance of our capital stock.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Provisions contained in our Fourth Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws, which we refer to herein as our "amended and restated certificate of incorporation" and "amended and restated bylaws," respectively, could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our amended and restated bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings and include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreements (as defined herein), which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. See "—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

Legacy Owner Holdco controls a significant percentage of our voting power.

As of December 31, 2022, Legacy Owner Holdco beneficially owned 100% of our Class B common stock which represented approximately 12.9% of our outstanding voting capital stock. In addition, one of our directors is currently employed by Crestview Advisors, L.L.C. ("Crestview Partners"), our private equity sponsor and, through Crestview Partners II GP, L.P. ("Crestview GP"), the manager of funds that hold the largest equity interest in Legacy Owner Holdco. Other funds controlled by Crestview GP also have an interest in our currently outstanding shares of our Class A common stock, which represented an additional 3.1% of our outstanding voting capital. Collectively, these holders controlled approximately 16.0% of our voting shares. Holders of Class A common stock and Class B common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval. Consequently, Legacy Owner Holdco will be able to significantly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions, regardless of whether other stockholders believe that a transaction is in their own best interests. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy business or industry and that may be from time to time presented to any member of (i) Legacy Owner Holdco; Crestview Partners II SES Investment, LLC; any funds, limited partnerships or other investment entities or vehicles managed by Crestview Partners or controlled by Crestview GP; B-29 Investments, LP; Sunray Capital, LP; Proactive Investments, LP and their respective affiliates, other than us (collectively, the "SES Group"); (ii) SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. and their respective affiliates, other than us (collectively, the "SCF Group"); (iii) the other entities (existing and future) that participate in the energy industry and in which the SES Group and SCF Group own substantial equity interests (the "Portfolio Companies") or (iv) any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, the SCF Group or the Portfolio Companies, including our Chairman, President and CEO , John D. Schmitz, and our Executive Vice President, Business Strategy, Cody Ortowski, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Mr. Schmitz controls both B-29 Investments, LP and Sunray Capital, LP and is a direct and indirect beneficiary of these provisions in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us.

As a result, any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence."

A significant reduction by Crestview GP or the SCF Group of either of their respective ownership interests in us could adversely affect us.

We believe that Crestview GP's and the SCF Group's beneficial ownership interests in us provides each with an economic incentive to assist us to be successful. Neither Crestview GP nor the SCF Group is subject to any obligation to maintain its ownership interest in us and either may elect at any time to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If either Crestview GP or the SCF Group sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. For example, the SCF Group no longer has a representative serving on our board of directors, and the SCF Group may sell their beneficial ownership interests in us in the future and are subject to fewer restrictions on such sales than during prior periods. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our cash flows or results of operations.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee or agent of ours arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee or agent of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Our Organizational Structure

We are a holding company. Our sole material asset consists of SES Holdings LLC Units, and accordingly, we are dependent upon distributions and payments from SES Holdings to pay taxes, pay dividends, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our equity interest in SES Holdings. We have no independent means of generating revenue. To the extent SES Holdings has available cash, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes, pay dividends and to make payments under the Tax Receivable Agreements that we entered into in connection with our restructuring at the Select 144A Offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. We will be limited, however, in our ability to cause SES Holdings and its subsidiaries to make these and other distributions or payments to us due to certain limitations, including the restrictions under our Sustainability-Linked Credit Facility and the cash requirements and financial condition of SES Holdings. To the extent that we need funds and SES Holdings or its subsidiaries are restricted from making such distributions or payments under applicable law or regulations or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

We will be required to make payments under the Tax Receivable Agreements for certain tax benefits we may claim, and the amounts of such payments could be significant.

In connection with our restructuring at the Select 144A Offering, we entered into the Tax Receivable Agreements with certain affiliates of the then-holders of SES Holdings LLC Units (each such person and any permitted transferee thereof, a "TRA Holder," and together, the "TRA Holders") which generally provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances as a result of certain tax basis increases, net operating losses available to us as a result of certain reorganization transactions entered into in connection with the Select 144A Offering, and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.

The term of each Tax Receivable Agreement commenced upon the completion of the Select 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements (or the Tax Receivable Agreements are terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) and we make the termination payment specified in the Tax Receivable Agreements. In addition, payments we make under the Tax Receivable Agreements will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreements are not terminated and we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence at a yet to be determined future date, and continue until the benefits of the last exchange of SES Holdings LLC Units are realized or expire, and the payments due under the Tax Receivable Agreement entered into with certain Legacy Owners are expected to commence at a yet to be determined future date, and to continue until the benefits of the exchanges are realized or expire.

The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings LLC Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the Select 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. The payments under the Tax Receivable Agreements are not conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements. See Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence."

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

If we elect to terminate the Tax Receivable Agreements early or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year London Interbank Offered Rate ("LIBOR") plus 100 basis points); and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) the assumption that any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a "change of control" (as defined in the Tax Receivable Agreements, as amended), we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated on December 31, 2022, the estimated termination payments would have been approximately $65.3 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $98.0 million, based upon the last reported closing sale price of our Class A common stock on December 31, 2022) in the aggregate. The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to the TRA Holders will be netted against payments that would otherwise be made to the TRA Holders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity. See Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence."

If SES Holdings were to become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SES Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that SES Holdings does not become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly-traded partnership" is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of SES Holdings LLC Units for shares of our Class A common stock or cash pursuant to the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the "SES Holdings LLC Agreement") or other transfers of SES Holdings LLC Units could cause SES Holdings to be treated as a publicly-traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly-traded partnership, and we intend to operate such that exchanges or other transfers of SES Holdings LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of SES Holdings and Legacy Owner Holdco, and the SES Holdings LLC Agreement provides for limitations on the ability of unitholders of SES Holdings to transfer their SES Holdings LLC Units and will provide us, as managing member of SES Holdings, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of SES Holdings to exchange their SES Holdings LLC Units pursuant to the SES Holdings LLC Agreement to the extent we believe it is necessary to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes. If SES Holdings were to become a publicly-traded partnership, significant tax inefficiencies might result for us and for SES Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of SES Holdings' assets) were subsequently determined to have been unavailable.

Legacy Owner Holdco and the Legacy Owners may have interests that conflict with the interests of holders of the Class A common stock.

As of December 31, 2022, Legacy Owner Holdco owned approximately 12.9% of the outstanding SES Holdings LLC Units. Because it holds a portion of its ownership interest in our business in the form of direct ownership interests in SES Holdings rather than through us, Legacy Owner Holdco may have conflicting interests with holders of shares of Class A common stock. For example, Legacy Owner Holdco may have different tax positions from us, and decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. See Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence."

Our ability to use certain of our current and future net operating loss carryforwards may be limited and could adversely affect our operating results and cash flows.

As of December 31, 2022, we had approximately $886.3 million of U.S. federal net operating loss carryforwards ("NOLs"), $410.4 million of which we expect to expire unused, $142.9 million of which we expect to expire beginning in 2031 and the remaining $333.0 million of which have no expiration. As of December 31, 2022, we also had approximately $26.2 million of state NOLs, $10.5 million of which we expect to expire unused and the remaining $15.7 million of which we expect to expire beginning in 2023, and non-U.S. NOLs of approximately $6.6 million, which we expect to expire beginning in 2035. Utilization of these NOLs (which include historic NOLs of Rockwater and Nuverra) depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an "ownership change" (as determined under Section 382 of the Code). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of the relevant corporation's stock change their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change has occurred, or were to occur, utilization of the relevant corporation's NOLs would be subject to an annual limitation under Section 382 of the Code, determined by multiplying the value of the relevant corporation's stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382 of the Code, and potentially increased for certain gains recognized within five years after the ownership change to the extent of certain net built-in gains at the time of the ownership change. Any unused annual limitation may be carried over to later years until they expire. Limitations similar to those applicable under Section 382 of the Code apply for U.S. state and non-U.S. income tax purposes.

While we do not believe that the acquisitions of either Rockwater or Nuverra resulted in an ownership change under Section 382 of the Code with respect to us, future issuances, sales and/or exchanges of our stock (including in connection with an exercise of the Exchange Right or other transactions beyond our control), taken together with prior transactions with respect to our stock, could cause us to undergo an ownership change. As a result, we cannot assure you that we will not undergo an ownership change in the future. We believe that the acquisitions of Rockwater and Nuverra resulted in ownership changes with respect to each of Rockwater and Nuverra, respectively. Accordingly, as described above, some or all of our U.S. federal or state or non-U.S. NOLs could expire before they can be used. In addition, future ownership changes or changes to the U.S. tax laws could limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this would adversely affect our operating results and cash flows.

General Risks

We may not be able to finance future growth of our operations or future acquisitions, which could adversely affect our operations and financial position.

The successful execution of our growth strategy depends on our ability to generate sufficient cash flows and our access to capital, both of which are impacted by numerous factors beyond our control, including financial, business, economic and other factors, such as volatility in commodity prices and pressure from competitors. There have been recent increases in the cost of capital and rising interest rates, which may affect future borrowings and impact the financial benefit we may receive. If we are unable to generate sufficient cash flows or obtain additional capital on favorable terms or at all, we may be unable to continue growing our business, conduct necessary corporate activities, take advantage of business opportunities that arise or engage in activities that may be in our long-term best interest, which may adversely impact our ability to sustain or improve our current level of profitability.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

- unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities and plug and abandonment obligations;

- difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

- limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

- potential losses of key employees and customers of the acquired business;

- risks of entering markets in which we have limited prior experience; and

- increases in our expenses and working capital requirements.

In evaluating acquisitions, we generally prepare one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions. Realization of many of the assumptions will be beyond our control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. Some acquisitions may not be accretive in the near term and will be accretive in the long-term only if we are able to timely and effectively integrate the underlying assets and such assets perform at or near the levels anticipated in our acquisition projections.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to successfully incorporate the acquired business and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

We depend to a large extent on the services of some of our executive officers. The loss of the services of one or more of our key executives could increase our exposure to the other risks described in this "Risk Factors" section. We do not maintain key person insurance on any of our personnel.

We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.

We evaluate our long-lived assets, such as property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and finite-lived intangible assets. There were not costs related to trademark impairment or abandonment of property and equipment in 2022 or 2021.

We may be required to take a write-down of the carrying value of goodwill.

We had no goodwill as of December 31, 2022, but we could add goodwill in the future in connection with business combinations. When applicable, we conduct our annual goodwill impairment assessment during the fourth quarter of each year, or more frequently if an event or circumstance indicates that the carrying value of a reporting unit may exceed the fair value. When possible impairment is indicated, we value the implied goodwill to compare it with the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. The fair value of goodwill is based on estimates and assumptions applied by us such as revenue growth rates, operating margins, weighted-average costs of capital, market multiples, and future market conditions and as affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. As a result of this annual impairment assessment, we may be required to write down the carrying value of goodwill.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

We lease space for our principal executive offices in Houston and Gainesville, Texas and we also lease local office space in the regions in which we operate. Additionally, we own and lease numerous storage facilities, trucking facilities and sales and administrative offices throughout the geographic areas in which we operate. In connection with our Oilfield Chemicals segment, we own two primary manufacturing facilities in Texas, and we lease three primary regional distribution centers through which we provide products to our customers in all major U.S. shale basins. Our leased properties are subject to various lease terms and expirations.

We believe all the properties that we currently occupy are suitable for their intended uses. We believe that our current facilities are sufficient to conduct our operations. However, we continue to evaluate the purchase or lease of additional properties or the sale or consolidation of our properties, as our business requires.

The following table shows our active leased and owned properties categorized by segment as of December 31, 2022:

Region	Water Services	Water Infrastructure	Oilfield Chemicals	Corporate & Other	Total
Leased	58	20	3	4	85
Owned	41	22	6	—	69
	99	42	9	4	154

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is listed on the New York Stock Exchange (the "NYSE") under the ticker symbol "WTTR." As of February 20, 2023, there were 189 stockholders of record of our Class A common stock.

Dividend Policy

On September 7, 2022, the Company announced that our board of directors approved the initiation of a dividend program under which the Company intends to pay regular quarterly dividends. Prior to this announcement, we had not paid dividends to holders of our Class A common stock. On October 27, 2022, our board of directors declared a quarterly cash dividend of $0.05 per share of Class A common stock that was paid on November 17, 2022 to shareholders of record as of the close of business on November 7, 2022. A distribution of $0.05 per unit was also approved for those holders of units of SES Holdings, LLC, who also hold an equal number of shares of Class B common stock of the Company, which was subject to the same payment and record dates. Our future dividend policy is within the discretion of our board of directors, and all future dividend payments are subject to quarterly review and approval by our board of directors, and will depend upon then-existing conditions, including our results of operations and financial condition, capital requirements, business prospects, statutory and contractual restrictions on our ability to pay dividends, including restrictions contained in our Sustainability-Linked Credit Facility and other factors our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The Company maintains the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the "2016 Plan"), the Select Energy Services, Inc. Employee Stock Purchase Plan (the "ESPP"), the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the "2017 Plan"), and the Nuverra Environmental Solutions, Inc. 2018 Restricted Stock Plan for Directors (the "2018 Plan" and, together with the 2017 Plan, the "Assumed Plans"). The 2016 Plan was approved by our stockholders prior to our initial public offering but has not been approved by our public stockholders; however, the first amendment to the 2016 Plan was approved by our public stockholders in October 2017 and the second amendment to the 2016 Plan was approved by our public stockholders in May 2020. The ESPP was approved by our stockholders on May 4, 2018. On November 3, 2022, our board of directors approved an amendment to the ESPP, which suspended all offerings on or after December 1, 2022. Our board of directors reserves the right to recommence offerings pursuant to its discretion and the terms of the ESPP. The Assumed Plans were assumed in our acquisition of Nuverra, were not approved by our stockholders, and may only be used to grant awards to legacy Nuverra employees and service providers. See "Note 12—Equity-Based Compensation" for a description of our equity compensation plans.

The following table provides information about our Class A common stock that may be issued under our equity compensation plans as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by security holders	1,666,872	$ 17.10	2,894,308
Equity compensation plans not approved by security holders	— (3)	—	70,505 (4)
Total	1,666,872	$ 17.10	2,964,813

(1) Only stock options have an exercise price.

(2) Reflects the total number of shares of Class A common stock (i) subject to outstanding rights under the ESPP and (ii) remaining available for issuance under the 2016 Plan and the ESPP. For the avoidance of doubt, while shares of Class A common stock technically remain available for issuance under the ESPP, the Company does not currently have an offering period open with respect to the ESPP. Shares remaining available under the 2016 Plan may be issued other than with respect to options, warrants or rights.

(3) All awards assumed under the Assumed Plans have either fully vested or been forfeited such that as of December 31, 2022, there were no outstanding awards under the Assumed Plans.

(4) Reflects the total number of shares of Class A common stock remaining available for issuance under the Assumed Plans to legacy Nuverra employees and service providers. Shares remaining available under the Assumed Plans may be issued other than with respect to options, warrants or rights.

Features of the Assumed Plans

On February 23, 2022, the Company assumed the Assumed Plans and certain equity awards outstanding under the Assumed Plans in connection with the Nuverra Acquisition. Under the 2017 Plan, the Company may grant to certain eligible participants who were employees, directors or other service providers of Nuverra prior to the Nuverra Acquisition options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards, performance awards, or any combination of the foregoing, with respect to up to 1,772,058 shares of Nuverra common stock. Under the 2018 Plan, the Company may grant to certain eligible participants who were directors of Nuverra prior to the Nuverra Acquisition restricted stock awards with respect to up to 100,000 shares of Nuverra common stock. The shares remaining available for issuance under the

Assumed Plans were converted into shares of the Company's Class A common stock at a conversion rate of one Nuverra share to 0.2551 shares of the Company's Class A common stock such that at the time of the Nuverra Acquisition an aggregate of 131,110 shares of the Company's Class A common stock was available for issuance with respect to assumed awards and future awards under the 2017 Plan and an aggregate of 24,984 shares of the Company's Class A common stock was available for issuance with respect to assumed awards and future awards under the 2018 Plan.

The aggregate number of shares of the Company's Class A common stock available for issuance under the Assumed Plans will be reduced by one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to an award granted under the Assumed Plans. If any award granted under the 2017 Plan (in whole or in part) is cancelled, forfeited, exchanged, settled in cash, or otherwise terminated, the shares of the Company's Class A common stock subject to such award will again be available at a rate of one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to such award, and if any award granted under the 2018 Plan (in whole or part) is forfeited, the shares of the Company's Class A common stock subject to such award will again be available at a rate of one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to such award. The Company registered the securities issuable under the Assumed Plans by filing a registration statement on Form S-8 with the Securities and Exchange Commission on February 23, 2022. As of December 31, 2022, the maximum number of shares of the Company's Class A common stock available for future issuance under the 2017 Plan is 55,769 and under the 2018 Plan is 14,736.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs[2]
October 1 through October 31, 2022	—	$ —	$ 8,596,156
November 1 through November 31, 2022.	27,564	$ 8.88	$ 8,596,156
December 1 through December 31, 2022	—	$ —	$ 8,596,156

(1) The average price paid per share includes commissions.

(2) Our board of directors has approved programs permitting the Company to repurchase a portion of its outstanding shares of Class A common stock in the open market not to exceed $25.0 million in the aggregate.

ITEM 6.   **RESERVED**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto in Part II, Item 8. "Financial Statements and Supplementary Data". This discussion and analysis contains forward-looking statements based on our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors as described under "Cautionary Note Regarding Forward-Looking Statements" and Part I, Item 1A. "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.

In many regions of the country, there has been growing concern about the volumes of water required for new oil and gas well completions, as well as volumes of water injected into subterranean zones where seismicity can be triggered. Working with our customers and local communities, we strive to be an industry leader in the development of cost-effective alternatives to fresh water. Specifically, we offer services that enable our E&P customers to treat and reuse produced water, thereby reducing the demand for fresh water while also reducing the volumes of saltwater that must be disposed by injection. In many areas, we have also acquired sources of non-potable water, such as brackish water or municipal or industrial effluent. Through our expertise in chemical technologies and our FluidMatch™ design solutions, we provide water profiling and fluid assessment services for our customers to support the optimization of their fluid systems, enabling the economic use of these alternative sources. We also work with our E&P customers to lower their emissions through methane combustion technology, and reduce the environmental footprint of their operations through the use of temporary hose and permanent pipeline systems, which are supported by extensive monitoring and automation technology solutions that provide safer and more efficient water resource management. These solutions significantly reduce the demand for trucking operations, thereby reducing gasoline and diesel exhaust emissions, increasing safety and decreasing traffic congestion in nearby communities.

Recent Trends and Outlook

On September 7, 2022, the Company announced that our board of directors approved the initiation of a dividend program under which the Company intends to pay regular quarterly dividends. On January 27, 2023, our board of directors declared our most recent quarterly cash dividend, of $0.05 per share of Class A common stock, that was paid on February 17, 2023 to shareholders of record as of the close of business on February 7, 2023. A distribution of $0.05 per unit was also approved for those holders of units of SES Holdings, LLC, who also hold an equal number of shares of Class B common stock of the Company, which was subject to the same payment and record dates. All future dividend payments are subject to quarterly review and approval by the board of directors.

Between July 2021 and December 2022, Select completed seven business combinations, one asset acquisition and the buyout of all noncontrolling interests in a recycling system joint venture. Collectively these acquisitions expanded our revenue base and service offerings with many of our key customers and increased our overall service offerings within multiple basins. Continuing the integration of the acquired assets and operations will be a major focus of ours during 2023. Our integration and related efforts include, but are not limited to, increasing revenue through strategic market share gains, investing around acquired infrastructure, regional service line expansion and achieving operational synergies. These operational synergies are expected to be realized by efficiently connecting complementary infrastructure assets with one another, pairing infrastructure assets with related services, realizing cost synergies, and selling excess assets.

While the ongoing effects of the COVID-19 pandemic on our operations have decreased in recent quarters, this pandemic has had a material negative impact on our financial results. While we have seen economic recovery and higher oil prices through the year ended December 31, 2022, such negative impact may continue well beyond the containment of the pandemic until global GDP levels, associated oil demand and resulting oilfield activity fully rebound. While we have seen oilfield activity improve considerably and global inventories rapidly normalize with continued demand growth since the low point experienced in 2020, considerable uncertainty remains. Even with this recent recovery however, we cannot provide assurance that our assumptions used to estimate our future financial results will be correct, given the unpredictable nature of the current market environment after the recent elevated volatility in demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.

In February 2022, Russia launched a large-scale invasion of Ukraine that has led to significant armed hostilities. As a result, the U.S., the United Kingdom, the member states of the European Union and other public and private actors have levied severe sanctions on Russian financial institutions, businesses and individuals. This conflict, and the resulting sanctions and concerns regarding global energy security, has contributed to increases and volatility in the prices for oil and natural gas throughout 2022, with the posted price for WTI reaching a high of $123.64 per barrel during the year ended December 31, 2022. Such volatility may lead to a more difficult investing and planning environment for us and our customers. While the near-term impact of these events resulted in higher oil and gas prices during the year ended December 31, 2022, the ultimate geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and such events, or any further hostilities in Ukraine or elsewhere, could severely impact the world economy and may adversely affect our financial condition.

As a result of reduced oil inventories driven by the economic recovery and oil demand growth in much of the world, as well as supply uncertainties heightened by the Russia/Ukraine war, oil and gas prices increased notably in the year ended December 31, 2022 as compared to the year ended December 31, 2021. During the year ended December 31, 2022, the average spot price of WTI crude oil was $94.90 versus an average price of $68.16 for the year ended December 31, 2021. The average Henry Hub natural gas spot price during the year ended December 31, 2022, was $6.42 versus an average of $3.91 for the year ended December 31, 2021. While current price levels have materially reduced from these 2022 full year averages, current price levels remain supportive of our customers' drilling and completion programs in the major shale basins.

Many of our customers have demonstrated their resolve to manage their capital spending within budgets and cash flow from operations and increase redemptions of debt and/or returns of capital to investors. Additionally, consolidation among our customers can disrupt our market in the near-term and the resulting demand for our services. Overall however, the financial health of the oil and gas industry and many of our customers specifically, as reflected in debt metrics, recent capital raises, and equity valuations, greatly improved over the year ended December 31, 2021 and through the year ended December 31, 2022.

From an operational standpoint, many of the recent trends still apply to ongoing unconventional oil and gas development. The continued trend towards multi-well pad development, executed within a limited time frame, has increased the overall complexity of well completions, while increasing fracturing efficiency and the use of lower-cost in-basin sand has decreased total costs for our customers. However, we note the continued efficiency gains in the well completions process can limit the days we spend on the wellsite and, therefore, negatively impact the total revenue opportunity for certain of our services utilizing day-rate pricing models.

This multi-well pad development, combined with recent upstream acreage consolidation and the growing trends around the recycling and reuse applications of produced water provides a significant opportunity for companies like us that can deliver increasingly complex solutions for our E&P customers across the full completion and production lifecycle of wells. While these trends have advanced the most in the Permian Basin to date, they are beginning to emerge in other basins as well.

The trend of increased reuse of produced water will require additional chemical treatment solutions, and we have a dedicated team of specialists focused every day on developing and deploying innovative water treatment and reuse services for our customers. Our FluidMatch™ design solutions enable our customers to economically use these alternative sources to optimize their fluid systems by providing water profiling and fluid assessment services working towards real-time. This trend also supports more complex "on-the-fly" solutions that treat, proportion, and blend various streams of water and chemicals at the wellsite. This complexity favors service companies able to provide advanced technology solutions. Ultimately, we intend to play an important role in the advancement of water and chemical solutions that are designed to meet the sustainability goals of key stakeholders.

Our water logistics, treatment, and chemical application expertise, in combination with advanced technology solutions, are applicable to other industries beyond oil and gas. We are working to further commercialize our services in other businesses and industries through our industrial solutions group.

On November 1, 2022, the Company completed the acquisition of Breakwater in a stock-for-stock transaction for total consideration of $105.3 million based on the closing price of the Company's shares of Class A common stock on October 31, 2022. The consideration transferred consisted of 9,181,144 shares of Class A common stock, $10.5 million of debt that was paid off at closing as part of consideration exchanged, $3.7 million in change-of-control payments and $2.4 million in seller transaction costs. The acquisition strengthened Select's geographic footprint with a unique set of water logistics and infrastructure assets, particularly in the Permian and Eagle Ford regions. The acquisition included a controlling interest in the Big Spring Recycling System ("BSRS"), which includes significant pipeline, storage, recycling and disposal infrastructure assets in the Midland Basin.

On December 2, 2022, the Company acquired all noncontrolling interests in BSRS valued at approximately $7.3 million based on the closing price of the Company's shares of Class A common stock on December 1, 2022, and $22.0 million in cash, for total consideration of $29.3 million. The consideration transferred included 910,612 shares of Class A common stock. This equity transaction enabled Select to simplify the BSRS operations and decision-making processes and provided potential revenue and cost synergies. On December 2, 2022, Select also acquired certain assets and revenue-producing contracts in the Midland Basin from a third party for $6.1 million, inclusive of $0.1 million of acquisition-related costs. Many of the assets acquired are adjacent to the BSRS, with connectivity into the BSRS providing future revenue and cost synergies.

On November 1, 2022, the Company completed the acquisition of certain saltwater disposal assets from Cypress for total consideration of $9.2 million based on the closing price of the Company's shares of Class A common stock on October 31, 2022. The consideration transferred consisted of 952,753 shares of Class A common stock. The acquired Cypress operations consist of eight saltwater disposal facilities with daily permitted capacity of 85,000 barrels per day across North Dakota. The acquisition strengthened Select's geographic footprint with a portfolio of strategic wastewater disposal facilities in the Bakken region, with the majority of Cypress's volumes being delivered through high volume contracted gathering pipeline infrastructure.

On February 23, 2022, the Company completed the acquisition of Nuverra for total consideration of $35.9 million based on the closing price of the Company's shares of Class A common stock on February 23, 2022. The consideration transferred consisted of 4,203,323 shares of Class A common stock. The acquisition strengthened Select's geographic footprint with a unique set of water logistics and infrastructure assets, particularly in the Bakken, Haynesville and Northeast, while continuing to expand Select's production-related revenues. Select also acquired a 60-mile underground twin pipeline network in the Haynesville Shale in Texas and Louisiana. This pipeline network is used for the collection of produced water for transport to interconnected disposal wells and the delivery or re-delivery of water from water sources to operator locations for use in well completion activities. Additionally, Nuverra operates a landfill facility in North Dakota located on a 50-acre site. The facility provides a unique opportunity for Select to expand its logistics capabilities into a new service offering. The acquisition resulted in a bargain purchase gain, as Nuverra was experiencing financial distress and actively evaluating strategic alternatives leading up to the transaction.

Our Segments

Our services are offered through three reportable segments: (i) Water Services; (ii) Water Infrastructure; and (iii) Oilfield Chemicals.

- *Water Services.* The Water Services segment consists of the Company's services businesses, including water transfer, flowback and well testing, fluids hauling, water monitoring, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.

- *Water Infrastructure.* The Water Infrastructure segment consists of the Company's infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions, and our produced water gathering systems and SWDs, as well as solids disposal facilities, primarily serving E&P companies.

- *Oilfield Chemicals.* The Oilfield Chemicals segment provides technical solutions, products and expertise related to chemical applications in the oil and gas industry. We develop, manufacture, manage logistics and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, pipelines and well completions for customers ranging from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

How We Generate Revenue

We currently generate the majority of our revenue through our water-management services associated with well completions, provided through our Water Services and Water Infrastructure segments. The majority of this revenue is realized through customer agreements with fixed pricing terms and is recognized when delivery of services is provided, generally at our customers' sites. While we have some long-term pricing arrangements, particularly in our Water Infrastructure segment, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.

We also generate revenue by providing completion and specialty chemicals through our Oilfield Chemicals segment. We invoice the majority of our Oilfield Chemicals customers for services provided based on the quantity of chemicals used or pursuant to short-term contracts as the customers' needs arise.

Costs of Conducting Our Business

The principal expenses involved in conducting our business are labor costs, vehicle and equipment costs (including depreciation, repair, rental and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low. Most of the costs of serving our customers are variable, i.e., they are incurred only when we provide water and water-related services or chemicals and chemical-related services to our customers.

Labor costs associated with our employees and contract labor comprise the largest portion of our costs of doing business. We incurred labor and labor-related costs of $476.2 million, $285.7 million and $243.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. The majority of our recurring labor costs are variable and dependent on the then-current market environment and are incurred only while we are providing our operational services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets, which is not directly tied to our level of business activity. Additionally, we incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our operational and corporate headquarters, as well as for third-party support, licensing and services.

We incur significant vehicle and equipment costs in connection with the services we provide, including depreciation, repairs and maintenance, rental and leasing costs. We incurred vehicle and equipment costs of $266.6 million, $165.1 million and $157.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We incur raw material costs in manufacturing our chemical products, as well as for water that we source for our customers. We incurred raw material costs of $300.8 million, $209.7 million and $154.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We incur variable transportation costs associated with our service lines, predominately fuel and freight. We incurred fuel and freight costs of $118.1 million, $58.5 million and $35.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Rising fuel prices impact our transportation costs, which affect the pricing and demand for our services and, therefore, our results of operations.

How We Evaluate Our Operations

We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:

- Revenue;

- Gross Profit;

- Gross Margins;

- EBITDA; and

- Adjusted EBITDA.

Revenue

We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections and across periods. We also assess incremental changes in revenue compared to incremental changes in direct operating costs and selling, general and administrative expenses across our reportable segments to identify potential areas for improvement, as well as to determine whether segment performance is meeting management's expectations.

Gross Profit

To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation and amortization expenses). We believe gross profit provides insight into profitability and the true operating performance of our assets. We also compare gross profit to prior periods and across segments to identify trends as well as underperforming segments.

Gross Margins

Gross margins provide an important gauge of how effective we are at converting revenue into profits. This metric works in tandem with gross profit to ensure that we do not seek to increase gross profit at the expense of lower margins, nor pursue higher gross margins at the expense of declining gross profits. We track gross margins by segment and service line and compare them across prior periods and across segments and service lines to identify trends as well as underperforming segments.

EBITDA and Adjusted EBITDA

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to generally accepted accounting principles in the U.S. ("GAAP"), plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, plus/(minus) foreign currency losses/(gains) and plus/(minus) losses/(gains) on unconsolidated entities less bargain purchase gains from business combinations. The adjustments to EBITDA are generally consistent with such adjustments described in our Sustainability-Linked Credit Facility. See "—Comparison of Non-GAAP Financial

Measures—EBITDA and Adjusted EBITDA" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations

Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below and those described in "—Recent Trends and Outlook" above.

Acquisition Activity

As described above, we continuously evaluate potential investments, particularly in water infrastructure and other water-related services and technology. To the extent we consummate acquisitions, any incremental revenues or expenses from such transactions are not included in our historical results of operations.

Between July 2021 and December 2022, we completed seven business combinations, one asset acquisition and the buyout of all noncontrolling interests in a recycling system joint venture. Our historical financial statements for periods prior to the respective date each acquisition was completed do not include the results of operations of such acquisition. See "—Recent Trends and Outlook" and "Note 3—Acquisitions" for a description of these transactions.

Results of Operations

The following table sets forth our results of operations, including revenue by segment, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

	Year ended December 31,		Change	
	2022	2021	Dollars	Percentage
	(in thousands)			
Revenue				
Water Services	$ 799,369	$ 394,075	$ 405,294	102.8 %
Water Infrastructure	270,412	154,789	115,623	74.7 %
Oilfield Chemicals	317,639	215,756	101,883	47.2 %
Total revenue	1,387,420	764,620	622,800	81.5 %
Costs of revenue				
Water Services	644,097	346,730	297,367	85.8 %
Water Infrastructure	203,413	115,887	87,526	75.5 %
Oilfield Chemicals	265,648	191,115	74,533	39.0 %
Depreciation and amortization	113,507	90,028	23,479	26.1 %
Total costs of revenue	1,226,665	743,760	482,905	64.9 %
Gross profit	160,755	20,860	139,895	670.6 %
Operating expenses				
Selling, general and administrative	118,935	83,076	35,859	43.2 %
Depreciation and amortization	2,209	2,430	(221)	(9.1)%
Lease abandonment costs	449	894	(445)	(49.8)%
Total operating expenses	121,593	86,400	35,193	40.7 %
Income (loss) from operations	39,162	(65,540)	104,702	(159.8)%
Other income (expense)				
Gain (loss) on sales of property and equipment and divestitures, net	2,192	(2,068)	4,260	206.0 %
Interest expense, net	(2,700)	(1,711)	(989)	57.8 %
Foreign currency (loss) gain, net	(8)	2	(10)	NM
Bargain purchase gain	13,352	18,985	(5,633)	NM
Other	4,726	673	4,053	NM
Income (loss) before income tax (expense) benefit	56,724	(49,659)	106,383	214.2 %
Income tax (expense) benefit	(957)	(147)	(810)	NM
Equity in losses of unconsolidated entities	(913)	(279)	(634)	NM
Net income (loss)	$ 54,854	$ (50,085)	$ 104,939	209.5 %

Revenue

Our revenue increased $622.8 million, or 81.5%, to $1.4 billion for the year ended December 31, 2022, compared to $764.6 million for the year ended December 31, 2021. The increase was composed of a $405.3 million increase in Water Services revenue, a $115.6 million increase in Water Infrastructure revenue and a $101.9 million increase in Oilfield Chemicals revenue. These increases were driven primarily by higher demand for our services coupled with increased pricing in comparison to the year ended December 31, 2021. Included in the increases in Water

Services and Water Infrastructure were incremental revenue contributions from the Complete, Agua Libre and Basic, HB Rentals, Nuverra, Breakwater and Cypress acquisitions. For the year ended December 31, 2022, our Water Services, Water Infrastructure and Oilfield Chemicals revenues constituted 57.6%, 19.5% and 22.9% of our total revenue, respectively, compared to 51.6%, 20.2% and 28.2%, respectively, for the year ended December 31, 2021. The revenue changes by reportable segment are as follows:

Water Services. Revenue increased $405.3 million, or 102.8%, to $799.4 million for the year ended December 31, 2022, compared to $394.1 million for the year ended December 31, 2021. The increase was primarily attributable to higher demand for our services coupled with increased pricing in comparison to the year ended December 31, 2021. The increase was also impacted by incremental revenue contributed by the Complete, Basic, HB Rentals, Nuverra and Breakwater acquisitions.

Water Infrastructure. Revenue increased by $115.6 million, or 74.7%, to $270.4 million for the year ended December 31, 2022, compared to $154.8 million for the year ended December 31, 2021. The increase was primarily attributable to higher demand for our services in comparison to the year ended December 31, 2021. The increase was also modestly impacted by incremental revenue contributed by the Complete, Agua Libre, Nuverra, Breakwater and Cypress acquisitions.

Oilfield Chemicals. Revenue increased $101.9 million, or 47.2%, to $317.6 million for the year ended December 31, 2022, compared to $215.8 million for the year ended December 31, 2021. The increase was primarily attributable to higher demand for our services, particularly our proprietary friction reducer product offerings, in comparison to the year ended December 31, 2021.

Costs of Revenue

Costs of revenue increased $482.9 million, or 64.9%, to $1.2 billion for the year ended December 31, 2022, compared to $743.8 million for the year ended December 31, 2021. The increase was comprised of a $297.4 million increase in Water Services costs, a $87.5 million increase in Water Infrastructure costs and a $74.5 million increase in Oilfield Chemicals costs. Depreciation and amortization expense also increased by $23.5 million. For the year ended December 31, 2022, inflation also impacted variable costs for labor, fuel and services. We were able to pass some of these increased costs to customers with surcharges and pricing increases.

Water Services. Costs of revenue increased $297.4 million, or 85.8%, to $644.1 million for the year ended December 31, 2022, compared to $346.7 million for the year ended December 31, 2021. Cost of revenue as a percent of revenue decreased to 80.6% from 88.0%, due primarily to economies of scale from higher revenue activity

Water Infrastructure. Costs of revenue increased $87.5 million, or 75.5%, to $203.4 million for the year ended December 31, 2022, compared to $115.9 million for the year ended December 31, 2021. Cost of revenue as a percent of revenue slightly increased to 75.2% from 74.9%, due to increased pricing for many water sources partially offset by a higher relative contribution of high margin disposal revenue.

Oilfield Chemicals. Costs of revenue increased $74.5 million, or 39.0%, to $265.6 million for the year ended December 31, 2022, compared to $191.1 million for the year ended December 31, 2021. Cost of revenue as a percent of revenue decreased to 83.6% from 88.6%, due primarily to higher utilization and cost absorption at our manufacturing facilities.

Depreciation and Amortization. Depreciation and amortization expense increased $23.5 million, or 26.1%, to $113.5 million for the year ended December 31, 2022, compared to $90.0 million for the year ended December 31, 2021, due primarily to a higher fixed asset base related to acquisitions occurring after June 30, 2021.

Gross Profit

Gross profit was $160.8 million for the year ended December 31, 2022 compared to $20.9 million for the year ended December 31, 2021. Gross profit increased by $107.9 million in our Water Services segment, $28.1 million in our Water Infrastructure segment and $27.4 million in our Oilfield Chemicals segment. Partially offsetting the increase in gross profit was a $23.5 million increase in depreciation and amortization expense. Gross margin as a percent of revenue was 11.6% and 2.7% during the years ended December 31, 2022 and December 31, 2021, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $35.9 million, or 43.2%, to $118.9 million for the year ended December 31, 2022, compared to $83.1 million for the year ended December 31, 2021. The increase was due primarily to a $6.1 million increase in equity-based compensation costs,$5.9 million from higher wages, associated payroll taxes and employer 401k match contributions, $5.2 million of costs from the additional personnel and related back-office expenses as a result of our recent acquisitions, comprised of $1.9 million of personnel costs and $3.3 million of other back-office costs, a $4.4 million increase in short-term incentive compensation cost, a $3.0 million increase in business development costs, $2.6 million in higher vehicle lease costs, $2.5 million in higher legal and professional fees, a $1.8 million increase in bad debt expense, a $1.3 million increase in travel, meals and entertainment costs, $1.0 million in higher subscription costs, a $1.0 million increase in information technology costs, a $1.0 million increase in insurance costs and $3.2 million from a combination of other expenses partially offset by $3.2 million in severance expense during the year ended December 31, 2021.

Net Interest Expense

Net interest expense increased by $1.0 million, or 57.8%, to $2.7 million for the year ended December 31, 2022, compared to $1.7 million for the year ended December 31, 2021 due primarily to writing off unamortized deferred debt issuance costs in connection with amending and restating the Prior Credit, lower interest income related to notes receivable that were converted to an equity-method investment and higher interest expense due to borrowings during the year ended December 31, 2022.

Bargain Purchase Gain

Bargain purchase gain of $13.4 million in 2022 was comprised of $6.7 million related to the Nuverra acquisition and $6.7 million in adjustments related to acquisitions that occurred in 2021. The Nuverra acquisition resulted in a bargain purchase gain as Nuverra was experiencing financial distress and actively evaluating strategic alternatives leading up to the transaction.

Bargain purchase gain of $19.0 million in 2021 was comprised of $9.4 million, $5.9 million and $3.6 million for the Complete, HB Rentals, and Agua Libre and Basic acquisitions, respectively. The Complete and HB Rentals acquisitions resulted in a bargain purchase in part due to the seller recently emerging from bankruptcy and deciding to divest domestic assets and operations and focus on international operations. The Agua Libre and Basic acquisition resulted in a bargain purchase as the seller was distressed and decided to divest its assets and operations to multiple buyers as operations were wound down and the business was shuttered.

Other

Other income was $4.7 million for the year ended December 31, 2022, compared to $0.7 million for the year ended December 31, 2021. During the year ended December 31, 2022, other income primarily related to the sale of excess assets and assignment to third parties of leased properties with asset retirement obligations acquired in our recent acquisitions as well as the removal of the $1.1 million UltRecovery contingent consideration liability. During the year ended December 31, 2021, other income primarily related to the disposal of asset retirement obligations and the realized gain, partially offset by an unrealized loss, on equity securities sold in 2021.

Net Income (Loss)

Net Income (loss) increased by $104.9 million, to a net income of $54.9 million for the year ended December 31, 2022 compared to a net loss of $50.1 million for the year ended December 31, 2021, driven primarily by increased revenue and gross profit due to an increase in demand for our services. This was partially offset by an increase in selling, general and administrative costs of $35.9 million and a smaller bargain purchase gain recorded for the year ended December 31, 2022 compared to the year ended December 31, 2021. The year ended December 31, 2021 was negatively impacted by a significant reduction in demand for our services due to a gradual recovery following the onset of the COVID-19 pandemic.

Comparison of Non-GAAP Financial Measures

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA, as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, plus/(minus) foreign currency losses/(gains) and plus/(minus) losses/(gains) on unconsolidated entities less bargain purchase gains from business combinations. The adjustments to EBITDA are generally consistent with such adjustments described in our Sustainability-Linked Credit Facility. See "—Note Regarding Non-GAAP Financial Measures" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to the exclusion of some but not all items that affect the most directly comparable GAAP financial measures. One should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table sets forth our reconciliation of EBITDA and Adjusted EBITDA to our net (loss) income, which is the most directly comparable GAAP measure, for the years ended December 31, 2022 and 2021. The reconciliation of EBITDA and Adjusted EBITDA for the years ended December 31, 2021 and 2020 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net income (loss)	$ 54,854	$ (50,085)
Interest expense, net	2,700	1,711
Income tax expense	957	147
Depreciation and amortization	115,716	92,458
EBITDA	174,227	44,231
Non-cash compensation expenses	15,570	9,469
Non-recurring severance expenses[1]	—	3,225
Non-cash loss on sale of assets or subsidiaries[2]	4,400	4,596
Non-recurring transaction costs[3]	11,672	5,656
Lease abandonment costs	449	894
Bargain purchase gain	(13,352)	(18,985)
Other non-recurring charges[3]	—	608
Equity in losses of unconsolidated entities	913	279
Foreign currency loss (gain), net	8	(2)
Non-recurring change in vacation policy[4]	918	—
Adjusted EBITDA	$ 194,805	$ 49,971

(1) For 2021, these costs related to severance costs associated with our former CEO.

(2) For all periods presented, the losses were primarily due to sales of real estate and underutilized, excess or obsolete property and equipment.

(3) For all periods presented, these costs were primarily legal-related due diligence costs as well as costs related to certain acquired subsidiaries.

(4) Due to the various acquisitions entered into the last 18 months, and the workload on our employees, these costs represent a one-time accrual to payout vacation in excess of the allowed unused vacation carryover amount. Previously, any unused vacation in excess of the allowed carryover amount was forfeited at year-end.

EBITDA was $174.2 million for the year ended December 31, 2022 compared to $44.2 million for the year ended December 31, 2021. The $130.0 million increase in EBITDA was driven primarily by higher gross profit of $163.4 million and a $4.3 million increase in net gains from asset sales partially offset by a $35.9 million increase in selling, general and administrative costs. Adjusted EBITDA was $194.8 million for the year ended December 31, 2022 compared to $50.0 million for the year ended December 31, 2021. The $144.8 million increase is primarily attributable to many of the items discussed above.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash on hand, borrowing capacity under the Sustainability-Linked Credit Facility, cash flows from operations and proceeds from the sale of excess property and equipment. Our primary uses of capital have been to fund current operations, maintain our asset base, implement technological advancements, make capital expenditures to support organic growth, fund acquisitions and minority investments, and when appropriate, repurchase shares of Class A common stock in the open market. Depending on available opportunities, market conditions and other factors, we may also issue debt and equity securities, in the future, if needed.

As of December 31, 2022, we had $16.0 million outstanding bank debt. We prioritize sustained positive free cash flow and a strong balance sheet, and evaluate potential acquisitions and investments in the context of those priorities, in addition to the economics of the opportunity. We believe this approach provides us with additional flexibility to evaluate larger investments as well as improved resilience in a sustained downturn versus many of our peers.

Based on our current cash and cash equivalents balance, operating cash flow, available borrowings under our Sustainability-Linked Credit Facility and the ongoing actions discussed above, we believe that we will be able to maintain sufficient liquidity to satisfy our obligations and remain in compliance with our existing debt covenants through the next twelve months and beyond, prior to giving effect to any future financing that may occur.

We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Sustainability-Linked Credit Facility. For a discussion of the Sustainability-Linked Credit Facility, see "—Sustainability-Linked Credit Facility" below. Although we cannot provide any assurance, we believe that our current cash balance, operating cash flow and available borrowings under our Sustainability-Linked Credit Facility will be sufficient to fund our operations for at least the next twelve months.

During the fourth quarter of 2022, we initiated a quarterly dividend and distribution program of $0.05 per share and $0.05 per unit for holders of Class A and Class B shares, respectively. This resulted in a financing outflow of $6.0 million in the fourth quarter of 2022, and this quarterly dividend program is expected to continue into 2023 and beyond. All future dividend payments are subject to quarterly review and approval by our board of directors.

As of December 31, 2022, cash and cash equivalents totaled $7.3 million and we had approximately $206.1 million of available borrowing capacity under our Sustainability-Linked Credit Facility. As of December 31, 2022, the borrowing base under the Sustainability-Linked Credit Facility was $245.0 million, we had $16.0 million in outstanding borrowings, and outstanding letters of credit totaled $22.9 million. As of February 20, 2023, we had $50.0 million in outstanding indebtedness, the borrowing base under the Sustainability-Linked Credit Facility was $228.0 million, the outstanding letters of credit totaled $22.6 million, and the available borrowing capacity under the Sustainability-Linked Credit Facility was $155.4 million.

During 2022, our trade accounts receivable increased from $232.8 million to $430.0 million. The increase was due to increasing revenue, receivables from acquired companies and integration challenges related to our acquisitions. We are focused on improving our overall billings and collections processes in order to reduce our working capital and generate cash that we can employ in our business or return to shareholders.

As of December 31, 2022, we had no material off-balance sheet arrangements. As such, we are not exposed to any material financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

Our contractual obligations include, among other things, our Sustainability-Linked Credit Facility and operating leases. Refer to "Note 6—Leases" for operating lease obligations as of December 31, 2022 and "Note 10—Debt" for an update to our Sustainability-Linked Credit Facility as of December 31, 2022.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021. The summary of our cash flows for the years ended December 31, 2021 and 2020 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Cash Flow Changes Between the Years Ended December 31, 2022 and 2021

| | Year ended December 31, | | Change | |
	2022	2021	Dollars	Percentage
	(in thousands)			
Net cash provided by (used in) operating activities	$ 33,231	$ (16,248)	$ 49,479	304.5 %
Net cash used in investing activities	(53,246)	(64,456)	11,210	17.4 %
Net cash used in financing activities	(58,451)	(2,542)	(55,909)	(2199.4)%
Subtotal	(78,466)	(83,246)		
Effect of exchange rate changes on cash and cash equivalents . . .	(13)	8	(21)	NM
Net decrease in cash and cash equivalents	$ (78,479)	$ (83,238)		

Operating Activities. Net cash provided by operating activities was $33.2 million for the year ended December 31, 2022, compared to cash used in operating activities of $16.2 million for the year ended December 31, 2021. The $49.5 million increase is comprised of an increase of $135.2 million of net income combined with non-cash adjustments, partially offset by $85.7 million of increased working capital primarily due to the timing of collecting trade receivables connected with increased revenue.

Investing Activities. Net cash used in investing activities was $53.2 million for the year ended December 31, 2022, compared to $64.5 million for the year ended December 31, 2021. The $11.2 million decrease in net cash used in investing activities was due primarily to a $27.8 million decrease spent on acquisitions, net of cash received during the year ended December 31, 2022 compared to the year ended December 31, 2021, an $18.8 million increase in proceeds received from sales of property and equipment partially offset by a $31.9 million increase in purchases of property and equipment and a $4.4 million increase in investments.

Financing Activities. Net cash used in financing activities was $58.5 million for the year ended December 31, 2022, compared to $2.5 million for the year ended December 31, 2021. The $55.9 million increase in cash used in financing activities was primarily due to a $22.0 million purchase of noncontrolling interests, a $19.0 million increase in repurchases of shares of Class A common stock during the year ended December 31, 2022 compared to the year ended December 31, 2021, the pay down of debt, net of borrowings of $6.0 million, dividend and distribution payments of $6.0 million and $2.1 million in debt issuance costs paid during the year ended December 31, 2022.

Sustainability-Linked Credit Facility

On March 17, 2022 (the "Restatement Date"), SES Holdings, a subsidiary of the Company, and Select Energy Services, LLC ("Select LLC"), a wholly-owned subsidiary of SES Holdings, entered into a $270.0 million amended and restated senior secured sustainability-linked revolving credit facility (the "Sustainability-Linked Credit Facility"), by and among SES Holdings, as parent, Select LLC, as borrower and certain of SES Holdings' subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the "Administrative Agent") (which amended and restated the Prior Credit Agreement dated November 1, 2017). The Sustainability-Linked Credit Facility also has a sublimit of $40.0 million for letters of credit and a sublimit of $27.0 million for swingline loans. Subject to obtaining commitments from existing or new lenders, Select LLC has the option to increase the maximum amount under the senior secured credit facility by $135.0 million during the first three years following the Restatement Date.

Our Sustainability-Linked Credit Facility also contains a sustainability adjustments feature that could result in up to a 0.05% increase or reduction to the effective interest rate pursuant to an Applicable Sustainability Margin Adjustment depending on Select LLC's ability to meet certain sustainability targets and thresholds starting in 2022. For each calendar year, the "Applicable Sustainability Margin Adjustment" will equal the number of basis points (whether positive, negative or zero) equal to the sum of (i) the Applicable Water Stewardship Fee Adjustment plus (ii) Applicable Health and Safety Fee Adjustment (each as defined in the Sustainability-Linked Credit Facility.

The "Applicable Water Stewardship Fee Adjustment" is based on Select LLC's ability to (i) remain above the Water Stewardship Threshold and (ii) reach the Water Stewardship Target, both metrics which are measured by the total number of barrels of recycled produced water recycled by SES Holdings and its Subsidiaries. The "Applicable Employee Health and Safety Fee Adjustment" is based on Select LLC's ability to (i) remain above the Employee Health and Safety Threshold and (ii) reach the Employee Health and Safety Target, both metrics which are measured by the total recordable incident rates of employees with respect to SES Holdings and its Subsidiaries.

Refer to "Note 10—Debt" for further discussion of the Sustainability-Linked Credit Facility.

Tax Receivable Agreements

We intend to fund any obligation under the Tax Receivable Agreements with cash from operations or borrowings under our Sustainability-Linked Credit Facility. With respect to obligations under each of our Tax Receivable Agreements (except in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest.

We intend to account for any amounts payable under the Tax Receivable Agreements in accordance with Accounting Standards Codification ("ASC") Topic 450, Contingent Consideration. For further discussion regarding such an acceleration and its potential impact, please read Part I, Item 1A. "Risk Factors – Risks Related to Our Organizational Structure – In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

We have assessed the amount of any liability under the Tax Receivable Agreements required under the provisions of ASC 450 in connection with preparing the consolidated financial statements. We determined that there was no liability related to the Tax Receivable Agreements arising from the corporate reorganization and subsequent exchanges as of December 31, 2022 due to there not being any payments under the Tax Receivable Agreements that are probable under the provisions of ASC 450 within the foreseeable future. The Company would generally expect to recognize the liability under the Tax Receivable Agreements as probable in conjunction with the conclusion that deferred tax assets are more likely than not to be realized and, therefore, part or all of the valuation allowance on the deferred tax assets is released. We believe this correlation is appropriate given the relationship between the likelihood of realization of deferred tax assets and the probability of utilization of certain tax benefits that are subject to the Tax Receivable Agreements.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. The following accounting policies involve critical accounting estimates because they are dependent on our judgment and assumptions about matters that are inherently uncertain.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions about future events and their effects are subject to uncertainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the business environment in which we operate changes. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our consolidated financial statements are appropriate, however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report.

Goodwill and other intangible assets: The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired in a business combination. Our goodwill balance at both December 31, 2022 and 2021 was zero. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Impairment of goodwill, long-lived assets and intangible assets: Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of their carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, and operating performance. Development of future cash flows also requires management to make assumptions and to apply judgment, including the timing of future expected cash flows, using the appropriate discount rates and determining salvage values. The estimate of fair value represents our best estimates of these factors based on current industry trends and reference to market transactions and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows. We operate within the oilfield service industry, and the cyclical nature of the oil and gas industry that we serve and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the estimated fair value of these assets and, in periods of prolonged down cycles, may result in impairment charges. Changes to our key assumptions related to future performance, market conditions and other economic factors could adversely affect our impairment valuation. During the year ended December 31, 2020, we impaired $7.9 million of property and equipment because the carrying values were deemed not recoverable and were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and fresh water wells and obsolete machinery and equipment.

When applicable, we conduct our annual goodwill impairment tests in the fourth quarter of each year, and whenever impairment indicators arise, by examining relevant events and circumstances which could have a negative impact on our goodwill, such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, acquisitions and divestitures and other relevant entity-specific events. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would be required to perform a quantitative impairment test for goodwill comparing the reporting unit's carrying value to its fair value. The Company's reporting units are based on its organizational and reporting structure. In determining fair values for the reporting units, the Company relies primarily on the income, market and cost approaches for valuation. In the income approach, the Company discounts predicted future cash flows using a weighted-average cost of capital calculation based on publicly-traded peer companies. In the market approach, valuation multiples are developed from both publicly-traded peer companies as well as other company transactions. The cost approach considers replacement cost as the primary indicator of value.

If the fair value of a reporting unit is less than its carrying value, impairment is calculated based on the difference between the fair value and carrying value in accordance with our early adoption of Accounting Standards

Update ("ASU") 2017-04– Simplifying the Test for Goodwill Impairment. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of E&P activity of oil and gas companies, our financial performance and trends and our strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions. During the first quarter of 2020, we recorded $266.9 million of goodwill impairment due to the significant decline in oil prices coupled with the uncertainty associated with future recovery. This impairment brought our goodwill balance to zero.

Retentions: We assume risk of loss through deductibles and self-insured retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, vehicle liability, and health insurance. Our exposure (i.e., the self-insured retention or deductible) per occurrence is $0.5 million for general liability, $0.25 million for workers' compensation and employer's liability, $0.25 million for auto liability and $0.3 million for health insurance. We also have an excess loss policy over these coverages with a limit of $100.0 million in the aggregate. Management reviews its estimates of reported and unreported claims and provides for losses through reserves. We use actuarial estimates to record our liability for future periods. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments. As of December 31, 2022, we estimate the range of exposure to be from $15.3 million to $18.4 million and have recorded liabilities of $16.6 million, which represents management's best estimate of probable loss related to workers' compensation and employer's liability, and auto liability. Additionally, as of December 31, 2022, accrued health insurance and accrued general liabilities were $7.2 million and $0.5 million, respectively.

Recent Accounting Pronouncement

Refer to "Note 2—Significant Accounting Policies" for recent accounting pronouncement.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of drilling and completion activity in the U.S. oil and gas industry. The level of drilling and completion activity is influenced by numerous factors over which we have no control, including, but not limited to: global health events, including the COVID-19 pandemic; the supply of and demand for oil and gas; war, economic sanctions and other constraints to global trade and economic growth; current price levels as well as expectations about future prices of oil and gas; the magnitude and timing of capital spending by our customers; the cost of exploring for, developing, producing and delivering oil and gas; the extent to which our E&P customers choose to drill and complete new wells to offset decline from their existing wells; the extent to which our E&P customers choose to invest to grow production; discoveries of new oil and gas reserves; available storage capacity and pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances in alternative forms of energy (e.g. wind and solar electricity, electric vehicles) that encourage substitution for or displacement of oil and gas consumption in end-use markets; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; merger and acquisition activity and consolidation in our industry, and other factors.

Any combination of these factors that results in sustained low oil and gas prices and, therefore, lower capital spending and / or reduced drilling and completion activity by our customers, would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.

Interest Rate Risk

As of December 31, 2022, we had $16.0 million outstanding under our Sustainability-Linked Credit Facility. As of February 20, 2023, we had $50.0 million in outstanding indebtedness and $155.4 million of available borrowing capacity under our Sustainability-Linked Credit Facility. Interest is calculated under the terms of our Sustainability-Linked Credit Facility based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of our independent registered public accounting firm and our consolidated financial statements and supplementary data are included in this Annual Report beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer ("CEO") (principal executive officer) and chief financial officer ("CFO") (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on their evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As permitted by the SEC, we have excluded the business of Breakwater Energy Services, LLC. from our evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2022 due to the limited time available to complete their integration and evaluation. See "Note 3—Acquisitions" for additional information on this acquisition. The operations excluded from our evaluation represent approximately 11.9% of our total assets as of December 31, 2022, and 1.1% of our total revenues for the year ended December 31, 2022.

Under the supervision and with the participation of management, including the CEO and CFO, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Grant Thornton LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2022 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We closed several business combinations during the year ended December 31, 2022, as described in "Note 3—Acquisitions" to our consolidated financial statements included in this Annual Report. At this time, we continue to evaluate the business and internal controls and processes of these acquired businesses and are making various changes to their operating and organizational structure based on our business plan. We are in the process of implementing our internal control structure over these acquired businesses. We expect that our evaluation and integration efforts related to those operations will be completed during 2023 and we believe that we will be able to maintain sufficient controls over our financial reporting throughout this integration process.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 22, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Breakwater Energy Services, LLC, a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 11.9 and 1.1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. As indicated in Management's Report, Breakwater Energy Services, LLC was acquired during 2022. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Breakwater Energy Services, LLC.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
February 22, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this Item 10 will be set forth in our definitive proxy statement for the 2023 annual meeting of stockholders and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required in response to this Item 11 will be set forth in our definitive proxy statement for the 2023 annual meeting of stockholders and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in response to this Item 12 will be set forth in our definitive proxy statement for the 2023 annual meeting of stockholders and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item 13 will be set forth in our definitive proxy statement for the 2023 annual meeting of stockholders and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required in response to this Item 14 will be set forth in our definitive proxy statement for the 2023 annual meeting of stockholders and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (a)(2) Financial Statements and Financial Statement Schedules

Our consolidated financial statements are incorporated under Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report. For a listing of these statements and accompanying notes, see "Index to Financial Statements" on Page F-1 of this Annual Report.

(a)(3) Exhibits

The exhibits required to be filed or furnished under Item 15 of this Annual Report are set forth below in the Exhibit Index included within this Annual Report.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Holdings, LLC, Raptor Merger Sub, Inc., Raptor Merger Sub, LLC, Rockwater Energy Solutions, Inc. and Rockwater Energy Solutions, LLC (incorporated by reference herein to Exhibit 2.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed July 19, 2017 (File No. 001-38066)).
3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).
4.1	Form of Stock Certificate (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
4.2	Amended and Restated Registration Rights Agreements, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC, Crestview Partners II SES Investment B, LLC, SCF-VI, L.P., SCF-VII, L.P., SCF-VII(A), L.P. and WDC Aggregate LLC (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed July 19, 2017 (File No. 001-38066)).
4.3	Registration Rights Agreement, dated December 20, 2016, by and between Select Energy Services, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 4.3 to Select Energy Services, Inc.'s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
4.4	Assignment and Assumption Agreement, dated November 1, 2017, by and between Select Energy Services, Inc. and Rockwater Energy Solutions, Inc. (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017 (File No. 001-38066)).
4.5	Registration Rights Agreement, dated February 16, 2017, by and between Rockwater Energy Solutions, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 4.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017 (File No. 001-38066)).
4.6	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, amended (incorporated by reference herein to Exhibit 4.6 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed February 25, 2020 (File No. 001-38066)).
10.1	Amended and Restated Credit Agreement, dated as of March 17, 2022, by and among Select Energy Services, LLC, SES Holdings, LLC, Wells Fargo Bank, N.A., as administrative agent, and the lenders named therein (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed March 18, 2022).

†10.2	Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
†10.3	First Amendment to Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
†10.4	Second Amendment to Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed May 14, 2020 (File No. 001-38066)).
†10.5	Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (incorporated by reference herein to Exhibit 99.1 to Select Energy Services, Inc.'s Registration Statement on Form S-8, dated February 23, 2022 (Registration No. 333-262939).
†10.6	Nuverra Environmental Solutions, Inc. 2018 Restricted Stock Plan for Directors (incorporated by reference herein to Exhibit 99.2 to Select Energy Services, Inc.'s Registration Statement on Form S-8 dated February 23, 2022 (Registration No. 333-262939).
†10.7	Form of Indemnification Agreement (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.8	Tax Receivable Agreement, dated December 19, 2016, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.5 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.9	Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
10.10	Tax Receivable Agreement, dated December 19, 2016, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.6 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.11	Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
10.12	Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC (incorporated by reference herein to Exhibit 10.9 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.13	Amendment No. 1 to Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC. (incorporated by reference herein to Exhibit 10.10 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.14	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 4.4 to Select Energy Services, Inc.'s Registration Statement on Form S-8, filed April 28, 2017 (Registration No. 333-217561)).

†10.15	Form of Stock Option Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.10 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
†10.16	Form of Restricted Stock Grant Notice and Restricted Stock Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.13 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.17	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.14 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.18	Global Amendment to Performance Share Unit Grant Notices and Agreements (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed January 24, 2020 (File No. 001-38066)).
†10.19	Form of Stock Option Agreement for John Schmitz under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.15 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.20	Form of Success Bonus Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.12 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 19, 2017 (File No. 001-38066)).
†10.21	Select Energy Services, Inc. Employee Stock Purchase Plan (incorporated by reference herein to Exhibit 4.3 to Select Energy Services, Inc.'s Registration Statement on Form S-8, filed February 1, 2018 (Registration No. 333-222816)).
†10.22*	First Amendment to the Select Energy Services, Inc. Employee Stock Purchase Plan.
†10.23	Employment Agreement between Paul Pistono and Rockwater Energy Solutions, Inc., dated September 4, 2012 (incorporated by reference herein to Exhibit 10.20 to Select Energy Services Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.24	First Amendment to Employment Agreement between Paul Pistono, Rockwater Energy Solutions, LLC and Rockwater Energy Solutions Administrative Services, LLC, dated February 21, 2020 (incorporated by reference herein to Exhibit 10.22 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed February 25, 2020 (File No. 001-38066)).
†10.25	Employment Agreement between Michael Skarke and Select Energy Services, LLC, dated January 14, 2019 (incorporated by reference herein to Exhibit 10.22 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.26	Employment Agreement between Nick Swyka and Select Energy Services, LLC, dated March 1, 2019 (incorporated by reference herein to Exhibit 10.23 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.27	Employment Agreement between Adam Law and Select Energy Services, LLC, dated March 1, 2019 (incorporated by reference herein to Exhibit 10.24 to Select Energy Services, Inc.'s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.28*	Transition and Separation Agreement and General Release of Claims by and between Select Energy Services, LLC and Adam Law, dated October 21, 2022.
†10.29	Global Amendment to Performance Share Unit Grant Notices and Agreements (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed January 24, 2020 (File No. 001-38066)).

†10.30   Form of Letter Agreement (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed May 14, 2020 (File No. 001-38066)).

†10.31   Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Adjusted Free Cash Flow – under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 6, 2020 (File No. 001-38066)).

†10.32   Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Return on Assets – under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 6, 2020 (File No. 001-38066)).

†10.33   Letter Agreement between John D. Schmitz and Select Energy Services, LLC, dated March 1, 2021 (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed March 5, 2021).

†10.34   Amended and Restated Employment Agreement between Michael Skarke and Select Energy Services, LLC, dated March 1, 2021 (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed March 5, 2021).

†10.35   Letter Agreement between Michael Skarke and Select Energy Services, Inc., dated March 1, 2021 (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed March 5, 2021).

†10.36   Employment Agreement between Brian Szymanski and Select Energy Services, LLC, dated March 1, 2021 (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.37   Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Return on Assets – under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.5 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.38   Form of Restricted Stock Grant Notice and Restricted Stock Agreement between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.6 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.39   Form of Special Restricted Stock Grant Notice and Restricted Stock Agreement between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.7 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.40   Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Adjusted Free Cash Flow – between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.8 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.41   Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Return on Assets – between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.9 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 5, 2021).

†10.42	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement – Adjusted EBITDA – under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 4, 2021).
*21.1	List of subsidiaries of Select Energy Services, Inc.
*23.1	Consent of Grant Thornton LLP.
*31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
*31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
*32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
*32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
*101	Interactive Data Files
*101.INS	iXBRL Instance Document.
*101.SCH	iXBRL Taxonomy Extension Schema Document.
*101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.
*101	The following materials from Select Energy Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Changes in Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.
104	104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

---

*	Filed or furnished with this Annual Report on Form 10-K.
**	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon its request.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Select Energy Services, Inc.

Dated: February 22, 2023

/s/ JOHN D. SCHMITZ
John D. Schmitz
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on February 22, 2023.

/s/ JOHN D. SCHMITZ John D. Schmitz	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ NICK L. SWYKA Nick L. Swyka	Chief Financial Officer and Senior Vice President (Principal Financial Officer)
/s/ BRIAN P. SZYMANSKI Brian P. Szymanski	Chief Accounting Officer (Principal Accounting Officer)
/s/ ROBERT V. DELANEY Robert V. Delaney	Director
/s/ TROY W. THACKER Troy W. Thacker	Director
/s/ ROBIN FIELDER Robin Fielder	Director
/s/ DOUGLAS J. WALL Douglas J. Wall	Director
/s/ RICHARD A. BURNETT Richard A. Burnett	Director
/s/ GAYLE BURLESON Gayle Burleson	Director
/s/ LUIS FERNANDEZ-MORENO Luis Fernandez-Moreno	Director

INDEX TO FINANCIAL STATEMENTS
SELECT ENERGY SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 20X2, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Customer relationships acquired with the Breakwater Energy Services, LLC acquisition

As described further in Note 3 and Note 9 to the consolidated financial statements, on November 1, 2022, the Company completed the acquisition of Breakwater Energy Services, LLC. The total purchase price consideration was $105.3 million, which allocated $35.6 million to customer relationships, which are separately identifiable, definite-lived, intangible assets. The determination of the fair value of the customer relationships requires management to make significant estimates and assumptions related to forecasts of future revenues, expenses and the discount rate applied. Changes in these assumptions could materially affect the determination of the fair value of the customer relationships. We identified the acquisition date fair value assigned to the customer relationships as a critical audit matter.

The principal considerations for our determination that the acquired customer relationships are a critical audit matter is that management utilized significant judgment when estimating the fair value assigned to the customer relationships. In turn, auditing management's judgments regarding the assigned fair value involved a high degree of subjectivity due to the estimation uncertainty of management's significant judgments.

Our audit procedures related to the estimated fair value assigned to acquired customer relationships included the following, among others.

- We tested the design and operating effectiveness of controls relating to the customer relationship valuation process including testing controls over management's review of the valuation specialists' calculations and the completeness and accuracy of the underlying data.

- We tested management's process for valuing acquired customer relationships, including evaluating the reasonableness of the method and significant assumptions used in the calculations with the assistance of valuation specialists.

- We tested forecasted revenues and operating expenses and whether these forecasts were reasonable and consistent with historical performance and third-party market data.

- We tested the reasonableness of the discount rate applied to the present value of the estimated future cash flows model with the assistance of valuation specialists.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 22, 2023

SELECT ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,	
	2022	**2021**
Assets		
Current assets		
Cash and cash equivalents	$ 7,322	$ 85,801
Accounts receivable trade, net of allowance for credit losses of $4,918 and $4,401, respectively	429,983	232,824
Accounts receivable, related parties	5,087	219
Inventories	41,164	44,456
Prepaid expenses and other current assets	34,380	31,486
Total current assets	517,936	394,786
Property and equipment	1,084,005	943,515
Accumulated depreciation	(584,451)	(551,727)
Total property and equipment, net	499,554	391,788
Right-of-use assets, net	47,662	47,732
Other intangible assets, net	138,800	108,472
Other long-term assets, net	18,901	7,414
Total assets	$ 1,222,853	$ 950,192
Liabilities and Equity		
Current liabilities		
Accounts payable	$ 61,539	$ 36,049
Accrued accounts payable	67,462	52,051
Accounts payable and accrued expenses, related parties	3,305	1,939
Accrued salaries and benefits	28,686	22,233
Accrued insurance	26,180	13,408
Sales tax payable	3,056	2,706
Accrued expenses and other current liabilities	23,292	19,544
Current operating lease liabilities	17,751	13,997
Current portion of finance lease obligations	19	113
Total current liabilities	231,290	162,040
Long-term operating lease liabilities	46,388	53,198
Long-term debt	16,000	—
Other long-term liabilities	45,447	39,780
Total liabilities	339,125	255,018
Commitments and contingencies (Note 11)		
Class A common stock, $0.01 par value; 350,000,000 shares authorized and 109,389,528 shares issued and outstanding as of December 31, 2022; 350,000,000 shares authorized and 94,172,920 shares issued and outstanding as of December 31, 2021	1,094	942
Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued or outstanding as of December 31, 2022 and December 31, 2021	—	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 16,221,101 shares issued and outstanding as of December 31, 2022 and December 31, 2021	162	162
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	1,075,915	950,464
Accumulated deficit	(311,194)	(359,472)
Total stockholders' equity	765,977	592,096
Noncontrolling interests	117,751	103,078
Total equity	883,728	695,174
Total liabilities and equity	$ 1,222,853	$ 950,192

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,		
	2022	2021	2020
Revenue			
Water Services	$ 799,369	$ 394,075	$ 319,766
Water Infrastructure	270,412	154,789	125,356
Oilfield Chemicals	317,639	215,756	159,983
Total revenue	1,387,420	764,620	605,105
Costs of revenue			
Water Services	644,097	346,730	291,734
Water Infrastructure	203,413	115,887	99,546
Oilfield Chemicals	265,648	191,115	143,550
Other	—	—	740
Depreciation and amortization	113,507	90,028	98,800
Total costs of revenue	1,226,665	743,760	634,370
Gross profit (loss)	160,755	20,860	(29,265)
Operating expenses			
Selling, general and administrative	118,935	83,076	74,364
Depreciation and amortization	2,209	2,430	2,872
Impairment of goodwill and trademark	—	—	276,016
Impairment and abandonment of property and equipment	—	—	7,910
Lease abandonment costs	449	894	4,350
Total operating expenses	121,593	86,400	365,512
Income (loss) from operations	39,162	(65,540)	(394,777)
Other income (expense)			
Gain (loss) on sales of property and equipment and divestitures, net	2,192	(2,068)	(2,815)
Interest expense, net	(2,700)	(1,711)	(2,136)
Foreign currency (loss) gain, net	(8)	2	39
Bargain purchase gain	13,352	18,985	—
Other	4,726	673	(3,519)
Income (loss) before income tax (expense) benefit	56,724	(49,659)	(403,208)
Income tax (expense) benefit	(957)	(147)	1,476
Equity in losses of unconsolidated entities	(913)	(279)	—
Net income (loss)	54,854	(50,085)	(401,732)
Less: net (income) loss attributable to noncontrolling interests	(6,576)	7,860	63,048
Net income (loss) attributable to Select Energy Services, Inc.	$ 48,278	$ (42,225)	$ (338,684)
Net income (loss) per share attributable to common stockholders (Note 17):			
Class A—Basic	$ 0.51	$ (0.48)	$ (3.98)
Class B—Basic	$ —	$ —	$ —
Net income (loss) per share attributable to common stockholders (Note 17):			
Class A—Diluted	$ 0.50	$ (0.48)	$ (3.98)
Class B—Diluted	$ —	$ —	$ —

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss).	$ 54,854	$ (50,085)	$ (401,732)
Comprehensive income (loss)	54,854	(50,085)	(401,732)
Less: comprehensive (income) loss attributable to noncontrolling interests	(6,576)	7,860	63,048
Comprehensive income (loss) attributable to Select Energy Services, Inc.	$ 48,278	$ (42,225)	$ (338,684)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock					
Balance as of December 31, 2019	87,893,525	$ 879	16,221,101	$ 162	$ 914,699	$ 21,437	$ 937,177	$ 175,635	$ 1,112,812
ESPP shares issued	15,132	—			83	—	83	(7)	76
Equity-based compensation					4,856	—	4,856	908	5,764
Issuance of restricted shares	1,477,488	15			2,407	—	2,422	(2,422)	—
Exercise of restricted stock units	625				1	—	1	(1)	—
Repurchase of common stock	(2,199,824)	(22)			(12,270)	—	(12,292)	1,416	(10,876)
Restricted shares forfeited	(374,299)	(4)			(544)	—	(548)	548	—
Distributions to noncontrolling interests, net.								(162)	(162)
NCI income tax adjustment.					46	—	46	(46)	—
Net loss						(338,684)	(338,684)	(63,048)	(401,732)
Balance as of December 31, 2020	86,812,647	$ 868	16,221,101	$ 162	$ 909,278	$ (317,247)	$ 593,061	$ 112,821	$ 705,882
ESPP shares issued	10,518				59	—	59	(1)	58
Equity-based compensation					8,036	—	8,036	1,433	9,469
Issuance of restricted shares	2,154,897	22			2,162	—	2,184	(2,182)	2
Other.	738				5	—	5		5
Issuance of shares for acquisitions	5,713,968	57			32,598	—	32,655	(532)	32,123
Repurchase of common stock	(199,974)	(2)			(1,223)	—	(1,225)	19	(1,206)
Restricted shares forfeited	(319,874)	(3)			(332)	—	(335)	335	—
Distributions to noncontrolling interests, net.					(140)	—	(140)	(934)	(1,074)
NCI income tax adjustment.					21	—	21	(21)	—
Net loss						(42,225)	(42,225)	(7,860)	(50,085)
Balance as of December 31, 2021	94,172,920	$ 942	16,221,101	$ 162	$ 950,464	$ (359,472)	$ 592,096	$ 103,078	$ 695,174
ESPP shares issued	6,973				52	—	52	1	53
Equity-based compensation					13,395	—	13,395	2,175	15,570
Issuance of restricted shares	2,923,073	29			2,563	—	2,592	(2,592)	—
Stock options exercised.	70,000	1			583	—	584	24	608
Issuance of shares for acquisitions	15,247,832	152			135,538	—	135,690	5,269	140,959
Repurchase of common stock	(2,822,547)	(28)			(20,346)	—	(20,374)	(445)	(20,819)
Restricted shares forfeited	(208,723)	(2)			(184)	—	(186)	186	—
Distributions to noncontrolling interests					(1,943)	—	(1,943)		(1,943)
Contributions from noncontrolling interests								4,797	4,797
Purchase of noncontrolling interest					1,077	—	1,077	(389)	688
NCI income tax adjustment.					53	—	53	(53)	—
Dividend and distribution declared:									
Class A common stock ($0.05 per share).					(5,143)	—	(5,143)	(66)	(5,209)
Unvested restricted stock ($0.05 per share)					(194)	—	(194)	1	(193)
Class B common stock ($0.05 per share).								(811)	(811)
Net income						48,278	48,278	6,576	54,854
Balance as of December 31, 2022	109,389,528	$ 1,094	16,221,101	$ 162	$ 1,075,915	$ (311,194)	$ 765,977	$ 117,751	$ 883,728

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ 54,854	$ (50,085)	$ (401,732)
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Depreciation and amortization	115,716	92,458	101,672
(Gain) loss on disposal of property and equipment and divestitures	(2,192)	2,068	2,815
Equity in losses of unconsolidated entities	913	279	—
Bad debt expense (recovery)	2,023	(139)	6,373
Amortization of debt issuance costs	661	688	688
Inventory adjustments	(737)	239	852
Equity-based compensation	15,570	9,469	5,764
Impairment of goodwill and trademark	—	—	276,016
Impairment and abandonment of property and equipment	—	—	7,910
Bargain purchase gain	(13,352)	(18,985)	—
Unrealized loss (gain) on short-term investment	—	2,044	(1,799)
Other operating items, net	(1,989)	(1,795)	(407)
Changes in operating assets and liabilities			
Accounts receivable	(162,257)	(80,127)	142,873
Prepaid expenses and other assets	1,264	(15,108)	14,886
Accounts payable and accrued liabilities	22,757	42,746	(50,101)
Net cash provided by (used in) operating activities	33,231	(16,248)	105,810
Cash flows from investing activities			
Proceeds from sale of securities	—	730	—
Proceeds received from divestitures	1,700	—	197
Purchase of property and equipment	(71,884)	(39,994)	(21,239)
Investment in note receivable	—	(1,101)	(3,000)
Purchase of equity-method investments	(7,667)	(2,200)	—
Collection of note receivable	184	167	—
Distribution from cost method investment	60	180	200
Acquisitions, net of cash and restricted cash received	(6,959)	(34,740)	—
Proceeds received from sales of property and equipment	31,320	12,502	18,449
Net cash used in investing activities	(53,246)	(64,456)	(5,393)
Cash flows from financing activities			
Borrowings from revolving line of credit	143,000	—	—
Payments on revolving line of credit	(127,000)	—	—
Payments on current and long-term debt	(22,075)	—	—
Payments of finance lease obligations	(112)	(320)	(264)
Payment of debt issuance costs	(2,144)	—	—
Dividends paid	(6,020)	—	—
Proceeds from share issuance	53	58	76
Purchase of noncontrolling interests	(22,000)	—	—
(Distributions to) contributions from noncontrolling interests	(1,943)	(1,074)	354
Repurchase of common stock	(20,210)	(1,206)	(10,876)
Net cash used in financing activities	(58,451)	(2,542)	(10,710)
Effect of exchange rate changes on cash	(13)	8	64
Net (decrease) increase in cash and cash equivalents	(78,479)	(83,238)	89,771
Cash and cash equivalents, beginning of period	85,801	169,039	79,268
Cash and cash equivalents, end of period	$ 7,322	$ 85,801	$ 169,039
Supplemental cash flow disclosure:			
Cash paid for interest	$ 1,970	$ 1,488	$ 1,838
Cash refunds received for income taxes, net	$ (452)	$ (887)	$ (174)
Supplemental disclosure of noncash operating activities:			
Noncash settlement of accounts receivable	$ —	$ —	$ 1,578
Lease liabilities arising from obtaining right-of-use assets	$ 14,778	$ 8,665	$ 9,322
Supplemental disclosure of noncash investing activities:			
Issuance of shares for acquisitions	$ 133,646	$ 32,123	$ —
Conversion of notes receivable to equity-method investment	$ 4,442	$ —	$ —
Capital expenditures included in accounts payable and accrued liabilities	$ 17,789	$ 12,120	$ 5,733
Noncash proceeds received from sale of interest in a formerly consolidated joint venture	$ —	$ —	$ 367
Supplemental disclosure of noncash financing activities:			
Accrued contributions from noncontrolling interests	$ 4,797	$ —	$ —
Issuance of shares for NCI acquisitions	$ 7,313	$ —	$ —

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Description of the business: Select Energy Services, Inc. ("we," "Select Inc.," "Select" or "the Company") was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of common units ("SES Holdings LLC Units") in SES Holdings, LLC ("SES Holdings").

We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States ("U.S."). As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.

Class A and Class B common stock: As of December 31, 2022, the Company had both Class A and Class B common shares issued and outstanding. Holders of shares of our Class A common stock, par value $0.01 per share ("Class A common stock") and Class B common stock, par value $0.01 per share ("Class B common stock") are entitled to one vote per share and vote together as a single class on all matters presented to our stockholders for their vote or approval.

Exchange rights: Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the "SES Holdings LLC Agreement"), SES Legacy Holdings LLC ("Legacy Owner Holdco") and its permitted transferees have the right (an "Exchange Right") to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings' election, (i) shares of Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. has the right (the "Call Right") to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Basis of presentation: The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") and pursuant to the rules and regulations of the SEC. The consolidated financial statements include the accounts of the Company and all of its majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost-method or other appropriate basis as applicable. As of December 31, 2022, the Company had three equity method investments and one cost-method investment. The Company's investments are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When circumstances indicate that the fair value of its investment is less than its carrying value and the reduction in value is other than temporary, the reduction in value is recognized in earnings. Our investments in unconsolidated entities are summarized below and are included in the assets of our Water Services segment:

Type of Investment	Year attained	Accounting method	Balance Sheet Location	As of December 31, 2022	As of December 31, 2021
				(in thousands)	
20% minority interest	2011	Cost-method	Other long-term assets, net	$ 60	$ 120
Notes receivable (1)	2020	Amortized cost basis	Other long-term assets, net	—	4,446
21% minority interest (1) . . .	2021	Equity-method	Other long-term assets, net	4,686	—
40% minority interest (2) . . .	2021	Equity-method	Other long-term assets, net	4,985	1,779
48% minority interest (3) . . .	2021	Equity-method	Other long-term assets, net	3,446	142

(1) Investment in notes receivable converted to equity-method investment during the year ended December 31, 2022.
(2) Ownership percentage increased during the year ended December 31, 2022 due to additional contributions. Minority interest was 33% as of December 31, 2021.
(3) Ownership percentage increased during the year ended December 31, 2022 due to additional contributions. Minority interest was 45% as of December 31, 2021.

Dividends: On October 27, 2022, our board of directors declared a quarterly cash dividend of $0.05 per share of Class A common stock which was paid during the fourth quarter. A distribution of $0.05 per unit was also approved for those holders of units of SES Holdings, LLC, who also hold an equal number of shares of Class B common stock of the Company, which was subject to the same payment and record dates. During the fourth quarter, the Company paid $5.2 million in dividends accounted for as a reduction to additional paid in capital and noncontrolling interests and $0.8 million of distributions accounted for as a reduction to noncontrolling interests. As of December 31, 2022, the Company had $0.2 million dividends payable included in accrued expenses and other current liabilities in connection with unvested restricted stock awards. All future dividend payments are subject to quarterly review and approval by the board of directors.

Segment reporting: The Company has three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's reportable segments are Water Services, Water Infrastructure, and Oilfield Chemicals.

The Water Services segment consists of the Company's services businesses, including water transfer, flowback and well testing, fluids hauling, water monitoring water containment and water network automation, primarily serving exploration and production ("E&P") companies. Additionally, this segment includes the operations of our accommodations and rentals business.

The Water Infrastructure segment consists of the Company's infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions, and our produced water gathering systems and saltwater disposal wells, as well as solids disposal facilities, primarily serving E&P companies.

The Oilfield Chemicals segment provides technical solutions, products and expertise related to chemical applications in the oil and gas industry. We develop, manufacture, manage logistics and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, pipelines and well completions for customers ranging from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

Reclassifications: Certain reclassifications have been made to the Company's prior period consolidated financial information to conform to the current year presentation. These presentation changes did not impact the Company's consolidated net income, consolidated cash flows, total assets, total liabilities or total stockholders' equity.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, inventory reserve, income taxes, self-insurance liabilities, share-based compensation, contingent liabilities, lease-related reasonably certain option exercise assessments, and the incremental borrowing rate for leases. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable: Accounts receivable are stated at the invoiced amount, or the earned but not yet invoiced amount, net of an allowance for credit losses.

Allowance for credit losses: The Company's allowance for credit losses relates to trade accounts receivable. The Company treats trade accounts receivable as one portfolio and records an initial allowance calculated as a percentage of revenue recognized based on a combination of historical information and future expectations. Additionally, the Company adjusts this allowance based on specific information in connection with aged receivables. Historically, most bad debt has been incurred when a customer's financial condition significantly deteriorates, which in some cases leads to bankruptcy. Market volatility is highly uncertain and, as such, the impact on expected losses is subject to significant judgment and may cause variability in the Company's allowance for credit losses in future periods.

The change in the allowance for credit losses is as follows:

	For the year ended December 31,		
	2022	2021	2020
	(in thousands)		
Balance at beginning of year	$ 4,401	$ 9,157	$ 5,773
Increase to allowance based on a percentage of revenue	2,750	1,477	1,212
Adjustment based on aged receivable analysis	(801)	(1,444)	5,161
Charge-offs	(1,562)	(4,793)	(3,003)
Recoveries	130	4	14
Balance at end of year	$ 4,918	$ 4,401	$ 9,157

Concentrations of credit and customer risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The amounts held in financial institutions periodically exceed the federally insured limit. Management believes that the financial institutions are financially sound and the risk of loss is minimal. The Company minimizes its exposure to counterparty credit risk by performing credit evaluations and ongoing monitoring of the financial stability of its customers. There were no customers that accounted for more than 10% of the Company's consolidated revenues or receivables for the years ended December 31, 2022, 2021 and 2020, respectively.

Inventories: The Company values its inventories at lower of cost or net realizable value. Inventory costs are determined under the weighted-average method. Inventory costs primarily consist of chemicals and materials available for resale and parts and consumables used in operations.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation.

Depreciation (and amortization of finance lease assets) is calculated on a straight-line basis over the estimated useful life of each asset as noted below:

Asset Classification	Useful Life (years)
Land	Indefinite
Buildings and leasehold improvements	30 or lease term
Vehicles and equipment	4 - 7 or lease term
Machinery and equipment	2 - 12
Pipelines	15
Computer equipment and software	3 - 4 or lease term
Office furniture and equipment	7
Gathering and disposal infrastructure	7 - 10

Depreciation expense related to the Company's property and equipment, including amortization of property under finance leases, was $103.3 million, $81.6 million and $90.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Change in depreciable lives of property and equipment: In accordance with its policy, the Company reviews the estimated useful lives and estimated salvage values of its fixed assets on an ongoing basis.

Business Combinations: The Company records business combinations using the acquisition method of accounting. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill and the excess of the fair value over the purchase price is recorded as a bargain purchase gain. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.

Goodwill and other intangible assets: Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Impairment of goodwill, long-lived assets and intangible assets: Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability is measured by a comparison of its carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of its carrying value over the estimated fair value. The development of future cash flows and the estimate of fair value represent its best estimates based on industry trends and reference to market transactions and are subject to variability. The Company considers the factors within the fair value analysis to be Level 3 inputs within the fair value hierarchy. See "Note 4—Impairments and Other Costs" for further discussion.

The Company conducts its annual goodwill impairment tests in the fourth quarter of each year, and whenever impairment indicators arise, by examining relevant events and circumstances which could have a negative impact on its goodwill such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, acquisitions and divestitures and other relevant entity-specific events. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a quantitative impairment test for goodwill comparing the reporting unit's carrying value to its fair value. The Company's reporting units are based on its organizational and reporting structure. In determining fair values for the reporting units, the Company relies primarily on the income and market approaches for valuation. In the income approach, the Company discounts predicted future cash flows using a weighted-average cost of capital calculation based on publicly-traded peer companies. In the market approach, valuation multiples are developed from both publicly-traded peer companies as well as other company transactions. The cost approach, when used, considers replacement cost as the primary indicator of value.

If the fair value of a reporting unit is less than its carrying value, goodwill impairment is calculated by subtracting the fair value of the reporting unit from the carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of E&P activity of oil and gas companies, the Company's financial performance and trends and the Company's strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions, could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions. See "Note 4—Impairments and Other Costs" for further discussion.

Asset retirement obligations: The asset retirement obligation ("ARO") liability reflects the present value of estimated costs of plugging, site reclamation and similar activities associated with the Company's saltwater disposal wells. The Company utilizes current retirement costs to estimate the expected cash outflows for retirement obligations. The Company also estimates the productive life of the disposal wells, a credit-adjusted risk-free discount rate and an inflation factor in order to determine the current present value of this obligation. The Company's ARO liabilities are included in accrued expenses and other current liabilities and other long-term liabilities as of December 31, 2022, and 2021.

The change in asset retirement obligations is as follows:

	For the year ended December 31,	
	2022	2021
	(in thousands)	
Balance at beginning of year	$ 29,551	$ 999
Accretion expense, included in depreciation and amortization expense	1,115	208
Acquired AROs	15,879	30,672
Divested	(1,490)	(1,852)
Payments	(1,479)	(476)
Balance at end of year	$ 43,576	$ 29,551
Short-term ARO liability	4,065	4,888
Long-term ARO liability	39,511	24,663
Balance at end of year	$ 43,576	$ 29,551

In addition to the obligations described above, the Company may be obligated to remove facilities or perform other remediation upon retirement of certain other assets. However, the fair value of the asset retirement obligation cannot currently be reasonably estimated because the settlement dates are indeterminable. If applicable, the Company will record an asset retirement obligation for these assets in the periods in which settlement dates are reasonably determinable.

Retentions: The Company assumes risk of loss through deductibles and self-insured retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, vehicle liability and health insurance. The Company's exposure (i.e., the self-insured retention or deductible) per occurrence is $0.5 million for general liability, $0.25 million for workers' compensation and employer's liability, $0.25 million for auto liability and $0.3 million for health insurance. We also have an excess loss policy over these coverages with a limit of $100.0 million in the aggregate. Management regularly reviews its estimates of reported and unreported claims and provide for losses through reserves. As of December 31, 2022, the Company estimated the range of exposure to be from $15.3 million to $18.4 million for worker's compensation and auto liability claims and have recorded liabilities of $16.6 million, which represents management's best estimate of probable loss related to these claims. Additionally, accrued health insurance and accrued general liabilities were $7.2 million and $0.5 million as of December 31, 2022, respectively. These liabilities are included in accrued insurance and other long-term liabilities depending on whether they are short or long-term in nature.

Defined Contribution Plan: The Company sponsors a defined contribution 401(k) Profit Sharing Plan (the "401(k) Plan") for the benefit of substantially all employees of the Company. The 401(k) Plan allows eligible employees to make tax-deferred contributions, not to exceed annual limits established by the Internal Revenue Service. The Company formerly matched contributions of 100% of employee contributions, up to 4% of compensation with immediate vesting for existing employees. The vesting schedule for new hires is 25% for the first year, 50% for the second year, 75% for the third year and 100% for the fourth year.

During the year ended December 31, 2020, due to worsening economic conditions, the Company suspended the match of its 401(k) Plan and the suspension continued into the first half of 2021. Effective July 1, 2021, the Company reinstated matching contributions of 50% of employee contributions, up to 4% of eligible earnings. Effective October 1, 2022, the Company reinstated matching contribution of 100% of employee contributions, up to 4% of eligible earnings. The Company's costs related to the 401(k) Plan match were $3.1 million, $0.1 million and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

Payroll Tax Deferral: During the year ended December 31, 2020, the Company took advantage of the employer payroll tax deferral provision in the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and deferred the payment of $6.0 million of payroll taxes. Half of the deferral was paid during the fourth quarter of 2021 with the balance paid during the fourth quarter of 2022.

Revenue recognition: The Company follows ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. See "Note 5—Revenue" for further detail on applying this standard. The Company uses the five step process to recognize revenue which entails (i) identifying contracts with customers; (ii) identifying the performance obligations in each contract; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations; and (v) recognizing revenue as we satisfy performance obligations. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services transferred to the customer. Revenue from the Company's Water Services and Water Infrastructure segments is typically recognized over the course of time, whereas revenue from the Company's Oilfield Chemicals segment is typically recognized upon change in control. Revenue generated by each of the Company's revenue streams are outlined as follows:

Water Services and Water Infrastructure—The Company provides water-related services to customers, including the sourcing and transfer of water, the containment of fluids, measuring and monitoring of water, the filtering and treatment of fluids, well testing and handling, transportation and recycling or disposal of fluids. The Company recognizes revenue as services are performed.

The Company's agreements with its customers are often referred to as "price sheets" and sometimes provide pricing for multiple services. However, these agreements generally do not authorize the performance of specific services or provide for guaranteed throughput amounts. As customers are free to choose which services, if any, to use based on the Company's price sheet, the Company prices its separate services on the basis of their standalone selling prices. Customer agreements generally do not provide for performance-, cancellation-, termination-, or refund-type provisions. Services based on price sheets with customers are generally performed under separately-issued "work orders" or "field tickets" as services are requested. Multiple service lines of the Company's Water Services and Water Infrastructure segments are sometimes part of the same arrangement. In these instances, revenue for the applicable service lines are recognized concurrently when delivered. Additionally, asset rentals are recognized on a straight-line basis.

Oilfield Chemical Product Sales—The Company develops, manufactures and markets a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the U.S. The Company also provides production chemicals solutions, which are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services.

Oilfield Chemicals products are generally sold under sales agreements based upon purchase orders or contracts with customers that do not include right of return provisions or other significant post-delivery obligations. The Company's products are produced in a standard manufacturing operation, even if produced to the customer's specifications. The prices of products are fixed and determinable and are established in price lists or customer purchase orders. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured and delivery occurs as directed by the customer.

Equity-based compensation: The Company accounts for equity-based awards for restricted stock awards, restricted stock units, and stock-settled appreciation awards by measuring the awards at the date of grant and recognizing the grant-date fair value as an expense using either straight-line or accelerated attribution, depending on the specific terms of the award agreements over the requisite service period, which is usually equivalent to the vesting period. The Company expenses awards with graded-vesting service conditions on a straight-line basis and accounts for forfeitures as they occur. The Company accounts for performance share units by remeasuring the awards at the end of each reporting period based on the period-end closing share price, factoring in the percentage expected to vest, and the percentage of the service period completed.

Fair value measurements: The Company measures certain assets and liabilities pursuant to accounting guidance, which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based upon the Company's own judgment and assumptions used to measure assets and liabilities at fair value. See "Note 13—Fair Value Measurement" for further discussion.

Income taxes: Select Inc. is subject to U.S. federal, foreign and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Select Inc. recognizes a tax liability on its allocable share of SES Holdings' taxable income. The state of Texas includes in its tax system a franchise tax applicable to the Company and an accrual for franchise taxes is included in the financial statements when appropriate.

The Company and its subsidiaries account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards

Codification ("ASC") 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The determination of the provision for income taxes requires significant judgment, use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of tax expense. The Company identified no material uncertain tax positions as of December 31, 2022, 2021 and 2020. See "Note 15—Income Taxes" for further discussion.

Recent accounting pronouncement: In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company beginning in the first quarter of 2023, but early adoption is permitted. The Company early adopted ASU 2021-08 prospectively during the year ended December 31, 2022. The adoption of ASU 2021-08 had no impact on the accompanying consolidated financial statements.

NOTE 3—ACQUISITIONS

Business combinations

The following table presents key information connected with our 2022 and 2021 acquisitions (dollars in thousands, except share amounts):

Assets and Operations Acquired	Acquisition Date	Shares Issued	Cash Consideration	Acquisition related costs for Asset Acquisition	Contingent Consideration	Value of Shares Issued	Total Consideration	Segments
Asset Acquisition	December 2, 2022	— $	6,000 $	100 $	— $	— $	6,100	Water Infrastructure
Noncontrolling Interests in Big Spring Recycling System.	December 2, 2022	910,612	22,000	—	—	7,313	29,313	Water Infrastructure
Breakwater.	November 1, 2022	9,181,144	16,701	—	—	88,598	105,299	Water Services & Water Infrastructure
Cypress	November 1, 2022	952,753	—	—	—	9,194	9,194	Water Infrastructure
Nuverra	February 23, 2022	4,203,323	—	—	—	35,854	35,854	Water Services & Water Infrastructure
HB Rentals.	December 3, 2021	1,211,375	2,610	—	—	7,135	9,745	Water Services
Agua Libre and Basic	October 1, 2021	902,593	16,394	—	—	4,684	21,078	Water Services & Water Infrastructure
UltRecovery	August 2, 2021	—	2,500	—	1,058	—	3,558	Oilfield Chemicals
Complete	July 9, 2021	3,600,000	14,356	—	—	20,304	34,660	Water Services & Water Infrastructure
Total		20,961,800 $	80,561 $	100 $	1,058 $	173,082 $	254,801	

Breakwater Acquisition

On November 1, 2022, the Company completed the acquisition of Breakwater Energy Services, LLC. ("Breakwater") in a stock-for-stock transaction for total consideration of $105.3 million based on the closing price of the

Company's shares of Class A common stock on October 31, 2022 (the "Breakwater Acquisition"). The consideration transferred consisted of 9,181,144 shares of Class A common stock, $10.5 million of debt that was paid off at closing as part of consideration exchanged, $3.8 million in change-of-control payments and $2.4 million in seller transaction costs. The acquisition strengthened Select's geographic footprint with a unique set of water logistics and infrastructure assets, particularly in the Permian region.

The Breakwater Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. The Company has engaged third-party valuation experts to assist in the purchase price allocation. These estimates, judgments and assumptions and valuation of the property and equipment acquired, intangible assets, current assets, current liabilities and long-term liabilities have not been finalized as of December 31, 2022. The business combination accounting is preliminary due to the continuing efforts to validate the working capital acquired, the existence and condition of the property and equipment acquired as well as the value assigned to the intangible assets. The assets acquired and liabilities assumed are included in the Company's Water Services and Water Infrastructure segments. For the year ended December 31, 2022, the Company expensed $2.9 million of transaction-related costs which are included in selling, general and administrative within the consolidated statement of operations.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Preliminary purchase price allocation	Amount
Consideration transferred	
Class A common stock (9,181,144 shares)	$ 88,598
Cash paid	16,701
Total consideration transferred	105,299
Less: identifiable assets acquired and liabilities assumed	
Working capital	22,633
Property and equipment	78,912
Right-of-use assets	180
Customer relationships	35,558
Other long-term assets	120
Long-term debt	(1,979)
Long-term lease liabilities	(125)
Noncontrolling interest	(30,000)
Total identifiable net assets acquired	105,299
Fair value allocated to net assets acquired	$ 105,299

Big Spring Recycling System Noncontrolling Interests

In connection with Select's acquisition of Breakwater on November 1, 2022, Select acquired all noncontrolling interests in the Big Spring Recycling System ("BSRS") on December 2, 2022. BSRS includes significant pipeline, storage, recycling and disposal infrastructure assets in the Midland Basin. The consideration paid included $7.3 million based on the closing price of the Company's shares of Class A common stock on December 1, 2022, and $22.0 million in cash for total consideration of $29.3 million. The consideration transferred included 910,612 shares of Class A common stock. This equity transaction enabled Select to simplify the BSRS operations and decision-making processes and provided potential revenue and cost synergies. This transaction was accounted for primarily as a reduction of noncontrolling interests.

Asset Acquisition

On December 2, 2022, Select acquired certain assets and revenue-producing contracts in the Midland Basin from an entity for $6.1 million inclusive of $0.1 million of acquisition-related costs. The asset acquisition allocation was

$3.9 million in property and equipment and $2.2 million in customer relationships. Many of the assets acquired are adjacent to the BSRS, with connectivity into the BSRS providing future revenue and cost synergies.

Cypress Acquisition

On November 1, 2022, the Company completed the acquisition of certain saltwater disposal assets from Cypress Environmental Solutions, LLC ("Cypress") for total consideration of $9.2 million based on the closing price of the Company's shares of Class A common stock on October 31, 2022 (the "Cypress Acquisition"). The consideration transferred consisted of 952,753 shares of Class A common stock. The acquired Cypress operations consist of eight saltwater disposal facilities with daily permitted capacity of 85,000 barrels per day across North Dakota. The acquisition strengthened Select's geographic footprint with a portfolio of strategic wastewater disposal facilities in the Bakken region, with the majority of Cypress's volumes being delivered through high volume contracted gathering pipeline infrastructure.

The Cypress Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. These estimates, judgments and assumptions and valuation of the property and equipment acquired, current assets, current liabilities and long-term liabilities have not been finalized as of December 31, 2022. The assets acquired and liabilities assumed are included in the Company's Water Infrastructure segment. For the year ended December 31, 2022, the Company expensed $0.5 million of transaction-related costs which are included in selling, general and administrative within the consolidated statement of operations.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Preliminary purchase price allocation	Amount
Consideration transferred	
Class A common stock (952,753 shares)	$ 9,194
Total consideration transferred	9,194
Less: identifiable assets acquired and liabilities assumed	
Working capital	(42)
Property and equipment	8,192
Customer relationships	3,894
Long-term ARO	(2,850)
Total identifiable net assets acquired	9,194
Fair value allocated to net assets acquired	$ 9,194

Nuverra Acquisition

On February 23, 2022, the Company completed the acquisition of Nuverra Environmental Solutions, Inc. ("Nuverra") for total consideration of $35.9 million based on the closing price of the Company's shares of Class A common stock on February 23, 2022 (the "Nuverra Acquisition"). The consideration transferred consisted of 4,203,323 shares of Class A common stock. The acquisition strengthened Select's geographic footprint with a unique set of water logistics and infrastructure assets, particularly in the Bakken, Haynesville and Northeast, while continuing to expand Select's production-related revenues. Select also acquired a 60-mile underground twin pipeline network in the Haynesville Shale in Texas and Louisiana. This pipeline network is used for the collection of produced water for transport to interconnected disposal wells and the delivery or re-delivery of water from water sources to operator locations for use in well completion activities. Additionally, Nuverra operates a landfill facility in North Dakota located on a 50-acre site. The facility provides a unique opportunity for Select to expand its logistics capabilities into a new service offering. The acquisition resulted in a bargain purchase gain, as Nuverra was experiencing financial distress and actively evaluating strategic alternatives leading up to the transaction.

The Nuverra Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. The Company engaged third-party valuation experts to assist in the purchase price allocation. These estimates, judgments and assumptions and valuation of the property and equipment acquired, current assets, current liabilities and long-term liabilities have been finalized as of December 31, 2022. The Nuverra debt, including accrued interest, totaled $18.8 million, and was repaid during the year ended December 31, 2022, after the acquisition was completed. The assets acquired and liabilities assumed are included in the Company's Water Services and Water Infrastructure segments. The Company incurred $4.1 million and $1.0 million of transaction-related costs related to this acquisition during the year ended December 31, 2022, and during the year ended December 31, 2021, respectively, and such costs are included in selling, general and administrative within the consolidated statements of operations.

The Company assumed $1.6 million of severance liabilities in connection with the Nuverra acquisition and less than $0.1 million is included in accrued salaries and benefits as December 31, 2022.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Purchase price allocation	Amount
Consideration transferred	
Class A common stock (4,203,323 shares)	$ 35,854
Total consideration transferred	35,854
Less: identifiable assets acquired and liabilities assumed	
Working capital	6,893
Property and equipment	65,780
Right-of-use assets	2,931
Other long-term assets	100
Long-term debt	(18,780)
Long-term ARO	(12,980)
Other long-term liabilities	(1,439)
Total identifiable net assets acquired	42,505
Bargain Purchase Gain	(6,651)
Fair value allocated to net assets acquired, net of bargain purchase gain	$ 35,854

HB Rentals Acquisition

On December 3, 2021, the Company, through its subsidiary Peak Oilfield Services, LLC, completed the acquisition of certain assets of H.B. Rentals, L.C. ("HB Rentals"), an operating subsidiary of Superior Energy Services, Inc. ("Superior") for total initial consideration of $8.7 million based on the closing price of the Company's shares of Class A common stock on December 2, 2021 (the "HB Rentals Acquisition"). The consideration transferred consisted of 1,211,375 shares of Class A common stock and $1.5 million in cash. The Company paid $1.1 million on April 1, 2022, representing the final working capital settlement. The Company acquired the U.S. onshore assets of HB Rentals, including working capital. This acquisition strengthened the Company's accommodations and rentals footprint in the Permian, Haynesville, MidCon, Northeast and Rockies regions and added revenue-producing fixed assets, including a significant number of skid houses and trailer houses. The acquisition resulted in a bargain purchase gain in part due to the seller recently emerging from bankruptcy and deciding to divest domestic assets and operations and focus on international operations.

The HB Rentals Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. These estimates, judgments and assumptions and valuation of the property and equipment acquired, current assets, current liabilities and long-term liabilities were finalized as of June 30, 2022. The assets acquired and liabilities assumed are included in the Company's Water Services segment. The Company incurred $0.1 million and less than $0.1 million of transaction-related costs related to this acquisition during the year ended December 31, 2022, and during the year ended December 31, 2021, respectively, and such costs are included in selling, general and administrative within the consolidated statements of operations.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Purchase price allocation	As Reported as of December 31, 2021		Current Year Adjustment		Amount	
Consideration transferred			(in thousands)			
Class A common stock (1,211,375 shares)	$	7,135	$	—	$	7,135
Cash paid		1,526		—		1,526
Final working capital settlement		—		1,084		1,084
Total consideration transferred		8,661		1,084		9,745
Less: identifiable assets acquired and liabilities assumed						
Working capital		29		880		909
Property and equipment		14,091		929		15,020
Right-of-use assets		1,316		—		1,316
Long-term lease liabilities		(835)		—		(835)
Total identifiable net assets acquired		14,601		1,809		16,410
Bargain Purchase Gain		(5,940)		(725)		(6,665)
Fair value allocated to net assets acquired, net of bargain purchase gain	$	8,661	$	1,084	$	9,745

Agua Libre Midstream and water-related assets from Basic Energy Services Acquisition

On October 1, 2021, the Company completed the acquisition of certain assets of Agua Libre Midstream, LLC ("Agua Libre") and other water-related assets, operations and assumed liabilities from Basic Energy Services, Inc. ("Basic") for total initial consideration of $21.1 million based on the closing price of the Company's shares of Class A common stock on September 30, 2021 (the "Agua Libre and Basic Acquisition"). The consideration transferred consisted of 902,593 shares of Class A common stock and $16.4 million in cash. The Company acquired substantially all of the water-related assets and ongoing operations of Agua Libre and Basic, including working capital. With this acquisition, the Company acquired a solid production services footprint in Texas, New Mexico, Oklahoma and North Dakota, as well as more than 550,000 barrels per day of permitted disposal capacity. The acquisition resulted in a bargain purchase gain as the seller was distressed and decided to divest its assets and operations to multiple buyers as operations were wound down and the business was shuttered.

The Agua Libre and Basic Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. The Company also engaged third-party valuation experts to assist in the purchase price allocation. These estimates, judgments and assumptions and valuation of the property and equipment acquired, current assets, current liabilities and long-term liabilities were finalized as of September 30, 2022. The assets acquired and liabilities assumed are included in the Company's Water Services and Water Infrastructure segments. The Company incurred $0.7 million and $2.2 million of transaction-related costs related to this acquisition during the year ended December 31, 2022, and during the year ended December 31, 2021, respectively, and such costs are included in selling, general and administrative within the consolidated statements of operations.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Purchase price allocation	As Reported as of December 31, 2021	Current Year Adjustment	Amount
Consideration transferred		(in thousands)	
Class A common stock (902,593 shares)	$ 4,684	$ —	$ 4,684
Cash paid	16,394	—	16,394
Total consideration transferred	21,078	—	21,078
Less: identifiable assets acquired and liabilities assumed			
Working capital	(506)	37	(469)
Property and equipment	41,000	6,330	47,330
Right-of-use assets	309	—	309
Long-term ARO	(15,810)	—	(15,810)
Long-term lease liabilities	(281)	10	(271)
Total identifiable net assets acquired	24,712	6,377	31,089
Bargain Purchase Gain	(3,634)	(6,377)	(10,011)
Fair value allocated to net assets acquired, net of bargain purchase gain	$ 21,078	$ —	$ 21,078

UltRecovery Acquisition

On August 2, 2021, the Company acquired substantially all of the assets of UltRecovery Corporation ("UltRecovery"), a provider of sustainable production enhancement applications focused on existing conventional and unconventional oil and gas wells (the "UltRecovery Acquisition"). The Company paid consideration of $2.5 million at closing, and the selling shareholders may earn contingent consideration in the form of an earn-out. The maximum earn-out is $1.6 million, dependent on revenue generated in the first and second 12-month periods following the acquisition, beginning on October 1, 2021. The estimated liability of the earn-out was zero and $1.1 million as of the years ended December 31, 2022 and December 31, 2021, respectively and was recorded in other long-term liabilities on the December 31, 2021 consolidated balance sheet. This acquisition expanded our chemical solution offerings through a patented platform of sustainable novel biotechnologies designed to uplift production decline curves and increase recoverable reserves.

The UltRecovery Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired, management made estimates, judgments and assumptions. These estimates, judgments and assumptions and valuation of the inventory, property and equipment and intellectual property acquired were finalized as of December 31, 2021. The assets acquired are included in the Company's Oilfield Chemicals segment.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired as of the date of acquisition:

Purchase price allocation	Amount
Consideration transferred and estimated earn-out liability	(in thousands)
Cash paid	$ 2,500
Estimated earn-out liability assumed	1,058
Total purchase price	3,558
Less: identifiable assets acquired	
Inventory	13
Property and equipment	514
Patents and other intellectual property	3,031
Total identifiable net assets acquired	3,558
Fair value allocated to net assets acquired	$ 3,558

Complete Energy Services Acquisition

On July 9, 2021, the Company completed the acquisition (the "Complete Acquisition") of Complete Energy Services, Inc. ("Complete"), an operating subsidiary of Superior Energy Services, Inc. ("Superior") for initial consideration of $34.5 million based on the closing price of the Company's shares of Class A common stock on July 9, 2021. The consideration transferred consisted of 3.6 million shares of Class A common stock and $14.2 million in cash. In October 2021, the Company paid $0.2 million related to the settlement of the working capital which resulted in a final purchase price of $34.7 million. The Company acquired substantially all of the water-related assets, liabilities and ongoing operations of Complete as well as Superior's well testing operations, including working capital. Superior retained certain non-core and non-water-related assets that were part of Complete as part of the transaction. This acquisition expanded the Company's water-related services and infrastructure footprint and strengthened the geographic footprint, particularly in the Mid-Continent, Permian and Rockies. The acquisition resulted in a bargain purchase gain in part due to the seller recently emerging from bankruptcy and deciding to divest domestic assets and operations and focus on international operations.

The Complete Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. The Company also engaged third-party valuation experts to assist in the purchase price allocation. These estimates, judgments and assumptions and valuation of the property and equipment acquired, current assets, current liabilities and long-term liabilities were finalized as of June 30, 2022. The assets acquired and liabilities assumed are included in the Company's Water Services and Water Infrastructure segments. The Company incurred $0.4 million and $1.2 million of transaction-related costs related to this acquisition during the year ended December 31, 2022, and during the year ended December 31, 2021, respectively, and such costs are included in selling, general and administrative within the consolidated statements of operations.

The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed as of the date of acquisition:

Purchase price allocation	As Reported as of December 31, 2021		Current Year Adjustment		Amount	
Consideration transferred			(in thousands)			
Class A common stock (3,600,000 shares)	$	20,304	$	—	$	20,304
Cash paid		14,356		—		14,356
Total consideration transferred		34,660		—		34,660
Less: identifiable assets acquired and liabilities assumed						
Working capital		15,783		(200)		15,583
Property and equipment		36,761		(201)		36,560
Right-of-use assets		3,331		—		3,331
Other long-term assets		24		—		24
Long-term ARO		(9,800)		—		(9,800)
Long-term lease liabilities		(2,028)		—		(2,028)
Total identifiable net assets acquired		44,071		(401)		43,670
Bargain Purchase Gain		(9,411)		401		(9,010)
Fair value allocated to net assets acquired, net of bargain purchase gain	$	34,660	$	—	$	34,660

NOTE 4—IMPAIRMENTS AND OTHER COSTS

Significant challenges that emerged during the year ended December 31, 2020 had a negative impact on our results of operations. The COVID-19 pandemic caused a worldwide slowdown in economic activity, resulting in a sharp decline in global oil and natural gas demand and therefore, lower oil and natural gas prices. Reduced demand for our services had a material, negative impact on our financial results for the year ended December 31, 2020. As a result of the downturn in our business, we recorded impairment expenses in the second quarter of 2020 to goodwill, property and equipment and other intangible assets.

A summary of impairments to goodwill and trademark for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year ended December 31,		
	2022	2021	2020
		(in thousands)	
Impairment of goodwill and trademark			
Water Services	$ —	$ —	$ 186,468
Water Infrastructure	—	—	80,466
Oilfield Chemicals	—	—	9,082
Total impairment of goodwill and trademark	$ —	$ —	$ 276,016

For a discussion of the impairments to goodwill and trademark, See "Note 9—Goodwill and Other Intangible Assets."

A summary of impairments to and abandonment of property and equipment for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year ended December 31,		
	2022	2021	2020
		(in thousands)	
Impairment and abandonment of property and equipment			
Water Services	$ —	$ —	$ 3,894
Water Infrastructure	—	—	4,016
Total impairment and abandonment of property and equipment	$ —	$ —	$ 7,910

For the year ended December 31, 2020, impairment and abandonment costs of $7.9 million were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and freshwater wells and obsolete machinery and equipment.

A summary of severance, yard closure, and lease abandonment costs for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year ended December 31,		
	2022	2021	2020
	(in thousands)		
Severance			
Costs of revenue - Water services	$ —	$ —	$ 2,929
Costs of revenue - Water infrastructure	—	—	452
Costs of revenue - Oilfield chemicals	—	—	626
Selling, general and administrative	—	3,225	3,161
Total severance expense	$ —	$ 3,225	$ 7,168
Yard closure costs			
Water Services	$ —	$ —	$ 2,645
Oilfield Chemicals	—	—	316
Total yard closure costs	$ —	$ —	$ 2,961
Lease abandonment costs			
Water Services	$ 414	$ 888	$ 4,321
Water Infrastructure	(42)	1	51
Oilfield Chemicals	60	—	42
Other	17	5	(64)
Total lease abandonment costs	$ 449	$ 894	$ 4,350

During the year ended December 31, 2021, the Company incurred $3.2 million of severance cost in connection with the termination of its former chief executive officer, which was paid in full during 2021.

During the year ended December 31, 2020, the Company recorded exit-disposal costs including $7.2 million of severance costs, with $0.6 million of accrued severance as of December 31, 2020 recorded as accrued salary and benefits on the accompanying consolidated balance sheets, $3.0 million in yard closure costs recognized within costs of revenue on the accompanying consolidated statements of operations with $0.1 million accrued yard closure costs as of December 31, 2020, recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets, and $4.4 million of lease abandonment costs. The remaining $0.1 million of accrued yard closure costs was paid in 2021, and the Company continues to make lease payments in connection with abandoned leases over the life of the lease.

NOTE 5—REVENUE

The Company follows ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, for most revenue recognition, which provides a five-step model for determining revenue recognition for arrangements that are within the scope of the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model only to contracts when it is probable that we will collect the consideration the Company is entitled to in exchange for the goods or services the Company transfers to the customer. The accommodations and rentals revenue continues to be guided by ASC 842 – *Leases,* which is discussed further below.

The following factors are applicable to all three of the Company's segments for the years 2022, 2021 and 2020, respectively:

- The vast majority of customer agreements are short-term, lasting less than one year.

- Contracts are seldom combined together as virtually all of our customer agreements constitute separate performance obligations. Each job is typically distinct, thereby not interdependent or interrelated with other customer agreements.

- Most contracts allow either party to terminate at any time without substantive penalties. If the customer terminates the contract, the Company is unconditionally entitled to the payments for the services rendered and products delivered to date.

- Contract terminations before the end of the agreement are rare.

- Sales returns are rare and no sales return assets have been recognized on the balance sheet.

- There are minimal volume discounts.

- There are no service-type warranties.

- There is no long-term customer financing.

- Taxes assessed by government authorities included on customer invoices are excluded from revenue.

In the Water Services and Water Infrastructure segments, performance obligations arise in connection with services provided to customers in accordance with contractual terms, in an amount the Company expects to collect. Services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenues are generated by services rendered and measured based on the output generated, which is usually simultaneously received and consumed by customers at their job sites. As a multi-job site organization, contract terms, including the pricing for the Company's services, are negotiated on a job site level on a per-job basis. Most jobs are completed in a short period of time, usually between one day and one month. Revenue is recognized as performance obligations are completed on a daily, hourly or per unit basis with unconditional rights to consideration for services rendered reflected as accounts receivable trade, net of allowance for credit losses. In cases where a prepayment is received before the Company satisfies its performance obligations, a contract liability is recorded in accrued expenses and other current liabilities. Final billings generally occur once all of the proper approvals are obtained. Mobilization and demobilization are factored into the pricing for services. Billings and costs related to mobilization and demobilization are not material for customer agreements that start in one period and end in another. As of December 31, 2022, the Company had sixteen contracts in place for these segments lasting over one year. As of December 31, 2022, the Company had no contract assets or contract liabilities. As of December 31, 2021, the Company had an $8.2 million contract liability recognized in other long-term liabilities in the accompanying consolidated balance sheets that was earned as revenue during 2022.

Accommodations and rentals revenue is included in the Water Services segment and the Company accounts for accommodations and rentals agreements as an operating lease. The Company recognizes revenue from renting equipment on a straight-line basis. Accommodations and rental contract periods are generally daily, weekly or monthly. The average lease term is less than three months and as of December 31, 2022, there were no material rental agreements in effect lasting more than one year. During 2022, 2021 and 2020, approximately $75.9 million, $31.4 million and $28.4 million of accommodations and rentals revenue was accounted for under ASC 842 lease guidance, with the remainder accounted for under ASC 606 revenue guidance.

In the Oilfield Chemicals segment, the typical performance obligation is to provide a specific quantity of chemicals to customers in accordance with the customer agreement in an amount the Company expects to collect.

Products and services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenue is recognized as the customer takes title to chemical products in accordance with the agreement. Products may be provided to customers in packaging or delivered to the customers' containers through a hose. In some cases, the customer takes title to the chemicals upon consumption from storage containers on their property, where the chemicals are considered inventory until customer usage. In cases where the Company delivers products and recognizes revenue before collecting payment, the Company usually has an unconditional right to payment reflected in accounts receivable trade, net of allowance for credit losses. Customer returns are rare and immaterial, and there were no material in-process customer agreements for this segment as of December 31, 2022 lasting greater than one year.

The following table sets forth certain financial information with respect to the Company's disaggregation of revenues by geographic location:

	Year ended December 31,		
	2022	2021	2020
	(in thousands)		
Geographic Region			
Permian Basin	$ 646,225	$ 371,067	$ 278,439
Rockies	155,854	78,189	37,517
Eagle Ford	152,467	99,656	69,440
Marcellus/Utica	140,859	62,508	54,473
Mid-Continent	119,753	64,912	56,687
Haynesville/E. Texas	103,056	74,797	73,116
Bakken	78,794	19,077	38,986
Eliminations and other regions	(9,588)	(5,586)	(3,553)
Total	$ 1,387,420	$ 764,620	$ 605,105

In the Water Services segment, the most recent top three revenue-producing regions are the Permian Basin, Marcellus/Utica and Rockies, which collectively comprised 69%, 69% and 62% of segment revenue for 2022, 2021 and 2020, respectively. In the Water Infrastructure segment, the most recent top three revenue-producing regions are the Permian Basin, Bakken and Haynesville/E. Texas, which collectively comprised 86%, 84% and 90% of segment revenue for 2022, 2021 and 2020, respectively. In the Oilfield Chemicals segment, the most recent top three revenue-producing regions are the Permian Basin, Rockies and Eagle Ford, which collectively comprised 77%, 65% and 60% of segment revenue for 2022, 2021 and 2020, respectively.

NOTE 6—LEASES

As of December 31, 2022, the Company was the lessee for 436 operating leases with durations greater than a year, 13 subleases, five finance leases, and is the lessor for two owned properties. Most of the operating leases either have renewal options of between one and five years or convert to month-to-month agreements at the end of the specified lease term. The Company acquired leases in connection with the acquisitions of Nuverra, Breakwater and Cypress which are reflected on the balance sheet as of December 31, 2022.

The Company's operating leases are primarily for (i) housing personnel for operations, (ii) operational yards for storing and staging equipment, (iii) vehicles and equipment used in operations, (iv) facilities used for back-office functions and (v) equipment used for back-office functions. The majority of the Company's long-term lease expenses are at fixed prices.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company has a significant number of short-term leases, including month-to-month agreements, some of which continue in perpetuity until the lessor or the Company terminates the lease agreement. The majority of the Company's lease expenses are in connection with short-term agreements, including expenses incurred hourly, daily, monthly and for other durations of time of one year or less. Due to the volatility of the price of a barrel of oil and the short-term nature of the vast majority of customer agreements, the Company must have flexibility to continuously scale operations at multiple locations. Consequently, the Company avoids committing to long-term agreements with numerous equipment rentals, vehicle fleet agreements and man-camp agreements, unless a business case supports a longer term agreement. Consequently, the Company's future lease commitments as of December 31, 2022 do not reflect all of the Company's short-term lease commitments.

Certain short-term and month-to-month vehicle and equipment leases have residual value guarantees if the Company decides to turn in vehicles and equipment before the end of the lease term. Vehicles and equipment turned in early result in sale proceeds, which have historically been equal to or greater than the residual value guarantees. There are no residual value guarantees if the vehicles or equipment is fully paid off.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company's leases do not provide a readily determinable implicit rate. Therefore, the Company estimates the incremental borrowing rate based on what it would pay to borrow on a collateralized basis, over a similar term based on information available at lease commencement.

The Company's lease arrangements may contain both lease and non-lease components. The Company has elected to combine and account for lease and non-lease components as a single lease component for its leases.

The Company's variable lease costs are comprised of variable royalties, variable common area maintenance, and variable reimbursement of lessor insurance and property taxes. Variable lease costs were $1.3 million, $1.3 million and $1.1 million during the years ended December 31, 2022, 2021 and 2020, respectively. Property tax expense of $0.8 million for each of the years ended December 31, 2022, 2021 and 2020 is included in variable lease costs, but excluded from the lease expense referenced in the table below.

The lease disclosures in this "Note 6—Leases" exclude revenue governed by the lease standard associated with the Company's accommodations and rentals business, as all customer agreements are short-term. See "Note 5—Revenue" for a comprehensive discussion on revenue recognition.

The financial impact of leases is listed in the tables below:

Balance Sheet	Classification	December 31, 2022	December 31, 2021
		(in thousands)	
Assets			
Right-of-use assets[1].	Long-term right-of-use assets	$ 47,662	$ 47,732
Finance lease assets	Property and equipment	23	134
Liabilities			
Operating lease liabilities — ST . .	Current operating lease liabilities	$ 17,751	$ 13,997
Operating lease liabilities — LT . .	Long-term operating lease liabilities	46,388	53,198
Finance lease liabilities — ST	Current portion of finance lease obligations	19	113
Finance lease liabilities — LT	Other long-term liabilities	5	24

(1)   Right-of-use asset impairment of $0.1 million, $0 and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, is recorded within lease abandonment costs in the accompanying consolidated statements of operations.

Statements of Operations and Cash Flows	Classification	Year ended December 31,					
		2022		**2021**		**2020**	
		(in thousands)					
Operating lease cost:							
Operating lease cost — fixed.....	Cost of revenue and Selling, general and administrative	$	13,975	$	13,762	$	19,968
Lease abandonment costs........	Lease abandonment costs		449		894		4,350
Short-term agreements:	Cost of revenue	$	96,182	$	54,301	$	44,062
Finance lease cost:							
Amortization of leased assets.....	Depreciation and amortization	$	110	$	230	$	314
Interest on lease liabilities	Interest expense, net		2		10		14
Lessor income:							
Sublease income	Cost of sales and lease abandonment costs	$	1,514	$	1,080	$	1,463
Lessor income	Cost of sales		317		335		350
Statement of cash flows							
Cash paid for operating leases	Operating cash flows	$	21,437	$	19,004	$	22,385
Cash paid for finance leases lease interest	Operating cash flows		2		10		14
Cash paid for finance leases......	Financing cash flows		112		320		264

Lease Term and Discount Rate	As of December 31, 2022	As of December 31, 2021
Weighted-average remaining lease term (years)		
Operating leases	4.9	5.9
Finance leases	1.2	1.0
Weighted-average discount rate		
Operating leases	4.3 %	4.6 %
Finance leases	4.0 %	3.4 %

The Company has the following operating and finance lease commitments as of December 31, 2022:

Period	Operating Leases[1]	Finance Leases	Total
		(in thousands)	
2023	$ 24,622	$ 20	$ 24,642
2024	15,095	5	15,100
2025	11,962	—	11,962
2026	10,030	—	10,030
2027	5,706	—	5,706
Thereafter	8,782	—	8,782
Total minimum lease payments	$ 76,197	$ 25	$ 76,222
Less reconciling items to reconcile undiscounted cash flows to lease liabilities:			
Short-term leases excluded from balance sheet	4,556	—	4,556
Imputed interest	7,502	1	7,503
Total reconciling items	12,058	1	12,059
Total liabilities per balance sheet	$ 64,139	$ 24	$ 64,163

(1) The table above excludes sublease and lessor income of $1.4 million during 2023, $1.0 million during 2024, $0.9 million during 2025, $0.7 million during 2026 and $0.1 million during 2027.

NOTE 7—INVENTORIES

Inventories, which are comprised of chemicals and raw materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows:

	As of December 31,	
	2022	2021
	(in thousands)	
Raw materials	$ 20,518	$ 20,396
Finished goods	20,646	24,060
Total	$ 41,164	$ 44,456

During the year ended December 31, 2022, the Company recorded net credits to the reserve for excess and obsolete inventory of $0.7 million. During the year ended December 31, 2021, the Company recorded charges to the reserve for excess and obsolete inventory of $0.2 million. Both credits and charges to the reserve for excess and obsolete inventory were recognized within costs of revenue on the accompanying consolidated statements of operations. The Company's inventory reserve was $3.1 million and $3.9 million as of the years ended December 31, 2022 and December 31, 2021, respectively. The reserve for excess and obsolete inventories is determined based on the Company's historical usage of inventory on hand, as well as future expectations, and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.

NOTE 8—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2022 and 2021:

	As of December 31,		
	2022		**2021**
	(in thousands)		
Machinery and equipment	$	675,505	$	626,633
Buildings and leasehold improvements.		145,223		108,177
Pipelines.		72,829		72,829
Gathering and disposal infrastructure		87,568		63,228
Vehicles and equipment		27,850		28,502
Land		24,159		16,873
Computer equipment and software		6,765		5,395
Office furniture and equipment		1,183		764
Machinery and equipment - finance lease.		519		544
Vehicles and equipment - finance lease.		58		324
Computer equipment and software - finance lease		56		412
Construction in progress.		42,290		19,834
		1,084,005		943,515
Less accumulated depreciation[(1)]		(584,451)		(551,727)
Total property and equipment, net.	$	499,554	$	391,788

(1) Includes $0.6 million and $1.1 million of accumulated depreciation related to finance leases as of December 31, 2022 and December 31, 2021, respectively.

Total depreciation and amortization expense related to property and equipment and finance leases presented in the table above, as well as amortization of intangible assets presented in "Note 9—Goodwill and Other Intangible Assets" is as follows:

	Year ended December 31,				
	2022		**2021**		**2020**
	(in thousands)				
Category					
Depreciation expense from property and equipment	$	103,141	$	81,381	$	89,848
Amortization expense from finance leases		110		230		314
Amortization expense from intangible assets		11,350		10,639		11,661
Accretion expense from asset retirement obligations		1,115		208		(151)
Total depreciation and amortization.	$	115,716	$	92,458	$	101,672

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See "Note 4—Impairments and Other Costs" for impairment and abandonment of property and equipment during the years ended December 31, 2022, 2021 and 2020.

During the year ended December 31, 2020, the Company sold the remaining Canadian assets that were previously designated as held for sale at a loss of $0.1 million recognized within (Losses) gains on sales of property, equipment and divestitures, net on the accompanying consolidated statements of operations.

NOTE 9—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs (see "Note 13—Fair Value Measurement"). During the first quarter of 2020, the Company had triggering events related to the significant adverse change to the demand for the Company's services in connection with a significant decline in the price of oil and the related global economic impacts resulting from the OPEC+ disputes as well as the COVID-19 pandemic. This included uncertainty regarding oil prices and the length of the recovery following the significant market disruption in the oil and gas industry. Given the volatile market environment at March 31, 2020, the Company utilized third-party valuation advisors to assist with these evaluations. These evaluations included significant judgment, including management's short-term and long-term forecast of operating performance, discount rates based on our weighted-average cost of capital, revenue growth rates, profitability margins, capital expenditures, the timing of future cash flows based on an eventual recovery of the oil and gas industry, and in the case of long-lived assets, the remaining useful life and service potential of the asset. The Company performed quantitative tests for reporting units in both the Water Services and Water Infrastructure segments using the income and market approaches, resulting in a full impairment to goodwill in both segments.

The changes in the carrying amounts of goodwill by reportable segment for the year ended December 31, 2022, 2021 and 2020 is as follows:

	Water Services	Water Infrastructure	Total
		(in thousands)	
Balance as of December 31, 2019	$ 186,468	$ 80,466	$ 266,934
2020 Impairment	(186,468)	(80,466)	(266,934)
Balance as of December 31, 2020	—	—	—
2021 Activity	—	—	—
Balance as of December 31, 2021	—	—	—
2022 Activity	—	—	—
Balance as of December 31, 2022	$ —	$ —	$ —

The components of other intangible assets as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022			As of December 31, 2021		
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
		(in thousands)			(in thousands)	
Definite-lived						
Customer relationships	$ 158,232	$ (48,123)	$ 110,109	$ 116,554	$ (38,371)	$ 78,183
Patents and other intellectual property	12,772	(5,701)	7,071	12,772	(4,313)	8,459
Other	2,803	(2,574)	229	2,803	(2,364)	439
Total definite-lived	173,807	(56,398)	117,409	132,129	(45,048)	87,081
Indefinite-lived						
Water rights	7,031	—	7,031	7,031	—	7,031
Trademarks	14,360	—	14,360	14,360	—	14,360
Total indefinite-lived	21,391	—	21,391	21,391	—	21,391
Total other intangible assets, net	$ 195,198	$ (56,398)	$ 138,800	$ 153,520	$ (45,048)	$ 108,472

Due to the triggering events discussed above, the Company also tested all intangible assets for impairment during the first quarter of 2020. These evaluations included significant judgment, including discount rates based on our weighted-average cost of capital and the royalty rate. This resulted in $9.1 million of impairment to trademarks using the relief-from-royalty method, which was recorded in the Oilfield Chemicals segment.

During the year ended December 31, 2022, the Company added $41.7 million in customer relationships in connection with the Breakwater, Cypress and asset acquisition adjacent to the BSRS facility. During the year ended December 31, 2021, the Company added $3.0 million in patents and other intellectual property in connection with the UltRecovery acquisition (See "Note 3—Acquisitions"). The weighted-average amortization period for customer relationships, patents and other intellectual property and other definite-lived intangible assets as of December 31, 2022 was 9.9 years, 5.5 years and 1.7 years, respectively.

The indefinite-lived water rights and trademarks are generally subject to renewal every five to ten years.

Amortization expense of $11.4 million, $10.6 million and $11.7 million was recorded for the years ended December 31, 2022, 2021 and 2020, respectively. Annual amortization of intangible assets for the next five years and beyond is as follows:

Year Ending December 31,	Amount
	(in thousands)
2023	$ 13,913
2024	13,990
2025	13,827
2026	13,739
2027	13,270
Thereafter	48,670
Total	$ 117,409

NOTE 10—DEBT

Sustainability-linked credit facility and revolving line of credit

On March 17, 2022 (the "Restatement Date"), SES Holdings and Select Energy Services, LLC ("Select LLC"), a wholly-owned subsidiary of SES Holdings, entered into a $270.0 million amended and restated senior secured sustainability-linked revolving credit facility (the "Sustainability-Linked Credit Facility"), by and among SES Holdings, as parent, Select LLC, as borrower, and certain of SES Holdings' subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the "Administrative Agent") (which amended and restated the Credit Agreement dated November 1, 2017 by and among SES Holdings, as parent, Select LLC, as borrower and certain of SES Holdings' subsidiaries, as guarantors, each of the lenders party thereto and the Administrative Agent (the "Prior Credit Agreement")). The Sustainability-Linked Credit Facility also has a sublimit of $40.0 million for letters of credit and $27.0 million for swingline loans, respectively. Subject to obtaining commitments from existing or new lenders, Select LLC has the option to increase the maximum amount under the senior secured credit facility by $135.0 million during the first three years following the Restatement Date.

The Sustainability-Linked Credit Facility permits extensions of credit up to the lesser of $270.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the Sustainability-Linked Credit Facility), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Sustainability-Linked Credit Facility), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Sustainability-Linked Credit Facility) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Sustainability-Linked Credit Facility) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Sustainability-Linked Credit Facility), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Sustainability-Linked Credit Facility), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Sustainability-Linked Credit Facility). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.

Borrowings under the Sustainability-Linked Credit Facility bear interest, at Select LLC's election, at either the (a) one- or three-month Term SOFR (as defined in the Sustainability-Linked Credit Facility) or (b) greatest of (i) the federal funds rate plus 0.5%, (ii) one-month Term SOFR plus 1% and (iii) the Administrative Agent's prime rate (the "Base Rate"), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Term SOFR loans ranges from 1.75% to 2.25% and the applicable margin for Base Rate loans ranges from 0.75% to 1.25%, in each case, depending on Select LLC's average excess availability under the Sustainability-Linked Credit Facility, as set forth in the table below. During the continuance of a bankruptcy event of default, automatically, and during the continuance of any other default, upon the Administrative Agent's or the required lenders' election, all outstanding amounts under the Sustainability-Linked Credit Facility will bear interest at 2.00% plus the otherwise applicable interest rate. The Sustainability-Linked Credit Facility is scheduled to mature on the fifth anniversary of the Restatement Date.

Level	Average Excess Availability	Base Rate Margin	SOFR Margin
I	< 33.33% of the commitments.	1.25%	2.25%
II	< 66.67% of the commitments and ≥ 33.33% of the commitments . . .	1.00%	2.00%
III	≥ 66.67% of the commitments.	0.75%	1.75%

Level	Average Revolver Usage	Unused Line Fee Percentage
I	≥ 50% of the commitments	0.250%
II	< 50% of the commitments	0.375%

Under the Sustainability-Linked Credit Facility, the interest rate margin and the facility fee rates are also subject to adjustments based on Select LLC's performance of specified sustainability target thresholds with respect to (i) total recordable incident rate, as the Employee Health and Safety Metric and (ii) barrels of produced water recycled at permanent or semi-permanent water treatment and recycling facilities owned or operated, as the Water Stewardship Metric, in each case, subject to limited assurance verification by a qualified independent external reviewer. The adjustment for the interest rate margin is a range of plus and minus 5.0 basis points and the adjustment for the fee margin is a range of plus and minus 1.0 basis point, subject to the mechanics under the Sustainability-Linked Credit Facility.

The obligations under the Sustainability-Linked Credit Facility are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.

The Sustainability-Linked Credit Facility contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Sustainability-Linked Credit Facility to be immediately due and payable.

In addition, the Sustainability-Linked Credit Facility restricts SES Holdings' and Select LLC's ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Sustainability-Linked Credit Facility and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $33.75 million or (b) if SES Holdings' fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $27.0 million. Additionally, the Sustainability-Linked Credit Facility generally permits Select LLC to make distributions required under its existing Tax Receivable Agreements. See "Note 12—Related Party Transactions—Tax Receivable Agreements" for further discussion of the Tax Receivable Agreements.

The Sustainability-Linked Credit Facility also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Sustainability-Linked Credit Facility is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Sustainability-Linked Credit Facility has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.

Certain lenders party to the Sustainability-Linked Credit Facility and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company's securities and/or instruments.

The Prior Credit Agreement was a $300.0 million senior secured revolving credit facility that also had a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The Prior Credit Agreement permitted extensions of credit up to the lesser of $300.0 million and a borrowing base that was calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent. Borrowings under the Prior Credit Agreement bore interest at either the (a) one-, two-, three- or six-month LIBOR ("Eurocurrency Rate") or (b) greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent's prime rate (the "Prior Base Rate") in each case plus an applicable margin. The applicable margin for Eurocurrency Rate loans ranged from 1.50% to 2.00% and the applicable margin for Prior Base Rate loans ranged from 0.50% to 1.00%, in each case, depending on Select LLC's average excess availability under the Prior Credit Agreement. The Prior Credit Agreement was set to mature at the earlier of (a) November 1, 2022, and (b) the earlier termination in whole of the Commitment pursuant to Section 2.1(b) of Article VII of the Prior Credit Agreement.

The Company had $16.0 million outstanding under the Sustainability-Linked Credit Facility as of December 31, 2022 and no borrowings outstanding under the Prior Credit Agreement as of December 31, 2021. The interest rate applied to our outstanding borrowings under the Sustainability-Linked Credit Facility as of December 31, 2022 was 8.25%. As of December 31, 2022 and December 31, 2021, the borrowing base under the Sustainability-Linked Credit Facility and Prior Credit Agreement was $245.0 million and $132.7 million, respectively. The borrowing capacity under the Sustainability-Linked Credit Facility and Prior Credit Agreement was reduced by outstanding letters of credit of $22.9 million and $15.6 million as of December 31, 2022 and December 31, 2021, respectively. The Company's letters of credit have a variable interest rate between 1.75% and 2.25% based on the Company's average excess availability as outlined above. The unused portion of the available borrowings under the Sustainability-Linked Credit Facility was $206.1 million as of December 31, 2022.

The principal maturities of debt outstanding on December 31, 2022 were as follows:

Year Ending December 31,	Debt Maturities (in thousands)
2023	$ —
2024	—
2025	—
2026	—
2027	16,000
Total	$ 16,000

In connection with the entry into the Sustainability-Linked Credit Facility, the Company incurred $2.1 million of debt issuance costs during the year ended December 31, 2022. Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of December 31, 2022 and December 31, 2021, were $2.1 million and $0.6 million, respectively. As these debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other assets on the consolidated balance sheets. Amortization expense related to debt issuance costs was $0.7 million, $0.7 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company was in compliance with all debt covenants as of December 31, 2022.

NOTE 11—COMMITMENTS AND CONTINGENCIES

<u>Litigation</u>

The Company is subject to a number of lawsuits and claims arising out of the normal conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, it is not expected that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on its consolidated financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.

On April 20, 2021, an entity acquired in the 2017 merger (the "Rockwater Merger") with Rockwater Energy Solutions, Inc. ("Rockwater") formally pled guilty to violations of the Clean Air Act that occurred prior to the Rockwater Merger and entered a plea agreement before the U.S. District Court for the Middle District of Pennsylvania. Entry into this plea agreement has resolved the government's prosecution related to Rockwater's altering emissions controls systems on less than 5% of the vehicles in its fleet. The Company made final payments in April 2021 totaling $2.6 million, which was the amount accrued as of both March 31, 2021 and December 31, 2020, and did not incur additional monetary penalties or fines. The total amount paid in settlement of this matter was $4.3 million.

<u>Retentions</u>

We are self-insured up to certain retention limits with respect to workers' compensation, general liability and vehicle liability matters, and health insurance. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history.

NOTE 12—EQUITY-BASED COMPENSATION

The SES Holdings 2011 Equity Incentive Plan (the "2011 Plan") was approved by the board of managers of SES Holdings in April 2011. In conjunction with the private placement of 16,100,000 shares of the Company's Class A common stock on December 20, 2016 (the "Select 144A Offering"), the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the "2016 Plan") for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan immediately prior to the Select 144A Offering were cancelled in exchange for new options granted under the 2016 Plan. On May 8, 2020, the Company's stockholders approved an amendment to the 2016 Plan to increase the number of shares of the Company's Class A common stock that may be issued under the 2016 Plan by 4,000,000 shares and to make certain other administrative changes. The 2016 Plan includes share recycling provisions that allow shares subject to an award that are withheld or surrendered to the Company in payment of any exercise price or taxes or an award that expires or is cancelled, forfeited or otherwise terminated without actual delivery of the underlying shares of Class A common stock to be considered not delivered and thus available to be granted as new awards under the 2016 Plan.

Currently, the maximum number of shares reserved for issuance under the 2016 Plan is approximately 13.3 million shares, with approximately 2.9 million shares available to be issued as of December 31, 2022. For all share-based compensation award types, the Company accounts for forfeitures as they occur.

On February 23, 2022, the Company assumed the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the "2017 Plan"), and the Nuverra Environmental Solutions, Inc. 2018 Restricted Stock Plan for Directors (the "2018 Plan" and, together with the 2017 Plan, the "Assumed Plans") and certain equity awards outstanding under the Assumed Plans in connection with the Nuverra Acquisition. Under the 2017 Plan, the Company may grant to certain eligible participants who were employees, directors or other service providers of Nuverra prior to the Nuverra Acquisition options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards, performance awards, or any combination of the foregoing, with respect to up to 1,772,058 shares of Nuverra common stock. Under the 2018 Plan, the Company may grant to certain eligible participants who were directors of Nuverra prior to the Nuverra Acquisition restricted stock awards with respect to up to 100,000 shares of Nuverra common stock. The shares remaining available for issuance under the Assumed Plans were converted into shares of the Company's Class A common stock at a conversion rate of one Nuverra share to 0.2551 shares of the Company's Class A common stock such that at the time of the Nuverra Acquisition an aggregate of 131,110 shares of the Company's Class A common stock was available for issuance with respect to assumed awards and future awards under the 2017 Plan and an aggregate of 24,984 shares of the Company's Class A common stock was available for issuance with respect to assumed awards and future awards under the 2018 Plan. No awards have been granted under these legacy Nuverra Assumed Plans.

The aggregate number of shares of the Company's Class A common stock available for issuance under the Assumed Plans will be reduced by one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to an award granted under the Assumed Plans. If any award granted under the 2017 Plan (in whole or in part) is cancelled, forfeited, exchanged, settled in cash, or otherwise terminated, the shares of the Company's Class A common stock subject to such award will again be available at a rate of one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to such award, and if any award granted under the 2018 Plan (in whole or part) is forfeited, the shares of the Company's Class A common stock subject to such award will again be available at a rate of one share of the Company's Class A common stock for every one share of the Company's Class A common stock subject to such award. The Company registered the securities issuable under the Assumed Plans by filing a registration statement on Form S-8 with the Securities and Exchange Commission on February 23, 2022. As of December 31, 2022, the maximum number of shares of the Company's Class A common stock available for future issuance under the 2017 Plan is 55,769 and under the 2018 Plan is 14,736.

Stock Option Awards

The Company has outstanding stock option awards as of December 31, 2022 but there have been no option grants since 2018. The stock options were granted with an exercise price equal to or greater than the fair market value of a share of Class A common stock as of the date of grant. The Company utilized the Monte Carlo option pricing model to determine fair value of the options granted during 2018, which incorporated assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The expected life of the options at the time of the grant was based on the vesting period and term of the options awarded, which was ten years.

A summary of the Company's stock option activity and related information as of and for the year ended December 31, 2022 is as follows:

	For the year ended December 31, 2022				
	Stock Options	Weighted-average Grant Date Value	Weighted-average Exercise Price	Weighted-average Grant Date Value Term (Years)	Aggregate Intrinsic Value (in thousands) [a]
Beginning balance, outstanding	2,074,216	$ 9.82	$ 16.89	4.4	$ —
Exercised	(70,000)	10.82	8.70		95
Forfeited	(9,411)	7.61	20.00		
Expired	(327,933)	8.27	17.49		
Ending balance, outstanding	1,666,872	$ 10.10	$ 17.10	4.2	$ 353
Ending balance, exercisable	1,666,872	$ —	$ 17.10	4.2	$ 353
Nonvested as of December 31, 2022	—	N/A	$ —		

(a) Aggregate intrinsic value for stock options is based on the difference between the exercise price of the stock options and the quoted closing Class A common stock price of $9.24 and $6.23 as of December 31, 2022 and 2021, respectively.

The Company recognized $0, a nominal amount of compensation expense, and $0.2 million of compensation expense related to stock options during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2021, all equity-based compensation expense related to stock options had been recognized.

Restricted Stock Awards and Restricted Stock Units

The value of the restricted stock awards and restricted stock units granted was established by the market price of the Class A common stock on the date of grant and is recorded as compensation expense ratably over the vesting term, which is generally one to three years from the applicable date of grant. The Company recognized compensation expense of $14.3 million, $7.9 million and $7.2 million related to the restricted stock awards and restricted stock units for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $19.1 million of unrecognized compensation expense with a weighted-average remaining life of 1.7 years related to unvested restricted stock awards. During 2022 and 2021, the Company paid $4.4 million and $1.2 million, respectively, to repurchase shares in connection with employee minimum tax withholding obligations on vested shares. No restricted stock units have been granted since 2017.

A summary of the Company's restricted stock awards activity and related information for the year ended December 31, 2022 is as follows:

| | For the year ended December 31, 2022 | |
	Restricted Stock Awards	Weighted-average Grant Date Fair Value
Nonvested as of December 31, 2021	3,144,513	$ 6.35
Granted	2,923,073	8.21
Vested	(1,621,148)	6.97
Forfeited.	(208,723)	7.12
Nonvested as of December 31, 2022	4,237,715	$ 7.36

Performance Share Units ("PSUs")

During 2020, 2021 and 2022, the Company approved grants of PSUs that are subject to both performance-based and service-based vesting provisions related to (i) return on asset performance ("ROA") in comparison to thirteen peer companies and (ii) Adjusted Free Cash Flow ("FCF") performance percentage. The number of shares of Class A common stock issued to a recipient upon vesting of the PSUs will be calculated based on ROA and FCF performance over the applicable period from either January 1, 2020 through December 31, 2022, January 1, 2021 through December 31, 2023 or January 1, 2022 through December 31, 2024.

During 2021, the Company also approved grants of PSUs subject to both performance-based and service-based vesting conditions based on adjusted earnings before taxes and depreciation ("Adjusted EBITDA") (as defined in the applicable PSU agreement). The target PSUs granted in 2021 connected with Adjusted EBITDA would vest at 100% only if the minimum Adjusted EBITDA threshold was met. None of the Adjusted EBITDA-based PSUs granted in 2021 achieved the performance-based vesting conditions and all such awards were forfeited for zero consideration.

The target number of shares of Class A common stock subject to each remaining PSU granted in 2020, 2021 and 2022 is one; however, based on the achievement of performance criteria, the number of shares of Class A common stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2023 for the 2020 PSU grants, June 30, 2024 for the 2021 PSU grants, and June 30, 2025, for the 2022 PSU grants, assuming the applicable minimum performance metrics are achieved.

The target PSUs granted in 2020 that become earned connected with the ROA in comparison to other companies will be determined based on the Company's Average Return on Assets (as defined in the applicable PSU agreement) relative to the Average Return on Assets of the peer companies (as defined in the applicable PSU agreement) in accordance with the following table, but only if the Company's Average Return on Assets is equal to or greater than 5% during the performance period. The target PSUs granted in 2021 and 2022 removed the 5% minimum ROA for the Company and added that the Company must have a positive Total Shareholder Return (as defined in the applicable PSU agreement) over the performance period. As a result of this market condition being added, the 2021 and 2022 PSUs will be valued each reporting period utilizing a Black-Scholes model.

Ranking Among Peer Group	Percentage of Target Amount Earned
Outside of Top 10	0%
Top 10	50%
Top 7	100%
Top 3	175%

The target PSUs that become earned in connection with the adjusted FCF performance percentage will be determined (as defined in the applicable PSU agreement) in accordance with the following table:

Adjusted FCF Performance Percentage	Percentage of Target Amount Earned
Less than 70%	0%
70%	50%
100%	100%
130%	175%

The fair value on the date the PSUs were granted during 2022, 2021 and 2020 was $5.0 million, $4.4 million and $4.4 million, respectively. Compensation expense related to the PSUs is determined by multiplying the number of shares of Class A common stock underlying such awards that, based on the Company's estimate, are probable to vest by the measurement-date (i.e., the last day of each reporting period date) fair value and recognized using the accelerated attribution method. During the year ended December 31, 2022, the Company revised the estimates for the PSUs granted in 2020 and expect 0% to vest. The Company recognized compensation expense of $1.3 million, $1.6 million, and a reduction to compensation expense of $1.7 million related to the PSUs for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the unrecognized compensation cost related to our unvested PSUs is estimated to be $4.6 million and is expected to be recognized over a weighted-average period of 1.7 years. However, this compensation cost will be adjusted as appropriate throughout the applicable performance periods.

The following table summarizes the information about the PSUs outstanding as of December 31, 2022:

	PSUs
Nonvested as of December 31, 2021	2,205,604
Target shares granted	665,992
Target shares forfeited (1)	(1,010,862)
Target shares outstanding as of December 31, 2022	1,860,734

(1) All PSUs granted in 2019 and all PSUs granted in 2021 tied to Adjusted EBITDA did not achieve the respective performance targets and were forfeited.

Employee Stock Purchase Plan (ESPP)

The Company has an Employee Stock Purchase Plan ("ESPP") under which employees that have been continuously employed for at least one year may purchase shares of Class A common stock at a discount. The plan provides for four offering periods per year for purchases: December 1 through February 28, March 1 through May 31, June 1 through August 31 and September 1 through November 30. At the end of each offering period, enrolled employees purchase shares of Class A common stock at a price equal to 95% of the market value of the stock on the last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to contribute a maximum of $15,000 to the plan in a single calendar year. The plan is deemed to be noncompensatory. On November 3, 2022, our board of directors approved an amendment to the ESPP, which suspended all offerings on or after December 1, 2022. Our board of directors reserves the right to recommence offerings pursuant to its discretion and the terms of the ESPP.

The following table summarizes ESPP activity (in thousands, except shares):

	For the year ended December 31, 2022
Cash received for shares issued	$ 53
Shares issued	6,973

Share-repurchases

During the years ended December 31, 2022 and 2021, the Company repurchased 2,297,985 and zero shares, respectively, of Class A common stock in the open market and repurchased 524,562 and 199,974 shares, respectively, of Class A common stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the year ended December 31, 2022, the repurchases were accounted for as a decrease to paid in-capital of $20.3 million and a decrease to Class A common stock of approximately $28,000.

NOTE 13—FAIR VALUE MEASUREMENT

The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment and abandonment of property and equipment, intangible assets and goodwill or to measure the value of securities marked to market. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.

ASC 820 establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2—Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs that are unobservable and significant to the fair value measurement (including the Company's own assumptions in determining fair value).

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the years ended December 31, 2022, 2021 and 2020.

Assets and liabilities measured at fair value on a recurring and non-recurring basis

Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination or asset acquisition and measurements of goodwill and intangible impairment. As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.

Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The development of future cash flows and the estimate of fair value represent the Company's best estimates based on industry trends and reference to market transactions and are subject to variability.

The Company's estimates of fair value have been determined at discrete points in time based on relevant information. These estimates involve uncertainty and cannot be determined with precision. There were no significant changes in valuation techniques or related inputs for the years ended December 31, 2022, 2021 and 2020.

The following table presents information about the Company's assets measured at fair value on a recurring and non-recurring basis for the years ended December 31, 2022, 2021 and 2020.

| | | | Fair Value Measurements Using | | | Carrying | |
			Level 1	Level 2	Level 3	Value[1]	Impairment
					(in thousands)		
Year Ended December 31, 2022							
Investments	Recurring	March 31	$ 35	$ —	$ —	$ 35	$ —
Investments	Recurring	June 30	35	—	—	35	—
Year Ended December 31, 2021							
Investments	Recurring	March 31	$ 1,546	$ —	$ —	$ 1,546	$ —
Investments	Recurring	June 30	2,208	—	—	2,208	—
Investments	Recurring	September 30	1,717	—	—	1,717	—
Investments	Recurring	December 31	75	—	—	75	—
Year Ended December 31, 2020							
Goodwill	Non-recurring	March 31	$ —	$ —	$ —	$ 266,934	$ 266,934
Trademark	Non-recurring	March 31	—	—	14,360	23,442	9,082
Property and equipment . . .	Non-recurring	March 31	—	—	176	3,360	3,184
Property and equipment . . .	Non-recurring	June 30	—	—	—	4,726	4,726
Investments	Recurring	September 30	—	1,768	—	1,768	—
Investments	Recurring	December 31	3,377	—	—	3,377	—

(1)   Amount represents carrying value at the date of assessment.

Nonmonetary transaction: During the year ended December 31, 2020, the Company had a nonmonetary exchange with a customer whereby the customer settled a $1.6 million accounts receivable balance using its restricted common stock, warrants and other privately traded securities. The Company elected the fair value option to account for the securities using a Level-2 calculation during the third quarter of 2020 with the value of the restricted stock and warrants derived from quoted active market pricing of unrestricted, publicly-traded, common stock and warrants and the value of the other privately traded securities was derived from a correlation with observable market data. The Company chose the fair value option to account for the securities because it represents the period-end value of the securities, which the Company has the ability to sell. The registration statement registering the resale of the restricted common stock, warrants and other privately traded securities received became effective in the fourth quarter of 2020. Accordingly, the

Company used a Level-1 calculation during the fourth quarter of 2020 and throughout 2021 and 2022 with the value of the securities derived from quoted market pricing of unrestricted, publicly-traded securities.

The Company sold most of these securities during 2021 for $2.3 million, and recorded a $1.0 million realized gain during the year ended December 31, 2021 recognized within other income (expense), net on the accompanying consolidated statements of operations. The Company recorded a $2.0 million unrealized loss and $1.8 million unrealized gain on the securities during the years ended December 31, 2021 and 2020, respectively, based on the value of the securities as of the end of each reporting period within those respective years, recognized within other income (expense), net on the accompanying consolidated statements of operations. The remaining securities expired during the third quarter of 2022 resulting in a realized loss of $0.1 million recognized within other income (expense), net on the accompanying consolidated statements of operations.

Other fair value considerations

See "Note 4—Impairments and Other Costs" for a discussion of impairment reflected above incurred during the year ended December 31, 2020. Also, see "Note 3—Acquisitions" for a discussion of the fair value incorporated into the purchase price allocation for acquisitions occurring during the years ended December 31, 2022 and 2021.

The carrying values of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value as of December 31, 2022 and 2021 due to the short-term nature of these instruments. The carrying value of debt as of December 31, 2022 approximates fair value due to variable market rates of interest. The Company had no outstanding debt as of December 31, 2021. The estimated fair values of the Company's financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

NOTE 14—RELATED PARTY TRANSACTIONS

The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons, an investment in a company that is significantly influenced by another related party, and cost-method and equity-method investees. The Company has entered into a number of transactions with related parties. In accordance with the Company's related persons transactions policy, the audit committee of the Company's board of directors regularly reviews these transactions. However, the Company's results of operations may have been different if these transactions were conducted with non-related parties.

During the year ended December 31, 2022, sales to related parties were $2.1 million and purchases from related-party vendors were $12.4 million. These purchases consisted of $10.2 million relating to the rental of certain equipment or other services used in operations, $1.2 million relating to management, consulting and other services, $0.9 million related to purchases of property and equipment and $0.1 million related to inventory and other consumables.

During the year ended December 31, 2021, sales to related parties were $1.1 million and purchases from related-party vendors were $7.0 million. These purchases consisted of $5.8 million relating to the rental of certain equipment or other services used in operations, $1.0 million relating to management, consulting and other services and $0.2 million related to purchases of property and equipment.

During the year ended December 31, 2020, sales to related parties were $3.9 million and purchases from related-party vendors were $7.3 million. These purchases consisted of $6.3 million relating to the rental of certain equipment or other services used in operations, $0.5 million relating to purchases of property and equipment, $0.4 million relating to management, consulting and other services and $0.1 million relating to inventory and consumables.

Tax Receivable Agreements

In connection with the Select 144A Offering, the Company entered into two tax receivable agreements (the "Tax Receivable Agreements") with certain affiliates of the then-holders of SES Holdings LLC Units (each such person and any permitted transferee thereof, a "TRA Holder," and together, the "TRA Holders").

The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview Partners II GP, L.P. ("Crestview GP"), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company's acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Company's Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.

The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.

The Company has not recognized a liability associated with the Tax Receivable Agreements as of December 31, 2022, or 2021.

NOTE 15—INCOME TAXES

Select Inc. is subject to U.S. federal and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Select Inc. recognizes a tax liability on its allocable share of SES Holdings' taxable income.

The Company's effective tax rates for the years ended December 31, 2022, 2021 and 2020 were 1.7%, 0.3% and 0.4% respectively. The effective tax rates for the years ended December 31, 2022, 2021 and 2020 differ from the statutory rate of 21% for 2022, 2021 and 2020 due to net income allocated to noncontrolling interests, state income taxes and valuation allowances.

The components of the federal and state income tax (benefit) expense are summarized as follows:

	For the year ended December 31,		
	2022	2021	2020
	(in thousands)		
Current tax expense (benefit)			
Federal income tax expense (benefit)	$ 163	$ 126	$ (941)
State and local income tax expense (benefit)	982	(262)	(439)
Total current expense (benefit)	1,145	(136)	(1,380)
Deferred tax (benefit) expense			
Federal income tax expense (benefit)	—	56	(105)
State and local income tax (benefit) expense	(188)	227	9
Total deferred (benefit) expense	(188)	283	(96)
Total income tax expense (benefit)	$ 957	$ 147	$ (1,476)
Tax expense (benefit) attributable to controlling interests	$ 838	$ 124	$ (1,246)
Tax expense (benefit) attributable to noncontrolling interests	119	23	(230)
Total income tax expense (benefit)	$ 957	$ 147	$ (1,476)

A reconciliation of the Company's provision for income taxes as reported and the amount computed by multiplying income before taxes, less noncontrolling interest, by the U.S. federal statutory rate of 21% for 2022, 2021 and 2020:

	For the year ended December 31,		
	2022	2021	2020
	(in thousands)		
Provision calculated at federal statutory income tax rate:			
Income (loss) before equity in losses of unconsolidated entities and taxes	$ 56,724	$ (49,659)	$ (403,208)
Equity in losses of unconsolidated entities	(913)	(279)	—
Income (loss) before taxes	55,811	(49,938)	(403,208)
Statutory rate	21 %	21 %	21 %
Income tax expense (benefit) computed at statutory rate	11,720	(10,487)	(84,674)
Less: noncontrolling interests	(1,688)	1,651	13,272
Income tax expense (benefit) attributable to controlling interests	10,032	(8,836)	(71,402)
State and local income taxes, net of federal benefit	699	(30)	(430)
State rate change	488	(2,787)	179
Change in subsidiary tax status	—	679	(409)
Deferred tax adjustments	122	4,804	—
CARES Act NOL carryback benefit	—	—	(459)
Change in valuation allowance	(11,042)	6,119	71,275
Other	539	175	—
Income tax expense (benefit) attributable to controlling interests	838	124	(1,246)
Income tax expense (benefit) attributable to noncontrolling interests	119	23	(230)
Total income tax expense (benefit)	$ 957	$ 147	$ (1,476)

Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 2022, and 2021, the Company had net deferred tax liabilities of $0.3 million and $0.5 million, respectively, which are recorded in other long-term liabilities on the consolidated balance sheets. The principal components of the deferred tax assets (liabilities) are summarized as follows:

	For the year ended December 31,	
	2022	2021
	(in thousands)	
Deferred tax assets		
Outside basis difference in SES Holdings	$ 62,111	$ 62,110
Net operating losses	117,493	92,366
Credits and other carryforwards	4,240	4,316
Other	91	43
Total deferred tax assets before valuation allowance	183,935	158,835
Valuation allowance	(183,915)	(158,779)
Total deferred tax assets	20	56
Deferred tax liabilities		
Property and equipment	342	530
Other	20	56
Total deferred tax liabilities	362	586
Net deferred tax liabilities	$ (342)	$ (530)

For the year ended December 31, 2022, the Company recorded a net increase in valuation allowance of $25.1 million against certain deferred tax assets. The net increase was primarily due to deferred tax assets that were acquired in the Nuverra acquisition that are not realizable as of December 31, 2022.

The Company has assessed the future potential to realize these deferred tax assets and has concluded it is more likely than not that these deferred tax assets will not be realized based on current economic conditions and future expectations. Furthermore, the Company has not recorded a liability for the effect of any associated Tax Receivable Agreement liabilities as the liability is based on the actual cash tax savings expected to be realized by the Company, which are not considered probable as of December 31, 2022 or 2021. The Company considers all available evidence (both positive and negative), including continuing periods of income and other tax planning strategies, in determining whether realization of the tax benefit is more likely than not. The Company will continue to monitor facts and circumstances in the reassessment of the likelihood that the tax benefit will be realized. If this were to occur, the valuation allowance, or a portion thereof, would be released. Similarly, the Company considers all available evidence (both positive and negative) in order to determine the probability of a payment under the Tax Receivable Agreements in its assessment of establishing a liability. If determined to be probable, there would be a corresponding charge to Tax Receivable Agreement expense. See "Note 14—Related Party Transactions" for further discussion of the Tax Receivable Agreements.

On March 27, 2020, the CARES Act was enacted. The CARES Act includes, among other things, certain income tax provisions for businesses. The Company recognized an income tax benefit of $0.5 million during 2020, as a result of the net operating loss carryback and interest expense limitation provisions of the CARES Act.

As of December 31, 2022, the Company and certain of its corporate subsidiaries had approximately $886.3 million of U.S. federal net operating loss carryforwards ("NOLs"), $410.4 million of which the Company expects will expire unused due to applicable IRC Section 382 limitations and such NOLs have not been included in the deferred taxes table above, $142.9 million of which will begin to expire in 2031 and $333.0 million of which have no expiration. The Company also has tax benefits from state NOLs of approximately $26.2 million, $10.5 million of which the Company expects will expire unused due to state law limitations similar to IRC Section 382 and the remaining $15.7 million of which will begin to expire in 2023, and non-U.S. NOLs of approximately $6.6 million, which will begin to expire in 2035.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2022 and 2021 there was no liability or expense for the periods then ended recorded for payments of interest and penalties associated with uncertain tax positions or material unrecognized tax positions.

Separate U.S. federal and state income tax returns are filed for Select Inc., SES Holdings and certain consolidated affiliates. The tax years 2018 through 2021 remain open to examination by the major taxing jurisdictions in which the Company is subject to income tax. During 2021, the Louisiana Department of Revenue completed its audits of the corporate income and franchise tax returns of Select Inc. and Select Western, a corporate subsidiary of SES Holdings, for the years ended 2016 through 2018. The audits did not result in a material assessment.

NOTE 16—NONCONTROLLING INTERESTS

The Company's noncontrolling interests fall into two categories as follows:

- Noncontrolling interests attributable to joint ventures formed for water-related services.

- Noncontrolling interests attributable to holders of Class B common stock.

	As of December 31, 2022	As of December 31, 2021
	(in thousands)	
Noncontrolling interests attributable to joint ventures formed for water-related services	$ 4,167	$ 1,091
Noncontrolling interests attributable to holders of Class B common stock	113,584	101,987
Total noncontrolling interests	$ 117,751	$ 103,078

During the year ended December 31, 2022, the Company acquired $30.0 million of noncontrolling interest in connection with the Breakwater acquisition on November 1, 2022, and purchased these noncontrolling interests on December 2, 2022, for $29.3 million. See Note 3 – *Acquisitions* for more detail. Additionally, the Company made a distribution of $0.05 per unit for holders of units of SES Holdings, LLC totaling $0.8 million. See Note 1 – *Business and Basis of Presentation.* Further, the Company contributed to a newly formed water-related services joint venture that added $4.8 million of noncontrolling interest during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company initiated the dissolution of one of its water-related services joint ventures and increased its ownership in another joint venture, which combined, eliminated $0.9 million of noncontrolling interest. For all periods presented, there were no other changes to Select's ownership interest in joint ventures formed for water-related services. However, during the years ended December 31, 2022, 2021 and 2020, there were changes in Select's ownership interest in SES Holdings LLC. The effects of the changes in Select's ownership interest in SES Holdings LLC are as follows:

	For the year ended December 31,		
	2022	2021	2020
	(in thousands)		
Net income (loss) attributable to Select Energy Services, Inc.	$ 48,278	$ (42,225)	$ (338,684)
Transfers from (to) noncontrolling interests:			
Increase in additional paid-in capital due to purchase of noncontrolling interest	1,077	—	—
(Decrease) increase in additional paid-in capital as a result of issuing shares for business combinations.	(5,269)	532	—
Decrease in additional paid-in capital as a result of stock option exercises.	(24)	—	—
Increase in additional paid-in capital as a result of restricted stock issuance, net of forfeitures	2,406	1,847	1,874
Increase in additional paid-in capital as a result of issuance of common stock due to vesting of restricted stock units	—	—	1
Increase (decrease) in additional paid-in capital as a result of the repurchase of SES Holdings LLC Units	445	(19)	(1,416)
(Decrease) increase in additional paid-in capital as a result of the Employee Stock Purchase Plan shares issued.	(1)	1	7
Change to equity from net income (loss) attributable to Select Energy Services, Inc. and transfers from noncontrolling interests	$ 46,912	$ (39,864)	$ (338,218)

NOTE 17— INCOME (LOSS) PER SHARE

Income (loss) per share is based on the amount of income (loss) allocated to the stockholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 1,666,872 and 2,074,216 shares of Class A common stock are not included in the calculation of diluted weighted-average shares outstanding for the year ended December 31, 2022 and 2021 respectively, as their effect is antidilutive.

The following tables present the Company's calculation of basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands, except share and per share amounts):

	Year ended December 31, 2022		
	Select Energy Services, Inc.	Class A	Class B
Numerator:			
Net income	$ 54,854		
Net income attributable to noncontrolling interests	(6,576)		
Net income attributable to Select Energy Services, Inc. — basic	$ 48,278	$ 48,278	$ —
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of restricted stock	31	31	—
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of performance units	26	26	—
Net income attributable to Select Energy Services, Inc. — diluted	$ 48,335	$ 48,335	$ —
Denominator:			
Weighted-average shares of common stock outstanding — basic		95,214,033	16,221,101
Dilutive effect of restricted stock		416,671	—
Dilutive effect of performance share units		357,626	—
Dilutive effect of ESPP		349	—
Weighted-average shares of common stock outstanding — diluted		95,988,679	16,221,101
Income per share:			
Basic		$ 0.51	$ —
Diluted		$ 0.50	$ —

	Year ended December 31, 2021		
	Select Energy Services, Inc.	Class A	Class B
Numerator:			
Net loss	$ (50,085)		
Net loss attributable to noncontrolling interests	7,860		
Net loss attributable to Select Energy Services, Inc. — basic	$ (42,225)	$ (42,225)	$ —
Net loss attributable to Select Energy Services, Inc. — diluted	$ (42,225)	$ (42,225)	$ —
Denominator:			
Weighted-average shares of common stock outstanding — basic		87,275,467	16,221,101
Weighted-average shares of common stock outstanding — diluted		87,275,467	16,221,101
Loss per share:			
Basic		$ (0.48)	$ —
Diluted		$ (0.48)	$ —

	Year ended December 31, 2020		
	Select Energy Services, Inc.	Class A	Class B
Numerator:			
Net loss	$ (401,732)		
Net loss attributable to noncontrolling interests	63,048		
Net loss attributable to Select Energy Services, Inc. — basic	$ (338,684)	$ (338,684)	$ —
Net loss attributable to Select Energy Services, Inc. — diluted	$ (338,684)	$ (338,684)	$ —
Denominator:			
Weighted-average shares of common stock outstanding — basic		85,158,764	16,221,101
Weighted-average shares of common stock outstanding — diluted		85,158,764	16,221,101
Loss per share:			
Basic		$ (3.98)	$ —
Diluted		$ (3.98)	$ —

NOTE 18—SEGMENT INFORMATION

Select Inc. is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. The Company's services are offered through three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company's CODM assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate or Other.

The Company's CODM assesses performance and allocates resources on the basis of the following three reportable segments:

Water Services — The Water Services segment consists of the Company's services businesses, including water transfer, flowback and well testing, fluids hauling, water monitoring water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.

Water Infrastructure — The Water Infrastructure segment consists of the Company's infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions, and our produced water gathering systems and saltwater disposal wells, as well as solids disposal facilities, primarily serving E&P companies.

Oilfield Chemicals — The Oilfield Chemicals segment provides technical solutions, products and expertise related to chemical applications in the oil and gas industry. We develop, manufacture, manage logistics and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, pipelines and well completions for customers ranging from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

Financial information by segment for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the year ended December 31, 2022			
	Revenue	Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)			
Water Services.................................	$ 803,431	$ 48,556	$ 67,755	$ 29,456
Water Infrastructure	275,703	21,892	36,728	40,719
Oilfield Chemicals..............................	318,280	27,504	9,024	4,178
Other...	—	(315)	—	—
Eliminations...................................	(9,994)	—	—	—
Income from operations		97,637		
Corporate.....................................	—	(58,475)	2,209	3,200
Interest expense, net	—	(2,700)	—	—
Bargain purchase gain...........................	—	13,352	—	—
Other income, net	—	6,910	—	—
	$ 1,387,420	$ 56,724	$ 115,716	$ 77,553

	For the year ended December 31, 2021			
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
			(in thousands)	
Water Services...........................	$ 399,709	$ (26,219)	$ 53,777	$ 18,296
Water Infrastructure	155,323	2,689	26,957	22,043
Oilfield Chemicals.....................	216,410	1,984	9,294	5,010
Other.....................................	—	(19)	—	—
Eliminations............................	(6,822)	—	—	—
Loss from operations.................		(21,565)		
Corporate	—	(43,975)	2,430	1,032
Interest expense, net	—	(1,711)	—	—
Bargain purchase gain................		18,985		
Other expense, net....................	—	(1,393)	—	—
	$ 764,620	$ (49,659)	$ 92,458	$ 46,381

	For the year ended December 31, 2020			
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
			(in thousands)	
Water Services...........................	$ 322,461	$ (250,779)	$ 61,758	$ 2,161
Water Infrastructure	125,710	(96,290)	27,599	6,852
Oilfield Chemicals.....................	160,825	(13,365)	9,443	7,157
Other.....................................	—	(733)	—	—
Eliminations............................	(3,891)	—	—	—
Loss from operations.................		(361,167)		
Corporate	—	(33,610)	2,872	330
Interest expense, net	—	(2,136)	—	—
Other expense, net....................	—	(6,295)	—	—
	$ 605,105	$ (403,208)	$ 101,672	$ 16,500

Total assets by segment as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022	As of December 31, 2021
	(in thousands)	
Water Services...	$ 608,616	$ 533,071
Water Infrastructure	420,233	229,803
Oilfield Chemicals..	183,469	180,732
Other..	10,535	6,586
	$ 1,222,853	$ 950,192

Revenue by groups of similar products and services is as follows:

	For the year ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Oilfield chemicals	$ 318,280	$ 216,410	$ 160,825
Water transfer	295,571	175,153	146,728
Fluid hauling	257,405	85,355	58,368
Pipeline logistics and disposal	194,513	108,629	91,971
Accommodations and rentals	128,078	64,467	56,973
Flowback and well testing	123,825	75,610	61,839
Water sourcing and recycling	76,931	46,695	33,739
Eliminations and other service lines	(7,183)	(7,699)	(5,338)
	$ 1,387,420	$ 764,620	$ 605,105

NOTE 19—SUBSEQUENT EVENT

On February 21, 2023 we announced a rebranding initiative that will occur during the first half of 2023. As a result of this initiative, our existing trademarks, having a net book value of $14.4 million, will no longer be considered indefinite-lived and will be measured for impairment during the quarter ending March 31, 2023.

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total stockholder return for Select Energy Services, Inc.'s Class A common stock, based on the market price of the Class A common stock and assuming reinvestment of dividends, with the cumulative total stockholder return of companies with the New York Stock Exchange Market Value Index (Select's broad equity market index) and the Philadelphia Stock Exchange Oil Service Sector Index for the period commencing on December 31, 2017 and ending on December 31, 2022.



COMPARISON OF CUMULATIVE TOTAL RETURN (5-YEAR PERIOD ENDING DECEMBER 31, 2022)
Among Select Energy Services, Inc., the NYSE Composite Index and the PHLX Oil Service Index

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Select Energy Services Inc.	$100.00	$34.65	$50.88	$22.48	$34.16	$50.93
NYSE Composite	$100.00	$88.80	$108.62	$113.40	$134.00	$118.55
PHLX Oil Service Sector	$100.00	$53.90	$52.35	$29.64	$35.25	$56.07

Corporate Headquarters

Select Energy Services, Inc.
1233 West Loop South, Suite 1400
Houston, TX 77027
713-235-9500 | **selectenergy.com**



Board of Directors

John D. Schmitz
Chairman, President
& Chief Executive Officer

Gayle L. Burleson
Independent Director

Richard A. Burnett
Independent Director

Robert V. Delaney
Independent Director

Luis Fernandez-Moreno
Independent Director

Robin H. Fielder
Independent Director

Troy W. Thacker
Independent Director

Douglas J. Wall
Independent Director

Executive Management

John D. Schmitz
Chairman, President & Chief Executive Officer

Michael C. Skarke
Executive Vice President & Chief Operating Officer

Nicholas L. Swyka
Senior Vice President & Chief Financial Officer

Christopher K. George
Senior Vice President, Corporate Development, Investor
Relations & Sustainability

Suzanne J. Colbert
Senior Vice President & Chief Technology Officer

Cody J. Ortowski
Executive Vice President, Business Strategy

TRANSFER AGENT

Broadridge Financial Solutions
shareholder@broadridge.com
720-378-5591

INVESTOR RELATIONS

Christopher K. George
SVP Corporate Development,
IR & Sustainability
713-235-9500
IR@selectenergy.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP

COMMON STOCK

Class A common stock of
Select Energy Services is
traded on the NYSE under
the symbol WTTR





selectenergy.com